UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 February, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold (KDC and Beatrix) listed separately
JOHANNESBURG. 14 February 2013, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December quarter of R546 million compared with R1,424 million in the September quarter and R2,605 million in the December 2011 quarter. Net earnings from continuing operations for the December quarter amounted to R382 million compared with R1,000 million in the September quarter and R1,467 million in the December 2011 quarter. Net earnings from discontinued operations for the December quarter amounted to R164 million compared with R425 million in the September quarter and R1,138 million in the December 2011 quarter.

In US dollar terms net earnings for the December quarter were US$54 million, compared with US$171 million in the September quarter and US$336 million in the December 2011 quarter. Net earnings from continuing operations for the December quarter were US$41 million, compared with US$122 million in the September quarter and US$186 million in the December 2011 quarter. Net earnings from discontinued operations for the December quarter were US$13 million, compared with US$48 million in the September quarter and US$150 million in the December 2011 quarter.
December 2012 quarter salient features-including continuing and discontinued operations
·
Illegal strike action at KDC and Beatrix resulted in 110,000 ounces of lost production;
·
Gold Fields unbundles and lists Sibanye Gold, formerly GFIMSA (KDC, Beatrix and Service companies);
·
Gold production for total Gold Fields down 7 per cent at 754,000 equivalent attributable ounces due to illegal strikes;
·
Total cash cost for total Gold Fields of US$946 per ounce and NCE of US$1,476 per ounce; and
·
Operating margin for total Gold Fields of 44 per cent and NCE margin of 13 per cent.

A final dividend of 75 SA cents per share (gross) is payable on 11 March 2013, giving a total dividend for the year ended
December 2012 of 235 SA cent per share (gross).
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
Key issues of the December 2012 quarter
The December quarter of 2012 was a quarter of great challenges on the one hand and significant milestones on the other.
While the international operations had an outstanding quarter, KDC and Beatrix in South Africa were impacted by the industry-
wide illegal strikes in the South African mining industry.

Group attributable gold production of 754,000 ounces for the December quarter was 7 per cent lower than the 811,000 ounces achieved in the September quarter. This decline was due to the impact of the illegal strikes, compounded by a slower than anticipated resumption of normal production following the cessation of the strikes. In the South Africa region, production at KDC and Beatrix in aggregate decreased by 30 per cent from 316,000 ounces in the September quarter to 220,000 ounces in the
December quarter. The strike action during the December quarter resulted in the loss of 23 production days at KDC East, 27 production days at KDC West, 29 production days at Beatrix as well as 110, 000 ounces of gold production during the quarter.

The protracted strikes across the industry had a significant impact beyond the production impact. Mining companies not only suffered significant earnings losses but also a breakdown of trust and common purpose between employees and employers, which will require a significant effort to restore. Specifically, a new engagement model needs to be established whereby mining companies no longer rely solely on trade unions to communicate with employees. Instead direct contact needs to be established and regularly maintained with the workforce for us to gain a first-hand understanding of the concerns and aspirations of our employees. In this way companies will be more in tune with the challenges faced by our employees and can determine relevant action plans to create closer alignment.

South Africa’s economy was the biggest loser of the strike, suffering not only from the loss of tax revenue but, more significantly, from a loss of investor confidence and support at a time when investment is critical in achieving our national development objectives, the most important of which is the need to create and protect jobs.

To prevent a recurrence of the labour turmoil of 2012, it is vital that government, organised labour and the mining industry work together to determine a sustainable future for the mining industry. This conversation will need to focus first and foremost on the economic realities faced by the industry, namely increasing depth, declining grades, wage increases beyond inflation along with productivity declines, as well as unaffordable increases in electricity tariffs and other input costs, to name just a few. Fiscal measures already implemented and those mooted are a further concern. Should the industry have to continue to bear the brunt of the collective impact of these factors, further declines in mining output and job losses are inevitable.

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Gold Fields Results
Sound leadership is needed from government, industry and organised labour, all of whom need to take a sober look at the events of last year. We, as the mining industry cannot achieve this on our own. Labour and government need to urgently collaborate with the industry to return South Africa to a competitive investment destination. First and foremost it will require government to moderate its views on taxes, electricity costs and other imposts that the industry simply cannot afford. Our workforce and their trade unions need to modify their demands for wage increases well beyond inflation that accompany flat or declining productivity. The mining industry in turn must honour its commitment to all stakeholders in terms of transformation as well as social and labour plans. Only by working together can we determine a sensible and sustainable way forward for the industry.

The international operations increased their combined managed production by 11 per cent from 446,000 gold equivalent ounces in the September quarter to 496,000 gold equivalent ounces in the December quarter. Cerro Corona in the South America region and Agnew in the Australasia region were the best performers. Cerro Corona increased production by 18 per cent from
83,000 gold equivalent ounces to 98,000 gold equivalent ounces while Agnew increased production by 15 per cent from 48,000 ounces to 55,000 ounces. More importantly, however, the NCE margin at Agnew improved from 32 per cent to 46 per cent. At
Cerro Corona the NCE margin remained very high at 49 per cent, a slight decrease from the 52 per cent in the September quarter. The West Africa region also increased production by 11 per cent from 209,000 ounces to 232,000 ounces while the
Australasia region increased production by 8 per cent from 154,000 ounces to 167,000 ounces.

The lower Group production during the quarter resulted in cash costs increasing by 3 per cent from US$916 per ounce to
US$946 per ounce and Notional Cash Expenditure (NCE) increased by 2 per cent from US$1,448 per ounce to US$1,476 per ounce. The Gold Fields continuing operations, excluding the operations of the newly listed Sibanye Gold achieved cash costs of US$793 per ounce and an NCE of US$1,365 per ounce.

At South Deep, three significant milestones in support of the build-up to an annual production run-rate of 700,000 ounces by the end of 2015 were reached during the quarter. The first was the completion, within budget and on time, of South Deep’s new ventilation shaft. The commissioning process at the shaft has already started. The additional rock hoisting capacity provided by this shaft is planned to ramp up to a nameplate capacity of 195,000 tonnes per month by December 2013, which, combined with the 175,000 tonnes capacity of the existing Main shaft, will be sufficient to sustain a full-production mill-feed of 330,000 tonnes per month. The second major milestone was the completion and commissioning of the gold plant expansion, which increased
South Deep’s plant capacity from 220,000 tonnes per month to 330,000 tonnes per month. The third major milestone was the conclusion of a landmark agreement with the National Union of Mineworkers (NUM), introducing a new operating model for the mine. The implementation process has commenced and is well underway. The essence of the agreement is the introduction of a new 24/7/365 operational schedule which is in line with best practice mechanised underground operations world-wide. This is expected to provide an additional 30 per cent face time and help achieve further productivity improvements. The new operating model which includes, inter alia, more competitive grading, remuneration and targeted incentives, is expected to underpin the production ramp-up to the full production run-rate of 700,000 ounces of gold per annum planned for the end of 2015. It also seeks closer employee alignment with the mine’s business objectives. During the December quarter South Deep produced
62,700 ounces of gold, increasing the total for the full 2012 year to 270,000 ounces. Production is expected to improve by between 10 to15 per cent during 2013, though it will still take some months for the full benefits of the new operating model to be realised.

It is with regret that the Gold Fields Board of Directors received, and reluctantly accepted, the resignation of Dr. Mamphela
Ramphele as Chair of the Company’s Board, with immediate effect, to dedicate herself to her socio-economic and political interests. On behalf of the Board, the management, and all of the people of Gold Fields, I thank Dr. Ramphele for her enormous contribution to and inspirational leadership of the Company over the past two-and-a-half years.

Gold Fields non-executive director, Cheryl Carolus, will succeed Dr Ramphele as Chair of the Company with immediate effect.
Ms Carolus was appointed a director of Gold Fields on 10 March 2009.

KDC and Beatrix in the South African region, which now form part of the unbundled Sibanye Gold, are classified as discontinued
operations for accounting purposes and as such all prior periods have been restated to exclude results from these operations.
For comparative purposes only, the Group results, which include continuing and discontinued operations, are provided together with the separate results for continuing and discontinued operations. Commentary relating to Gold Fields operations before the unbundling (combined continuing and discontinued operations) is on pages 5 – 20. Commentary on only continuing operations
(new Gold Fields after the unbundling of Sibanye Gold) is on pages 21 – 22. Commentary on only discontinued operations
(Sibanye Gold) is on pages 23 – 24.
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range – Quarter
ZAR97.93 – ZAR112.38
– at end December 2012
729,536,813
Average Volume – Quarter
1,930,090 shares/day
– average for the quarter
729,075,924
NYSE – (GFI)
Free Float
100 per cent
Range – Quarter
US$11.32 – US$13.02
ADR Ratio
1:1
Average Volume – Quarter
4,034,089 shares/day
Bloomberg/Reuters
GFISJ/GFLJ.J

Gold Fields Results
| 2
The way forward for the new Gold Fields

During the second half of 2012 the Group engaged in a comprehensive analysis of Gold Fields’ operating model and the assets in the portfolio - both producing mines and growth projects. This was in response to the ongoing underperformance of gold industry share prices, including Gold Fields’, when measured against the higher gold price, and the inability of the sector to reflect the decade-long gold bull market in its valuations. The outcome of this analysis and review was a recognition and adoption of five key guiding principles which will underpin the Gold Fields strategy going forward.

The first of these is that our focus will not be on ounce targets at any cost, but on the generation of cash returns. Flowing from this, the Group embarked on a review and repositioning of all of its assets and structures to optimise cash generation in a more sustainable manner. Central to this is a concerted focus on understanding and managing the all-in costs of our business, expressed as Notional Cash Expenditure (NCE).

The most significant outcome of the review process was the decision to separate the Gold Fields portfolio into two entities reflecting the diverse nature of the ore bodies, mining methods, management and operational skills, and technologies required to optimally and sustainably extract these diverse ore bodies.

This decision led to the November 2012 announcement of the creation and unbundling to shareholders of the new Sibanye Gold as a totally independent company with its own dedicated executive management and board of directors, led by well-known and respected South African mining and business entrepreneurs, Neal Froneman (Chief Executive Officer) and Sello Moloko
(Chairman). The new Sibanye Gold, which comprises the KDC and Beatrix mines as well as the various South African service entities, was successfully listed on the JSE Limited and New York Stock Exchange on 11 February 2013. The transaction, which has been widely welcomed by local and foreign investors, has created a fit-for-purpose new vehicle which allows Sibanye
Gold management to determine the optimal future exploitation strategy for its assets and to have control over its cash flows, including rewarding shareholders through dividend payments.

The review process also resolved to reposition all of the producing mines in the Gold Fields portfolio to focus on the production of profitable ounces only and to curtail marginal production which does not contribute to meaningful cash generation, even if this results in a decline in ounces of production. Some of the key decisions that followed were:
·      At Agnew, it was decided to withdraw from the low-grade and marginal Main and Rajah Lodes and to focus only on the high grade Kim Lode at the Waroonga underground mine and to right-size the mine accordingly. This is expected to reduce unit costs and improve profitability. A more appropriate level of production for this mine is expected to be around 160,000 ounces per annum relative to 176,600 ounces produced in 2012.
·      At St Ives, the marginal heap leach operation was mothballed. While this will result in production declining by between
       30,000 and 40,000 ounces per year, it should also lead to a lowering of costs and more profitable production overall.
·      At Tarkwa, production at the marginal and high cost South Heap leach operation ceased, which resulted in a production decline of 40,000 ounces per year. The objective at both St Ives and Tarkwa is to, as far as possible, maintain costs through absorbing much of the inflation pressures.
·      At South Deep, the focus is to become cash generative by the end of 2013 and for cash costs and NCE to reduce as the production build-up progresses over the next three years. At full production South Deep is expected to be globally competitive from a cost perspective.

The second key guiding principle which emerged from the review process is to channel our growth efforts, in the first instance, on low-risk, high-return brownfields opportunities near our existing mines. With the focus moving from production levels to cash generation, there are a number of opportunities at existing mines to raise production while simultaneously enhancing the
Group’s ability to generate cash. These opportunities are attractive not only because of their potential for competitive returns, but also because they are low risk given that they are extensions of existing assets that we know and understand well. One example is the proposed Tarkwa expansion phase 6 project (TEP6), which entails the replacement of all remaining heap leach operations with appreciably higher recoveries. We continue to evaluate this opportunity which could result in a new CIL plant or an extension to the existing plant, which will have a positive impact on production levels. Similarly, at Cerro Corona, an opportunity exists to expand the existing sulphide plant, thereby bringing production forward. At Cerro Corona there is also the potential to process more than 300,000 ounces of gold which remains captured in oxide stockpiles through a new heap leach facility. We continue to evaluate these opportunities.

|
Gold Fields Results
The third key guiding principle that emerged from the review process is to pursue greenfields opportunities only if they offer truly attractive returns and will contribute to the cash generation objectives of the organisation. Gold Fields has a number of greenfields projects at various stages of evolution, including Chucapaca in Peru, APP in Finland, Yanfolila in Mali and FSE in
the Philippines. We intend to enforce prudent stage-gating of these projects and ensure that construction decisions are based on a robust understanding of technical assumptions and economic parameters. As such, we intend to refrain from giving long-
term estimates of timelines and likely production levels on these projects, or for the Group as a whole, until advanced pre-
feasibility or feasibility information is available and approved internally. Our approach of not adding ounces for ounces sake will be rigorously applied to our greenfields portfolio and projects will have to be motivated on their ability to generate a return on capital invested. We also recognise that, from a technical and financial perspective, it is unlikely that we can advance all projects to the same extent simultaneously; prioritisation is therefore important.

With this in mind we can provide a status update on our key greenfields projects. We continue to value-engineer Chucapaca to take advantage of the significant declared Mineral Resource of 7.6 million ounces. We are investigating various means of optimising the project including different production levels, underground opportunities as well as additional exploration in the area of interest. At FSE we have completed most of the underground drilling programmes and are continuing to focus on licensing and social engagement activities, along with surface geotechnical drilling, as these are critical for the project to proceed successfully. In due course we intend to commence a prefeasibility study. At Arctic Platinum we are close to completing the key elements of a pre-feasibility study, which demonstrate a viable project, and we are in the process of determining the next steps to capture its inherent value. Finally, at Yanfolila we have had significant exploration success over the last year and the project is scheduled to progress to pre-feasibility status this year.

The fourth principle is that the new Gold Fields will continue to follow its “dividend first” policy as articulated in 2012, which is a commitment to pay 25 to 35 per cent of normalised earnings as dividends.

The fifth principle is our enduring commitment to the long-term sustainability of our business which entails, inter alia, the health and safety of our people, respectful stewardship of our natural environment, and the creation and equitable sharing of value for all of our stakeholders.

Certain forward looking statements

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Results
| 4
South African Rand
Key statistics
United States Dollars
Year ended
Quarter
Quarter
Year ended
Dec
2011
Dec
2012
Dec
2011
Sept
2012
Dec
2012
Dec
2012
Sept
2012
Dec
2011
Dec
2012
Dec
2011
108,408
101,216
27,473
25,232
23,449
kg
Gold produced*
oz (000)
754
811
883
3,254
3,485
63,403
63,157
15,794
15,406
16,618
continuing operations
534
495
507
2,031
2,038
45,005
38,059
11,679
9,826
6,831
discontinued operations
220
316
376
1,224
1,447
184,515
235,451
199,155
243,143
263,818
R/kg
Total cash cost
$/oz
946
916
767
894
795
161,548
206,531
185,138
210,221
221,188
continuing operations
793
792
713
784
696
220,224
285,851
218,931
297,069
373,093
discontinued operations
1,338
1,119
843
1,086
949
272,224
362,331
313,322
384,627
411,381
R/kg
Notional cash
expenditure
$/oz
1,476
1,448
1,206
1,376
1,173
264,615
359,448
332,895
384,015
380,384
continuing operations
1,365
1,446
1,281
1,365
1,140
284,055
367,338
285,641
385,630
490,265
discontinued operations
1,759
1,452
1,100
1,395
1,224
59,441
56,111
15,026
13,564
13,360
000
Tonnes milled/treated
000
13,360
13,564
15,026
56,111
59,441
44,793
43,926
11,242
10,521
11,011
continuing operations
11,011
10,521
11,242
43,926
44,793
14,648
12,185
3,784
3,043
2,349
discontinued operations
2,349
3,043
3,784
12,185
14,648
364,216
435,584
435,661
439,597
472,618
R/kg
Revenue
$/oz
1,696
1,655
1,677
1,654
1,569
361,049
435,952
434,021
441,690
469,914
continuing operations
1,686
1,663
1,671
1,656
1,555
369,139
434,943
437,974
436,169
479,549
discontinued operations
1,720
1,642
1,686
1,652
1,590
359
440
376
471
476
R/tonne
Operating costs
$/tonne
55
57
47
54
50
256
314
283
329
342
continuing operations
39
40
35
38
35
673
892
653
965
1,103
discontinued operations
127
117
81
109
93
21,112
20,976
6,908
5,105
5,047
Rm
Operating profit
$m
578
617
877
2,561
2,924
14,360
15,296
4,263
3,754
4,362
continuing operations
506
455
534
1,868
1,989
6,752
5,680
2,646
1,351
686
discontinued operations
72
162
344
694
935
50
46
56
45
44
%
Operating margin
%
44
45
56
46
50
57
53
60
53
53
continuing operations
53
53
60
53
57
41
34
52
32
21
discontinued operations
21
32
52
34
41
25
17
28
13
13
%
NCE margin
%
13
13
28
17
25
27
18
23
13
19
continuing operations
19
13
23
18
27
23
16
35
12
(2)
discontinued operations
(2)
12
35
16
23
7,027
5,658
2,605
1,424
546
Rm
Net earnings
$m
54
171
336
691
973
4,513
2,507
1,467
1,000
382
continuing operations
41
122
186
306
625
2,513
3,152
1,138
425
164
discontinued operations
13
48
150
385
348
973
778
361
195
75
SA c.p.s.
Net earnings
US c.p.s.
7
24
47
95
135
625
345
204
137
53
continuing operations
5
17
26
42
87
348
433
157
58
22
discontinued operations
2
7
21
53
48
7,008
5,933
2,582
1,200
956
Rm
Headline earnings
$m
105
142
333
725
971
4,497
2,783
1,444
775
793
continuing operations
92
94
183
340
623
2,511
3,150
1,137
424
163
discontinued operations
13
48
150
385
348
970
816
357
165
131
SA c.p.s.
Headline earnings
US c.p.s.
15
19
46
100
134
622
382
200
106
108
continuing operations
12
11
25
46
86
348
434
157
59
23
discontinued operations
3
8
21
54
48
7,242
6,834
2,653
1,477
1,368
Rm
Normalised earnings -
net earnings excluding
gains and losses on
foreign exchange,
financial instruments, non-
recurring items and share
of results of associates
after royalties and taxation
$m
154
177
342
834
1,003
4,582
3,668
1,467
1,024
1,216
continuing operations
143
125
186
447
635
2,661
3,166
1,186
452
151
discontinued operations
11
52
156
388
368
1,003
939
368
202
187
SA c.p.s.
Normalised earnings -
net earnings excluding
gains and losses on
foreign exchange,
financial instruments, non-
recurring items and share
of results of associates
after royalties and taxation
US c.p.s.
21
25
47
115
139
635
504
204
140
167
continuing operations
20
18
25
62
88
368
435
164
62
20
discontinued operations
1
7
22
53
51
*All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
Sibanye Gold is classified as a discontinued operation for accounting purposes. For comparative purposes only, the Group results, which include continuing and discontinued operations, are provided together with the separate results for continuing and discontinued operations.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent of Group production.
Figures may not add as they are rounded independently.

TOTAL GOLD FIELDS OPERATIONS
(CONTINUING AND DISCONTINUED OPERATIONS)

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Gold Fields Results
Total Gold Fields operations (continuing and discontinued operations)
Figures are in millions unless otherwise stated
South African Rand
United States Dollar
Quarter
Year ended
Quarter
Year ended
Dec
2012
Sept
2012
Dec
2012
Dec
2011
Dec
2012
Sept
2012
Dec
2012
Dec
2011
Revenue
11,504.0
11,394.8
45,469.3
41,876.8
1,322.0
1,380.0
5,551.8
5,800.1
Operating costs-net
(6,456.6)
(6,290.2)
(24,493.7)
(20,765.3)
(744.4)
(763.0)
(2,990.6)
(2,876.1)
Operating profit
5,047.4
5,104.6
20,975.6
21,111.5
577.6
617.0
2,561.2
2,924.0
Amortisation and depreciation
(1,604.0)
(1,591.3)
(6,294.3)
(5,655.9)
(184.4)
(192.8)
(768.5)
(783.4)
Net operating profit
3,443.4
3,513.3
14,681.3
15,455.6
393.2
424.2
1,792.7
2,140.6
Net interest paid
(111.7)
(82.5)
(303.9)
(202.5)
(13.2)
(10.0)
(37.1)
(28.0)
Share of results of associates
(90.1)
(144.1)
(314.3)
29.1
(10.5)
(17.8)
(38.4)
4.0
Gain/(loss) on foreign exchange
12.2
(66.2)
(112.7)
65.8
1.8
(8.2)
(13.8)
9.1
(Loss)/gain on financial instruments
(1.4)
6.9
(3.3)
31.6
(0.2)
0.9
(0.4)
4.4
Share-based payments
(129.6)
(168.9)
(636.0)
(479.3)
(14.6)
(20.5)
(77.7)
(66.4)
Other
(81.9)
(131.8)
(255.1)
(237.3)
(9.5)
(16.4)
(31.1)
(32.9)
Exploration
(322.3)
(248.9)
(1,052.7)
(832.1)
(37.5)
(30.2)
(128.5)
(115.2)
Feasibility and evaluation costs
(105.8)
(59.7)
(361.2)
(125.6)
(12.3)
(7.1)
(44.1)
(17.4)
Profit before royalties, taxation
and non-recurring items
2,612.8
2,618.1
11,642.1
13,705.3
297.2
314.9
1,421.6
1,898.2
Non-recurring items
(1,023.2)
93.9
(1,143.3)
(482.9)
(124.6)
12.0
(139.6)
(66.9)
Profit before royalties and taxation
1,589.6
2,712.0
10,498.8
13,222.4
172.6
326.9
1,282.0
1,831.3
Royalties
(308.5)
(278.3)
(1,238.0)
(1,081.0)
(35.4)
(33.6)
(151.2)
(149.7)
Profit before taxation
1,281.1
2,433.7
9,260.8
12,141.4
137.2
293.3
1,130.8
1,681.6
Mining and income taxation
(644.7)
(933.4)
(3,329.7)
(4,335.1)
(72.2)
(113.3)
(406.6)
(600.4)
-
Normal
taxation
(769.5)
(732.1)
(3,231.6)
(3,151.5)
(88.0)
(88.2)
(394.6)
(436.5)
- Deferred taxation
124.8
(201.3)
(98.1)
(1,183.6)
15.8
(25.1)
(12.0)
(163.9)
Net profit
636.4
1,500.3
5,931.1
7,806.3
65.0
180.0
724.2
1,081.2
Attributable to:
- Owners of the parent
545.7
1,424.3
5,658.1
7,026.7
54.4
170.7
690.9
973.2
- Non-controlling interest
90.7
76.0
273.0
779.6
10.6
9.3
33.3
108.0
Safety
The Group’s fatal injury frequency rate regressed from 0.08 in the September quarter to 0.09 in the December quarter. Three fatalities occurred during the quarter, two at KDC and one at
Beatrix. Two fatalities were tramming related and one was due to a gravity fall of ground.
Cerro Corona has reported zero lost time injuries (LTI’s) since
September 2011 and Damang once again reported a LTI free
quarter. The Group’s lost day injury frequency rate for the
quarter improved from 4.71 to 4.14 and the days lost frequency rate improved from 260 to 191.
Definitions
Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to
injuries recorded.
Financial Review
Quarter ended 31 December 2012 compared with
quarter ended 30 September 2012
Revenue
Attributable equivalent gold production for the Group
decreased by 7 per cent from 811,000 ounces in the
September quarter to 754,000 ounces in the December
quarter, mainly due to the illegal industrial action at KDC and
Beatrix.
At the South Africa region, production at KDC and Beatrix
decreased by 30 per cent from 315,900 ounces (9,826
kilograms) in the September quarter to 219,600 ounces (6,831 kilograms) in the December quarter. This decrease in
production was mainly due to the illegal industrial action at
KDC and Beatrix. The loss in production amounted to 81,000
ounces (2,519 kilograms) and 29,000 ounces (900 kilograms)
respectively. At South Deep, gold production decreased by 12 per cent from 71,300 ounces (2,217 kilograms) to 62,700
ounces (1,950 kilograms) due to anticipated disruptions
following the implementation of the new operating model on 21
November.
Attributable gold production at the West African operations
increased by 11 per cent from 188,400 ounces to 208,600
ounces, largely due to the resumption of full operations at the heap leach operations at Tarkwa and improved operational
performance at Damang. Attributable equivalent gold
production at Cerro Corona in Peru, increased by 18 per cent from 81,500 ounces to 96,500 ounces, largely due to
increased tonnes milled, higher head grades and increased
recoveries. At the Australian operations, gold production
increased by 8 per cent from 154,200 ounces to 166,500
ounces, reflecting the increase in higher grade underground
ore mined and produced, at both St Ives and Agnew.

At the West Africa region, managed gold production at Tarkwa increased by 11 per cent from 169,400 ounces to 187,800
ounces. At Damang, managed gold production increased by
10 per cent from 39,900 ounces to 44,000 ounces.

At the South America region, total managed gold equivalent
production at Cerro Corona increased by 18 per cent from
82,700 equivalent ounces in the September quarter to 97,900
equivalent ounces in the December quarter.

At the Australasia region, St Ives’ gold production increased by
5 per cent from 106,600 ounces to 111,600 ounces. At
Agnew, gold production increased by 15 per cent from 47,600
ounces to 54,900 ounces.

TOTAL GOLD FIELDS OPERATIONS
(CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 6
The average quarterly US dollar gold price achieved by the
Group increased by 2 per cent from US$1,655 per ounce in the
September quarter to US$1,696 per ounce in the December
quarter. The average rand gold price increased by 8 per cent from R439,597 per kilogram to R472,618 per kilogram, while
the average Australian dollar gold price increased by 4 per
cent from A$1,591 per ounce to A$1,654 per ounce. The
average Rand/US dollar exchange rate weakened by 5 per
cent from R8.26 in the September quarter to R8.67 in the
December quarter. The average Rand/Australian dollar
exchange rate weakened by 5 per cent from R8.56 to R9.00.
The average Australian/US dollar exchange rate was similar at
A$1.00 = US$1.04.

As a result of the above mentioned factors, revenue for the
Group increased from R11,395 million to R11,504 million, but decreased in dollar terms from US$1,380 million to US$1,322
million due to the weaker rand.
Operating costs

Net operating costs for the Group increased by 3 per cent from
R6,290 million (US$763 million) in the September quarter to
R6,457 million (US$745 million) in the December quarter. This increase in net operating costs, together with the decrease in production, resulted in an increase in total cash cost of 9 per cent from R243,143 per kilogram to R263,818 per kilogram. In
US dollar terms, total cash cost increased by 3 per cent from
US$916 per ounce to US$946 per ounce. Refer to the total
cash cost reconciliation on page 39 for more detail.

At the South Africa region, net operating costs at South Deep were similar at R658 million (US$76 million), but total cash cost increased by 14 per cent from R292,377 per kilogram
(US$1,101 per ounce) to R333,282 per kilogram (US$1,196
per ounce) mainly due to the lower production. Net operating costs at KDC and Beatrix decreased by 12 per cent from
R2,935 million (US$356 million) to R2,590 million (US$296
million. This decrease was mainly due to a reduction in labour costs resulting from the illegal strike (no-work no-pay), lower electricity costs due to two months of higher winter tariffs included in the September quarter and lower stores costs in
line with the decrease in production. Total cash cost at KDC and Beatrix increased by 20 per cent from R297,069 per
kilogram (US$1,119 per ounce) to R373,093 per kilogram
(US$1,338 per ounce).

At the West Africa region, net operating costs increased by 12 per cent from US$155 million (R1,274 million) to US$174
million (R1,498 million). This increase was due to the
increased production at Tarkwa and Damang as well as
increased power costs. Total cash cost at the West African
operations was similar at US$753 per ounce.

At Cerro Corona in South America, net operating costs
increased by 22 per cent from US$37 million (R302 million) to
US$45 million (R389 million). This was due to an increase in tonnes mined, an increase in the statutory workers
participation in profits and gold-in-process charge to costs due to a reduction in concentrate stocks on hand. Total cash cost increased by 1 per cent from US$474 per ounce in the
September quarter to US$479 per ounce in the December
quarter.

At the Australasia region, net operating costs increased by 12 per cent from A$131 million (R1,122 million) to A$147 million
(R1,322 million). This was due to a draw-down of stockpiles at both St Ives and Agnew, and an increase in underground
production at St Ives. Total cash cost for the region increased by 2 per cent from A$839 per ounce (US$870 per ounce) to
A$858 per ounce (US$892 per ounce) mainly due to the
increased costs, partially offset by the increase in production.
Operating margin
Operating profit for the Group decreased by 1 per cent from
R5,105 million (US$617 million) in the September quarter to
R5,047 million (US$578 million) in the December quarter due
to the increase in net operating costs. The Group’s operating margin decreased from 45 per cent in the September quarter
to 44 per cent in the December quarter.
Amortisation
Amortisation for the Group increased by 1 per cent from
R1,591 million (US$193 million) in the September quarter to
R1,604 million (US$184 million) in the December quarter. This increase was mainly due to increased production at the
international operations, partially offset by lower production at the discontinued operations. In addition, only two months of amortisation and depreciation were included in the December
quarter from KDC and Beatrix as these mines were classified
as discontinued operations from the December month.
Other

Net interest paid for the Group increased from R83 million
(US$10 million) in the September quarter to R112 million
(US$13 million) in the December quarter. In the December
quarter, interest paid of R194 million (US$22 million) was
partially offset by interest received of R43 million (US$5
million) and interest capitalised of R39 million (US$4 million).
In the September quarter interest paid was R177 million
(US$21 million) partially offset by interest received of R59 million (US$7 million) and interest capitalised of R35 million
(US$4 million). The increase in interest paid in the December quarter was due to an increase in borrowings in South Africa during the September quarter.

The loss on share of results of associates after taxation for the
Group decreased from R144 million (US$18 million) in the
September quarter to R90 million (US$11 million) in the
December quarter. The December quarter comprised a profit
of R42 million (US$5 million) on the Group’s interest in Rand
Refinery and a loss of R132 million (US$16 million) relating to the ongoing study and evaluation costs at the Far Southeast
project (FSE). The September quarter comprised a profit of
R19 million (US$2 million) on the Group’s interest in Rand
Refinery and a loss of R163 million (US$20 million) relating to the ongoing study and evaluation costs at FSE.

The gains and losses on foreign exchange related to the
conversion of offshore cash holdings into their functional
currencies, as well as exchange gains and losses on inter-
company loans. The gain of R12 million (US$2 million) in the
December quarter compared with a loss of R66 million (US$8
million) in the September quarter.

The loss on financial instruments of R1 million (US$nil) in the
December quarter compared with a gain of R7 million (US$1
million) in the September quarter. The results in both quarters were mainly due to mark to market movements on Australia’s
diesel hedge contracted during the September quarter.

Share-based payments for the Group decreased from R169
million (US$21 million) in the September quarter to R130
million (US$15 million) in the December quarter. The
decrease in the December quarter was due to year-end
forfeiture adjustments.

TOTAL GOLD FIELDS OPERATIONS
(CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
Other costs for the Group decreased from R132 million
(US$16 million) in the September quarter to R82 million
(US$10 million) in the December quarter, mainly due to a
reversal of legislative rates and taxes (Stool tax) on exploration properties in Ghana of R35 million (US$4 million).
Exploration

All exploration expenditure related to continuing operations and increased from R249 million (US$30 million) in the
September quarter to R322 million (US$38 million) in the
December quarter due to the timing of expenditure. Refer to
the Growth and international projects section on page 18 for more detail on exploration activities.
Feasibility and evaluation costs

All feasibility and evaluation costs related to continuing
operations. These costs, which include Corporate
development and strategic project costs and general office
costs in the various countries the Group operates in, increased from R60 million (US$7 million) in the September quarter to
R106 million (US$12 million) in the December quarter, due to costs incurred at Yanfolila. Refer to the Growth and
international projects section on page 18 for more detail.
Non-recurring items
Non-recurring expenses for the Group of R1,023 million
(US$125 million) in the December quarter compared with non-
recurring income of R94 million (US$12 million) in the
September quarter. The non-recurring expenses in the
December quarter included: exploration and heap leach
impairments at St Ives of R235 million (US$27 million) and
R240 million (US$28 million) respectively, exploration
impairments at Agnew of R199 million (US$23 million), an
impairment of heavy mining equipment at Tarkwa of R37
million (US$4 million), the collective agreement buy-out at
South Deep of R197 million (US$23 million) and restructuring costs of R138 million (US$16 million) related to business
process re-engineering costs incurred across all the
operations.

As a result of the strategic portfolio relating to the exploration assets and programmes at St Ives and Agnew, active and
significant additional exploration is no longer planned in many areas of interest at these operations. Accordingly, capitalised exploration costs in these areas no longer meet the
requirements for capitalisation and a subsequent write-off of exploration assets was done during the quarter. At St Ives the stoppage of the marginal heap leach operation in order to
improve overall profitability of the operation led to the
impairment of the heap leach pad and associated redundant
heap leach assets.

The non-recurring income in the September quarter included: a profit on the disposal of the Group’s interest in GoldQuest
Mining Corporation and Atacama Pacific Gold Corporation
which amounted to R239 million (US$30 million), partially
offset by a loss of R13 million (US$2 million) on the sale of the
Group’s interest in Evolution Mining Limited, which resulted in a net profit of R226 million (US$28 million). This was further offset by restructuring costs of R80 million (US$10 million)
which related to business process re-engineering costs
incurred across all the operations and R33 million (US$4
million) incurred at KDC principally on Proto teams to combat the fire at Ya Rona shaft.

Royalties

Government royalties for the Group increased from R278
million (US$34 million) in the September quarter to R309
million (US$35 million) in the December quarter. This increase was mainly at the international operations due to the higher revenue received on which royalties are calculated.
Taxation

Taxation for the Group decreased from R933 million (US$113
million) in the September quarter to R645 million (US$72
million) in the December quarter in line with the lower profit before taxation.
Earnings

Net earnings from the Group attributable to owners of the
parent amounted to R546 million (US$54 million) or 75 SA
cents per share (US$0.07 per share) in the December quarter, compared with R1,424 million (US$171 million) or 195 SA
cents per share (US$0.24 per share) in the September quarter.

Headline earnings from the Group i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R956 million (US$105 million) or
131 SA cents per share (US$0.15 per share) in the December
quarter, compared with R1,200 million (US$143 million) or 165
SA cents per share (US$0.19 per share) in the September
quarter.
Normalised earnings amounted to R1,368 million (US$154
million) or 187 SA cents per share (US$0.21 per share) in the
December quarter, compared with R1,477 million (US$177
million) or 202 SA cents per share (US$0.25 per share) in the
September quarter.
Cash flow

Cash inflow from operating activities increased from R1,449
million (US$172 million) in the September quarter to R3,422
million (US$395 million) in the December quarter. The
increase in cash inflow in the December quarter was mainly
due to a positive movement in working capital of R1,131 million
(US$143 million) and a decrease in tax payments of R171
million (US$25 million) quarter on quarter. The positive
change in working capital was due to a decrease in
receivables at the Ghanaian operations.

Cash flows from operating activities generated by discontinued
operations increased from R348 million (US$41 million) to
R622 million (US$66 million) this was mainly due to lower
profits and lower taxes paid.

Dividends of R44 million (US$5 million) were paid to non-
controlling interest holders at Tarkwa in the December quarter.
The September quarter included the interim dividend of R1,169 million (US$143 million) paid to owners of the parent and R27 million (US$3 million) paid to non-controlling interest holders at
Tarkwa and La Cima (Cerro Corona).

Cash outflow from investing activities increased from R3,196 million (US$387 million) in the September quarter to R3,658
million (US$423 million) in the December quarter. The main
reason for this increase was the receipt of R514 million
(US$64 million) on the disposal of the Group’s investment in
GoldQuest Mining Corporation, Atacama Pacific Corporation
and Evolution Mining Limited in the September quarter.
Capital expenditure increased from R2,779 million (US$338
million) in the September quarter to R2,893 million (US$336
million) in the December quarter.

TOTAL GOLD FIELDS OPERATIONS
(CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 8
In the South Africa region at South Deep, capital expenditure increased from R624 million in the September quarter to R654 million in the December quarter. The majority of this
expenditure was on infrastructure and development costs
required in the build-up to full production.

At the West Africa region, capital expenditure increased from
US$101 million in the September quarter to US$110 million in the December quarter. Tarkwa increased from US$71 million
to US$82 million due to the acquisition of additional mining fleet, increased stripping to improve flexibility and expenditure on water treatment facilities for the heap leach operations.
Capital expenditure at Damang decreased from US$30 million
to US$28 million.

In South America, at Cerro Corona, capital expenditure
increased from US$25 million in the September quarter to
US$31 million in the December quarter. The majority of this
expenditure was incurred on the tailings storage facility.

At the Australasia region, capital expenditure decreased from
A$113 million in the September quarter to A$93 million in the
December quarter. At St Ives, capital expenditure decreased
from A$99 million to A$79 million, with decreased expenditure on equipping and mine development at Hamlet and Cave
Rocks underground mines as well as the completion of the
new tailings dam during the September quarter. Capital
expenditure in the December quarter on the transition to owner mining amounted to A$24 million, bringing the total
expenditure to date on the project to A$54 million, with a
forecast of A$92 million to finalise the project by 2014. At
Agnew, capital expenditure decreased from A$15 million to
A$13 million. The expenditure at Agnew was mostly on
exploration and the development of Kim underground mine.

Cash utilised in discontinued operations from investing
activities decreased from R854 million (US$104 million) to
R757 million (US$87 million) mainly due to lower capital
expenditure. At KDC, capital expenditure decreased from
R671 million (US$81 million) in the September quarter to R590 million (US$68 million) in the December quarter. The majority of this expenditure was on ORD (R319 million/US$39 million)
with the remainder on projects related to the social and labour plan. Capital expenditure at Beatrix decreased from R176
million (US$21 million) to R165 million (US$19 million) with the majority of this expenditure on ORD (R124 million/US$15
million) and infrastructure upgrades.

Net cash inflow from financing activities increased from R284 million (US$34 million) in the September quarter to R1,672
million (US$195 million) in the December quarter and
comprised net external loans received and loans received from non-controlling interest holders. The net inflow from external loans received and loans repaid increased from R187 million
(US$22 million) in the September quarter to R1,615 million
(US$188 million) in the December quarter mainly due to
additional borrowings by the South African operations. Loans received from non-controlling interest holders decreased from
R95 million (US$11 million) in the September quarter to R55
million (US$6 million) in the December quarter and related to our joint venture partner’s contribution of 49 per cent of the capital expenditure on the Chucapaca project. The balance of
R2 million relates to the issue of shares.

Cash inflow from financing activities generated by discontinued
operations decreased from R1,780 million (US$215 million) to
R1,465 million (US$171 million), mainly due to a decrease in borrowings by the South African operations.

The net cash inflow for the Group of R1,392 million (US$162
million) in the December quarter compared with a net cash
outflow of R2,659 million (US$327 million) in the September
quarter. After accounting for a positive translation adjustment of R141 million (US$nil) on offshore cash balances, the cash inflow for the December quarter was R1,534 million (US$162
million). The cash balance increased from R4,085 million
(US$494 million) at the end of September to R5,619 million
(US$656 million) at the end of December.
Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs
(including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce
basis – refer to the detailed table on page 40 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue
per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs
increased from R384,627 per kilogram (US$1,448 per ounce)
in the September quarter to R411,381 per kilogram (US$1,476
per ounce) in the December quarter. This increase was as a
result of the higher capital expenditure together with the
decrease in production. The NCE margin for the Group was
similar at 13 per cent.

NCE for Group operations, which excludes capitalised project costs, increased from R380,229 per kilogram (US$1,432 per
ounce) in the September quarter to R405,022 per kilogram
(US$1,453 per ounce) in the December quarter due to lower
production partially offset by lower costs and capital
expenditure. The NCE margin from existing operations was
similar at 14 per cent.

The Group NCE for capital projects increased from R4,062 per kilogram (US$15 per ounce) in the September quarter to
R5,678 per kilogram (US$20 per ounce) in the December
quarter. Actual expenditure for the December quarter at
Chucapaca (51 per cent), the Damang Super-pit and APP
amounted to R57 million (US$7 million), R26 million (US$3
million) and R15 million (US$2 million) respectively.

In the South Africa region, NCE per kilogram increased from
R420,335 per kilogram (US$1,583 per ounce) to R530,407 per
kilogram (US$1,903 per ounce) due to the decrease in
production, partially offset by the lower costs and capital
expenditure. The NCE margin decreased from 4 per cent to a
negative 11 per cent due to the higher NCE partially offset by the higher gold price. NCE excluding the funding of South
Deep increased from R384,877 per kilogram (US$1,449 per
ounce) to R489,709 per kilogram (US$1,757 per ounce). The
NCE margin excluding South Deep decreased from 12 per
cent to a negative 2 per cent.

At the West Africa region, NCE per ounce decreased from
US$1,234 per ounce in the September quarter to US$1,200
per ounce in the December quarter due to the higher
production partially offset by the higher costs and capital
expenditure. The NCE margin increased from 25 per cent to
30 per cent in the December quarter due to the lower NCE and the higher gold price received.

At the South America region, NCE per ounce decreased from
US$829 per ounce in the September quarter to US$798 per
ounce in the December quarter due to the increase in
production partially offset by the increase in operating costs

TOTAL GOLD FIELDS OPERATIONS
(CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
and capital expenditure. The NCE margin at Cerro Corona,
however, decreased from 52 per cent to 49 per cent due to the lower gold price received partially offset by the lower NCE in the December quarter.

At the Australasia region, NCE per ounce decreased from
A$1,586 per ounce (US$1,644 per ounce) in the September
quarter to A$1,375 per ounce (US$1,427 per ounce) in the
December quarter due to an increase in production and lower
capital expenditure partially offset by the increase in costs.
The NCE margin increased from less than 1 per cent in the
September quarter to 17 per cent in the December quarter due to the lower NCE and higher gold price received.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) for continuing operations
increased from R9,460 million (US$1,164 million) at the end of
December 2011 to R10,820 million (US$1,263 million) at the
end of December 2012.

Net debt for discontinued operations of R3,797 million
(US$443 million) at the end of December 2012 compared with
net cash of R363 million (US$45 million) at the end of
December 2011.
Operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering (BPR)

The BPR process, which commenced during the second half of
2010, continues to review all operational production processes and associated cost structures from the stope to the mill. New business blueprints and appropriate organisational structures were implemented to support sustainable gold output at an
NCE margin of 20 per cent in the short-to-medium term and 25 per cent in the long-term from our existing operations.
South Africa region

BPR initiatives are planned to deliver savings of approximately
R500 million over the next two years. BPR savings realised
during the December quarter were largely distorted by the fire at KDC West’s Ya Rona shaft and the illegal industrial action.

Initiatives for improving quality mining and increasing
productivity are ongoing and include safety initiatives to
improve compliance and behaviour, together with a focus on
face length optimisation and labour planning to provide the
correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a
good milling result. Initiatives also include leadership training to ensure people skills are developed and optimised, and a
drive for compliance to procedures and processes.

The mechanisation of development ends at the long-life shafts of KDC and Beatrix is aimed at improving safety and
productivity, reducing development costs and increasing ore
reserve flexibility through higher development advance rates.
At the end of the December quarter 96 per cent of the flat-end development metres advanced at the long-life shafts have
been mechanised. The drill rigs operating on the long-life
shafts at Beatrix and KDC achieved an average rate of 25
metres per rig per month in the December quarter. This is
lower than the 34 metres achieved in the September quarter
due to the illegal industrial action.
Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machine or piece of equipment such as
pneumatic development rock drills, pneumatic stope rock drills, hydropower rock drills and drill rigs, fans and winches may
generate a sound pressure level in excess of 110dB (A) after
December 2013, is ongoing. The number of measurements
expressed as a percentage of noise measurements of
machinery and equipment emitting noise in excess of 110dB
(A) increased from 0.9 per cent in the September quarter to 1.2 per cent in the December quarter. Silencing of equipment is
ongoing, with continued focus on defective silencers on
machines. A further measure to identify personal exposure to sound pressure levels above 85dB (A) has been introduced
and the percentage of employees exposed above this level
reduced from 64.6 per cent in the September quarter to 46.9
per cent in the December quarter. This figure was most
probably distorted due to the strikes as not all employees were sampled, as scheduled, during the quarter. This measurement
is without ear protection, which is currently provided and
almost exclusively used, subject only to those areas of non-
compliance. Studies indicate that with the proper use of
currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85dB (A). A
project to measure exposure whilst using hearing protective
devices to provide further verification commenced in
September. Not enough readings have been taken to reach a
definite conclusion.

The Group continues to pursue best practice in the area of
dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the Group is targeting the
following core initiatives:

·    Building health rooms at the training centres to coach
      employees on potential exposures and wearing of
      respiratory personal protective equipment – 80 per cent
      completed;
·    Using foggers, a water mist spray system, to trap dust
       particles liberated in haulages and tipping points to prevent dust from entering the main air stream;
·    Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in order to increase dust filtration;
·    Managing the opening and closing of ore transfer chutes
       between levels so that they remain closed when not in use
       to reduce airborne dust entering the work place;
·    Treating footwalls in haulages with binding chemicals
       sprayed from a specially designed car pulled by a loco to
       prevent dust from being liberated into intake airways; and
·    Analysing individual filters to assist in determining exposure levels.
South Deep

On 2 October 2012 South Deep signed formal agreements
with the National Union of Mine Workers (NUM) and the United
Association of South Africa (UASA) on the terms of a new
operating model at South Deep. The new 2x12 hour shifts with rotation on a 4x4 cycle was implemented on 21 November
2012. Phase one of the new bonus system designed to more
appropriately reward employees who achieve production
targets was implemented and the first bonus on the new
system was paid out on 15 December 2012. This bonus
system is expected to improve alignment with the business.

Competitive grading of jobs to align with the nature of the work performed has been completed. All new employees are
engaged on the new grades.

Planning to selectively outsource equipment maintenance
started during the December quarter and will continue into

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 10
2013. Although the new operating model has not yet delivered benefits, largely due to training of employees and the
anticipated disruptions caused by the change in working
arrangements, it is expected to be bedded down by the end of
March 2013.
West Africa region
Tarkwa
BPR initiatives are ongoing. The major BPR projects for 2012 included:
·    Integration of the secondary crusher at the CIL plant. This is expected to achieve a 5 per cent improvement in the
       milling rate from 950,000 tonnes to 1 million tonnes per
       month. An average monthly milling rate of 995,000 tonnes
       was achieved in the December quarter;
·    Waste strip acceleration is planned to be achieved through the implementation of a larger sized load and haul fleet.
The improved flexibility is also designed to ensure a
continuous ore supply to the plant. Commissioning of the
larger sized load and haul fleet was completed in the
December quarter. This project has the potential to
increase the annual mining volume by as much as 10 per
cent; and
·    The construction and commissioning of in-pit satellite fuel depots. The benefits include shorter haul distances for re-
fueling, fuel consumption cost savings and improved
productivity which are expected to deliver approximately
US$30 million in cost savings over the life of mine. Two in-
pit satellite fuel depots were commissioned in January
2013.
Damang

BPR initiatives are ongoing. The major BPR projects for 2012 included:
·   Continued savings from owner mining and maintenance
      initiatives implemented in early 2011; and
·    Optimisation of the plant circuit to achieve the maximum
       recovery rate under current blend conditions. The intensive leach reactor to maximise gravity gold recovery was
       completed and commissioned in the December quarter.
       The pre-leach thickener project to control the circuit water balance is progressing well and will be commissioned in
       the March 2013 quarter. Other plant circuit optimisation
       projects have been planned for 2013.
Since the conversion to owner mining in the March 2011
quarter Damang has managed to claw back US$53 million of
the once-off cost of US$55 million through the reduction in the mining cost rate. The contractor cost of US$4.35 per tonne in
2011 was reduced to US$3.45 per tonne in 2012 before
accounting for the effect of inflation. As a result, based on tonnages for the year, benefits of US$35 million have been
achieved in 2012.

Australasia region
St Ives

BPR initiatives are ongoing. BPR initiatives undertaken in the
December 2012 quarter included:
·      The underground mining alignment project focused on
         Athena and Hamlet this quarter, with the objective of
         delivering targeted production levels from the four
         underground mines. This project was instrumental in
         Athena and Hamlet delivering record production levels in
         the December 2012 month;
·     The reporting and mining equipment management system
(Pitram) was successfully rolled out during the December
quarter. Pitram physicals reporting will replace the current
MRM reporting system by the end of the March 2013
quarter. The Pitram fleet management system for open
pits and underground operations was successfully
implemented in December 2012. Live data is being
collected from mobile equipment operators to be used to
improve equipment performance and mining productivity;
and
·     The underground production drilling improvement project
continued during the quarter. The project objective is to
improve drill rig performance and decrease stope dilution
through improved drilling accuracy. To date, the metres
drilled per rig has increased by 10 per cent.
Agnew
BPR initiatives are ongoing. BPR initiatives undertaken in the
December 2012 quarter included:
·     A drill and blast planning manual to ensure consistency and standardisation of drilling practices was completed. The
automation of drill rigs is at a point where single holes can be drilled to improve drilling efficiency and production
capacity. An emulsion trial for underground blasting was
undertaken during the December quarter. The initial firing
using emulsion was taken on 8 January 2013;
·     An optimisation review of mining equipment requirements
resulted in a reduction in owner and contractor mining fleet and their crews. As a result of poor utilisation and a move
to mining Kim only, some units of equipment were
demobilised. Equipment requirements based on forecast
utilisation of available equipment are currently under
review, all indication show that even less equipment is
expected to be required to meet targets; and
·     Paste fill optimisation project. Two cement pods from St
Ives were installed during the December 2012 quarter,
increasing cement storage capacity by sixty tonnes. A
second paste delivery hole of 240 metres to the
underground workings was also completed. As a result of
the improvements made to the process to date, there were
no major paste incidents or stoppages. Improvement
activities are continuing to eliminate bottlenecks in the
process.

In addition, Agnew embarked on a comprehensive
restructuring programme which resulted in:
·     A reduction in employees and contractors from 570 to 330
with the potential to reduce further;
·     The commencement of a coaching and leadership
programme, which is ongoing;
·     Site reporting has been consolidated and restructured;
·     Safety systems and communications to align the workforce
with objectives have been reviewed and restructured; and
·     A focus on one high grade ore body rather than several
lower grade ore bodies, giving a focused approach.

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
South Africa region

KDC
Dec
2012
Sept
2012
Gold produced - 000’oz
167.3
238.3
- kg
5,204
7,411
Yield - underground - g/t
6.1
7.2
- combined - g/t
3.0
3.4
Total cash cost - R/kg
372,925
297,085
- US$/oz
1,338
1,119
Notional cash expenditure           - R/kg
492,218
390,163
- US$/oz
1,766
1,469
NCE margin - %
(3)
10

Gold production decreased by 30 per cent from 238,300
ounces (7,411 kilograms) in the September quarter to 167,300 ounces (5,204 kilograms) in the December quarter. This
decrease was as a result of the illegal industrial action at KDC
East from 30 August to 5 September 2012 (accounted for in
the previous quarter) and again from the 13 October to 5
November as well as illegal strike action at KDC West from 10
September to 21 October 2012, as no production occurred
during these periods – approximately 81, 000 ounces (2,519
kilograms) of production was lost in the December quarter as a result of the illegal industrial action. The resumption of
production at Ya Rona shaft post the fire was also directly
delayed by the industrial action. Total production losses in
2012 due to the industrial action amounted to 116,000 ounces
(3,610 kilograms) and 30,000 ounces (933 kilograms) were
lost due to the fire.

Underground tonnes milled decreased by 16 per cent from
0.88 million tonnes in the September quarter to 0.74 million tonnes in the December quarter. The underground yield
decreased by 15 per cent from 7.2 grams per tonne to 6.1
grams per tonne quarter on quarter as a result of an increase in low grade clean-up during the illegal strike. Surface tonnes milled decreased by 21 per cent from 1.28 million tonnes to
1.01 million tonnes and the surface yield decreased by 13 per cent from 0.8 grams per tonne to 0.7 grams per tonne.

Main development decreased by 49 per cent from 9,470
metres to 4,854 metres as a result of the strike and on-reef development decreased by 55 per cent from 1,724 metres to
769 metres. The average development value decreased by 4
per cent from 1,723 centimetre grams per tonne to 1,649
centimetre grams per tonne.

Operating costs decreased by 11 per cent from R2,221 million
(US$270 million) to R1,972 million (US$226 million). This
decrease was mainly due to a reduction in labour costs
resulting from the illegal strike (no-work, no-pay), lower
electricity costs due to two months of higher winter tariffs included in the September quarter and lower stores costs in
line with the decrease in production. Following an agreement to end the illegal strike, a salary increase of approximately 2 per cent and other improved benefits were granted to the lower and middle category workers, who comprise around 95 per
cent of the workforce. This increase was in line with
commitments made in the 2011 wage agreement. Total cash
cost for the quarter increased from R297,085 per kilogram
(US$1,119 per ounce) in the September quarter to R372,925
per kilogram (US$1,338 per ounce) in the December quarter,
mainly due to the decrease in production partially offset by the lower operating costs.

Operating profit decreased from R1,009 million (US$121
million) in the September quarter to R526 million (US$55
million) in the December quarter due to the decrease in
production.

Capital expenditure decreased from R671 million (US$81
million) to R590 million (US$68 million) mainly due to lower ore reserve development partially offset by increased expenditure on projects related to the social and labour plan.

Notional cash expenditure increased from R390,163 per
kilogram (US$1,469 per ounce) in the September quarter to
R492,218 per kilogram (US$1,766 per ounce) in the December
quarter as a result of the lower production, partially offset by lower costs and capital expenditure. The NCE margin
decreased from 10 per cent to a negative 3 per cent due to the higher NCE, partially offset by the higher gold price.

Beatrix
Dec
2012
Sept
2012
Gold produced - 000’oz
52.3
77.6
- kg
1,627
2,415
Yield -  underground
- g/t
3.6
4.2
- combined - g/t
2.7
2.7
Total cash cost - R/kg
373,632
297,019
- US$/oz
1,340
1,118
Notional cash expenditure             - R/kg
481,684
368,654
- US$/oz
1,728
1,388
NCE margin - %
(1)
16

Gold production decreased by 33 per cent from 77,600 ounces
(2,415 kilograms) in the September quarter to 52,300 ounces
(1,627 kilograms) in the December quarter. This was mainly
due to illegal strike action from 21 September 2012 to 18
October 2012 as well as a decrease of 14 per cent in
underground mining yields from 4.2 grams per tonne to 3.6
grams per tonne as a result of lower grade areas currently
being mined at the North and West sections. As a result of the strike production losses of approximately 29,000 ounces (900 kilograms) were incurred during the December quarter.
Production was not affected by the strike in the September
quarter.
Underground tonnes milled decreased by 21 per cent from
551,000 tonnes to 436,000 tonnes and surface tonnes milled
decreased from 328,000 tonnes to 171,000 tonnes. Surface
yield was unchanged at 0.3 grams per tonne quarter on
quarter.

Main development decreased by 22 per cent from 4,985
metres in the September quarter to 3,864 metres in the
December quarter and on-reef development decreased by 14
per cent from 994 metres to 857 metres. These decreases
were as a result of the illegal strike, safety related stoppages and the implementation of the new locomotive guard
communication system at the North section. The weighted
average value of the on-reef development increased by 7 per
cent from 998 centimetre grams per tonne to 1,067 centimetre grams per tonne as a consequence of the grade variability of the areas being developed.

Operating costs decreased from R715 million (US$87 million)
to R619 million (US$71 million). This was mainly due to labour cost savings resulting from the illegal strike (no work, no pay)
and lower electricity costs due to two months of higher winter tariffs included in the September quarter. Total cash cost
increased from R297,019 per kilogram (US$1,118 per ounce)
to R373,632 per kilogram (US$1,340 per ounce) due to the
lower production partially offset by the lower operating costs.

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 12
Operating profit decreased from R341 million (US$41 million)
in the September quarter to R159 million (US$17 million) in the
December quarter due to the lower gold production.

Capital expenditure decreased from R176 million (US$21
million) to R165 million (US$19 million). The majority of the capital expenditure was on infrastructure upgrades and ore
reserve development.

Notional cash expenditure increased from R368,654 per
kilogram (US$1,388 per ounce) to R481,684 per kilogram
(US$1,728 per ounce) due to the lower gold production
partially offset by the lower operating costs and capital
expenditure. The NCE margin decreased from 16 per cent to
a negative 1 per cent due to the higher NCE, partially offset by the higher gold price.

South Deep project
Dec
2012
Sept
2012
Gold produced - 000’oz
62.7
71.3
- kg
1,950
2,217
Yield - underground - g/t
5.0
5.5
- combined - g/t
3.6
3.8
Total cash cost - R/kg
333,282
292,377
- US$/oz
1,196
1,101
Notional cash expenditure - R/kg
672,974
577,492
- US$/oz
2,414
2,175
NCE margin - %
(40)
(33)

Gold production decreased by 12 per cent from 71,300 ounces
(2,217 kilograms) in the September quarter to 62,700 ounces
(1,950 kilograms) in the December quarter due to a decrease
in underground reef delivered to the mill at slightly lower
grades. The December quarter was negatively impacted by
the implementation of the new operating model as the
workforce adapts to the new “24/7” arrangement.

Total tonnes milled, which included 147,000 tonnes of off-reef development, decreased by 9 per cent from 590,000 tonnes to
538,000 tonnes. Underground reef yield decreased by 9 per
cent from 5.5 grams per tonne to 5.0 grams per tonne, as not all the high grade ore mined was delivered to the mill before quarter-end.

Development decreased by 8 per cent from 3,647 metres in
the September quarter to 3,341 metres in the December
quarter. The new mine capital development in phase 1, sub 95 level was similar at 1,041 metres and vertical development
increased by 112 per cent from 108 metres to 229 metres.
Development in the current mine areas above 95 level
decreased by 17 per cent from 2,497 metres to 2,071 metres.
De-stress mining decreased by 6 per cent from 12,213 square
metres in the September quarter to 11,481 square metres in
the December quarter. The decrease in development and de-
stress was mainly due to disruptions following the changeover to the 4x4 cycle.

Operating costs increased marginally from R656 million
(US$80 million) in the September quarter to R658 million
(US$76 million) in the December quarter. Total cash cost
increased from R292,377 per kilogram (US$1,101 per ounce)
to R333,282 per kilogram (US$1,196 per ounce) due to the
decrease in gold production.

Operating profit decreased from R309 million (US$37 million)
in the September quarter to R281 million (US$32 million) in the
December quarter as a result of the lower revenue.
Capital expenditure increased from R624 million (US$76
million) to R654 million (US$75 million). The majority of the expenditure was spent on development, the ventilation shaft
deepening and infrastructure, the metallurgical plant
expansion, trackless equipment and the full tailings backfill plant.

Notional cash expenditure increased from R577,492 per
kilogram (US$2,175 per ounce) in the September quarter to
R672,974 per kilogram (US$2,414 per ounce) in the December
quarter as a result of the decrease in production and increase in capital expenditure. The NCE margin regressed from a
negative 33 per cent to a negative 40 per cent as a result of a higher NCE, partially offset by the higher gold price received.

Capital infrastructure programmes continue to meet key
delivery dates in support of the build–up to a run rate of
700,000 ounces per annum by the end of 2015. The
ventilation shaft deepening project hoisted the first rock in mid-
October and the shaft, the new headgear and surface
conveyors were commissioned by the end of December, as
planned. The rock winder is undergoing modifications and is
expected to run at full speed by the end of 2013, hoisting the nameplate capacity of 195,000 tonnes per month. This,
together with the existing Main shaft capacity of 175,000
tonnes per month will sustain the full production of 330,000 tonnes per month. This hoisting capacity will be available two years ahead of full production. During this production build-up period the underground infrastructure of truck tips and ore
passes, crushers, conveyors and the shaft silos will be
constructed and commissioned in phases. The gold plant
expansion from 220,000 tonnes per month to 330,000 tonnes
per month was commissioned a month ahead of schedule in
November, three years ahead of the full production processing requirement.

Guidance
The estimate for calendar 2013 is as follows:
·   Gold produced – between 305,000 ounces and 320,000
     ounces (between 9,500 kilograms and 10,000 kilograms)
·   Total cash cost* at R317,000 per kilogram (US$1,100 per
    ounce)
·   Notional cash expenditure* at R520,000 per kilogram
    (US$1,800 per ounce).
* Based on an exchange rate of US$1 = R9.00.
West Africa region

Ghana

Tarkwa
Dec
2012
Sept
2012
Gold produced - 000’oz
187.8
169.4
Yield - heap leach - g/t
0.5
0.6
- CIL plant - g/t
1.5
1.4
- combined - g/t
1.0
1.0
Total cash cost - US$/oz
721
705
Notional cash expenditure - US$/oz
1,118
1,122
NCE margin - %
35
32

Gold production increased by 11 per cent from 169,400
ounces in the September quarter to 187,800 ounces in the
December quarter due to the resumption of full operations at the heap leach facilities. To comply with the requirements of the Environmental Protection Agency (EPA) the North heap
leach facility water treatment plant has been successfully

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
commissioned and the South heap leach facility is expected to be operational during the March 2013 quarter.

Total tonnes mined, including capital stripping, decreased
marginally from 35.9 million tonnes in the September quarter to
35.6 million tonnes in the December quarter. Ore mined
decreased by 4 per cent from 5.2 million tonnes to 5.0 million tonnes. Mined grade was similar at 1.29 grams per tonne.
The strip ratio increased by 5 per cent from 5.9 to 6.2.

The CIL plant throughput increased marginally from 2.97
million tonnes in the September quarter to 2.98 million tonnes in the December quarter due to improved mill availability and overall utilisation. Yield improved by 7 per cent from 1.36
grams per tonne to 1.46 grams per tonne due to a draw-down
of high grade inventory. The CIL plant produced 140,300
ounces in the December quarter compared with 130,300
ounces in the September quarter.

Total feed to the North and South heap leach sections
increased by 30 per cent from 2.19 million tonnes to 2.85
million tonnes. Tonnes processed increased in the December
quarter after the lifting of the temporary suspension of
operations imposed by the EPA in the September quarter.
Yield decreased from 0.56 grams per tonne in the September
quarter to 0.52 grams per tonne in the December quarter due
to a decline in the head grade from the low grade stockpiles used to feed the South heap leach. The heap leach operations produced 47,500 ounces compared with 39,100 ounces in the
September quarter due to the higher tonnes processed,
partially offset by the lower grades.

Net operating costs, including gold-in-process movements,
increased from US$117 million (R961 million) in the
September quarter to US$133 million (R1,144 million) in the
December quarter due to the increase in production, an
increase in power costs and a draw-down of inventory
compared with an inventory build-up in the September quarter.
Total cash cost increased from US$705 per ounce in the
September quarter to US$721 per ounce in the December
quarter due to the increase in costs partially offset by the increase in ounces sold.

Operating profit increased from US$164 million (R1,357
million) in the September quarter to US$190 million (R1,642
million) in the December quarter as a result of the increased revenue, partially offset by the higher costs.

Capital expenditure increased from US$71 million (R582
million) in the September quarter to US$82 million (R698
million) in the December quarter, with expenditure on pre-
stripping, additional mining fleet and the water treatment plants being the major items.

Notional cash expenditure decreased from US$1,122 per
ounce in the September quarter to US$1,118 per ounce in the
December quarter due to the increase in production, partially offset by the increase in operating costs and capital
expenditure. The NCE margin increased from 32 per cent to
35 per cent due to the lower NCE and higher gold price
received.

Guidance
The estimate for calendar 2013 is as follows:
· Gold produced – between 640,000 ounces and 650,000
   ounces
· Total cash cost at US$785 per ounce
· Notional cash expenditure at US$1,190 per ounce.

Damang
Dec
2012
Sept
2012
Gold produced - 000’oz
44.0
39.9
Yield - g/t
1.2
1.1
Total cash cost - US$/oz
889
964
Notional cash expenditure - US$/oz
1,550
1,709
NCE margin - %
10
(4)

Gold production increased by 10 per cent from 39,900 ounces
in the September quarter to 44,000 ounces in the December
quarter due to an improved operational performance at the
process plant, which resulted in an increase in throughput and yield.

Total tonnes mined, including capital stripping, decreased from
8.5 million tonnes in the September quarter to 6.3 million
tonnes in the December quarter. Ore mined decreased from
0.95 million tonnes to 0.75 million tonnes. Safety concerns in the southern interface between the Juno and Damang pit
cutback (DPCB) together with deteriorating conditions on the
East wall of the DPCB remain a constraint to mining volumes.
In addition, the volume of free dig material available in the Huni pit has reduced, requiring more drilling and blasting before mining. The strip ratio decreased from 7.9 to 7.4.

Tonnes processed increased from 1.09 million tonnes in the
September quarter to 1.17 million tonnes in the December
quarter. The plant is still processing below its capacity of 5 million tonnes per annum and will only increase its run rate once maintenance and upgrades to increase the mill feed size and crushing rate, aimed at eliminating constraints, are fully commissioned. These improvements are expected to be
completed by the end of the September 2013. As a result, the milling rate was restricted to 4.4 million tonnes per annum to ensure plant reliability. Once fully commissioned it is expected that the plant will maintain a throughput rate of approximately
4.9 million tonnes per annum.

Net operating costs, including gold-in-process movements
increased from US$38 million (R313 million) in the September quarter to US$41 million (R354 million) in the December
quarter due to higher power costs and a draw-down of
inventory compared with an inventory build-up in the
September quarter. Total cash cost decreased from US$964
per ounce to US$889 per ounce as a result of the higher
production.

Operating profit increased from US$28 million (R231million) in the September quarter to US$35 million (R298 million) in the
December quarter due to increased revenue.

Capital expenditure decreased from US$30 million (R248
million) to US$28 million (R244 million) with the majority of expenditure on pre-stripping and various process plant
upgrade projects.

Notional cash expenditure decreased from US$1,709 per
ounce in the September quarter to US$1,550 per ounce in the
December quarter due to the higher production. The NCE
margin improved from a negative 4 per cent to a positive 10
per cent due to the lower NCE and higher gold price received.

The plant circuit is being optimised to achieve the maximum
recovery rate under current blend conditions. The intensive
leach reactor to maximise gravity gold recovery was completed and commissioned in the December quarter. The pre-leach
thickener project to control the circuit water balance is
progressing well and is planned to be commissioned in the

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 14
March 2013 quarter. Various other plant circuit optimisation projects have been planned for 2013.

Guidance
The estimate for calendar 2013 is as follows:
· Gold produced – between 165,000 ounces and 180,000
  ounces
· Total cash cost at US$1,010 per ounce
· Notional cash expenditure at US$1,650 per ounce.
South America region

Peru

Cerro Corona
Dec
2012
Sept
2012
Gold produced
- 000’oz
52.0
41.3
Copper produced
- tonnes
9,995
8,868
Total equivalent gold produced
- 000’ eqoz
97.9
82.7
Total equivalent gold sold
- 000’ eqoz
102.0
82.7
Yield - gold
- g/t
1.1
0.8
- copper
- %
0.7
0.6
- combined
- g/t
1.9
1.6
Total cash cost
- US$/eqoz
479
474
Notional cash expenditure
- US$/eqoz
798
829
NCE margin
- %
49
52
Gold price *
- US$/oz
1,727
1,636
Copper price *
- US$/t
7,927
7,648
* Average daily spot price for the period used to calculate
total equivalent gold ounces produced.

Gold produced increased by 26 per cent from 41,300 ounces
in the September quarter to 52,000 ounces in the December
quarter. Copper production increased by 13 per cent from
8,868 tonnes to 9,995 tonnes. Equivalent gold produced
increased by 18 per cent from 82,700 ounces in the
September quarter to 97,900 ounces in the December quarter
due to an increase in tonnes milled, higher copper and gold
head grades treated, and an increase in gold and copper
recoveries during the December quarter. Gold recoveries
increased from 67.9 per cent to 72.3 per cent and copper
recoveries increased from 86.1 per cent to 88.4 per cent.

Concentrate with a payable content of 10,339 tonnes of
Copper as sold at an average price of US$7,213 per tonne and
54,106 ounces of gold, net of treatment and refining charges was sold at US$1,709 per ounce. Total equivalent gold sales
amounted to 102,000 ounces for the December quarter, as
compared with 82,700 in the September quarter.

Tonnes mined decreased by 46 per cent from 4.37 million
tonnes in the September quarter to 2.36 million tonnes in the
December quarter in line with the mine plan. Ore mined
decreased by 23 per cent from 2.19 million tonnes to 1.69
million tonnes. Gold head grade increased from 1.26 grams
per tonne to a record 1.46 grams per tonne and copper head
grade increased from 0.68 per cent to 0.74 per cent, due to the current strategy of high grading and stockpiling lower grade ore.

Ore processed increased by 2 per cent from 1.57 million
tonnes to 1.60 million tonnes. Gold yield increased from 0.8 grams per tonne in the September quarter to 1.1 grams per
tonne in the December quarter and copper yield increased
from 0.6 per cent to 0.7 per cent, resulting from both higher head grades and record recoveries.
Operating costs, including gold-in-process movements,
increased from US$37 million (R302 million) in the September quarter to US$45 million (R389 million) in the December
quarter. This was mainly due to an increase in deferred
stripping charges, an increase in workers participation of
profits due to an increase in profits realised, and a reduction in concentrate stock on hand at the end of the quarter. Total
cash cost increased from US$474 per equivalent ounce to
US$479 per equivalent ounce, primarily due to the effect of
higher operating costs partially offset by higher gold equivalent sales.

Operating profit increased from US$107 million (R881 million)
in the September quarter to US$114 million (R983 million) in the December quarter, as a result of increased gold equivalent sales.

Capital expenditure increased from US$25 million (R206
million) in the September quarter to US$31 million (R266
million) in the December quarter. The higher expenditure was due to construction activities at the tailings facility and
optimisation projects at the process plant.

Notional cash expenditure for the period decreased from
US$829 per equivalent ounce in the September quarter to
US$798 per equivalent ounce in the December quarter. This
decrease was attributable to higher equivalent ounces
produced, partially offset by the increase in costs and capital expenditure. The NCE margin decreased from 52 per cent in
the September quarter to 49 per cent in the December quarter due to the lower net metal prices received partially offset by the lower NCE.

Guidance
The estimate for calendar 2013 is as follows:
· Metals (gold of between 135,000 ounces and 140,000
  ounces and copper of between 28,700 tonnes and 29,700
  tonnes) produced – between 270,000 equivalent ounces
  and 280,000 equivalent ounces #
· Total cash cost at US$600 per equivalent ounce
· Notional cash expenditure at US$920 per equivalent ounce.

# Equivalent ounces are based on a gold price of US$1,700
per ounce and a copper price of US$8,000 per tonne.
Australasia region
St Ives

Dec
2012
Sept
2012
Gold produced - 000’oz
111.6
106.6
Yield - heap leach - g/t
0.4
0.3
- milling - g/t
3.0
2.5
- combined - g/t
2.1
1.8
Total cash cost - A$/oz
941
890
- US$/oz
978
922
Notional cash expenditure           - A$/oz
1,620
1,813
- US$/oz
1,681
1,879
NCE margin - %
3
(13)

Gold production increased by 5 per cent from 106,600 ounces
in the September quarter to 111,600 ounces in the December
quarter due to an increase in high-grade underground ore
milled during the December quarter.

At the underground operations, ore mined increased by 56 per cent from 354,000 tonnes at 5.4 grams per tonne in the
September quarter to 553,000 tonnes at 4.8 grams per tonne
in the December quarter, with the Cave Rocks and Hamlet

TOTAL GOLD FIELDS OPERATIONS
(CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
mines continuing to ramp-up towards full production levels.
The decrease in grade was a result of the change in mix with additional ore from the lower grade Cave Rocks and Hamlet
mines.

At the open pit operations, total ore tonnes mined decreased by 45 per cent from 1.19 million tonnes at 1.4 grams per tonne in the September quarter to 0.66 million tonnes at 1.4 grams per tonne in the December quarter, with a focus on pre-strip activities in the Bellerophon pit. Mining activities in the
Leviathan and Britannia pits were completed during the
quarter.

Total tonnes processed decreased by 11 per cent from 1.85
million tonnes at a yield of 1.8 grams per tonne in the
September quarter to 1.65 million tonnes at a yield of 2.1
grams per tonne in the December quarter. This increase in
yield was due to an increase in high grade ore from
underground.

Throughput at the Lefroy mill decreased by 10 per cent from
1.23 million tonnes to 1.11 million tonnes due to planned
maintenance performed during the quarter. Yield increased
from 2.5 grams per tonne to 3.0 grams per tonne, which
reflected an increase in high-grade ore tonnes processed from underground sources. Gold production from the Lefroy plant
increased from 100,600 ounces to 105,300 ounces.

Ageing infrastructure and continued levels of low grade ore
combined with low recoveries resulted in ore feed to the heap leach facility being suspended during the quarter, pending its anticipated shutdown in the first half of 2013. Tonnes
processed decreased from 623,000 tonnes at a head grade of
0.68 grams per tonne in the September quarter to 545,000
tonnes at a head grade of 0.69 grams per tonne in the
December quarter. This was due to the improved recovery
cycle at the heap leach operation and the higher tonnes placed on the pad during the September quarter, gold production
increased from 6,000 ounces to 6,300 ounces in the December
quarter.

Operating costs, including gold-in-process movements
increased from A$96 million (R822 million) in the September
quarter to A$107 million (R964 million) in the December
quarter. The increase in costs were due to a draw-down of
inventory at the end of the December quarter, and higher
underground mining costs due to increased production from
Cave Rocks and Hamlet. Total cash cost increased from
A$890 per ounce (US$922 per ounce) to A$941 per ounce
(US$978 per ounce) due to the increased operating cost,
partially offset by increased gold production.

Operating profit increased from A$74 million (R636 million) in the September quarter to A$79 million (R709 million) in the
December quarter due to increased revenue, partially offset by the higher operating cost.

Capital expenditure decreased from A$99 million (R833
million) to A$79 million (R713 million) due to decreased mine development and infrastructure expenditure at Hamlet and
Cave Rocks as well as completion of the new tailings facility project during the September quarter. The execution phase of the surface mining owner operator project was completed
during the quarter, with the transition of drill and blast activities to owner operator. Mobile equipment amounting to A$24
million was purchased during the quarter and a cumulative
A$54 million has been spent on the project to date. The total cost of the project is estimated at A$92 million, with a
completion date early in 2014.
Notional cash expenditure decreased from A$1,813 per ounce
(US$1,879 per ounce) in the September quarter to A$1,620
per ounce (US$1,681 per ounce) in the December quarter due
to the decrease in capital expenditure and increase in gold
production. The NCE margin increased from a negative 13 per
cent to a positive 3 per cent in the December quarter due to the higher gold price and lower NCE.

Guidance
The estimate for calendar 2013 is as follows:
· Gold produced – between 380,000 ounces and 400,000
   ounces
· Total cash cost* at A$930 per ounce (US$970 per ounce)
· Notional cash expenditure* at A$1,350 per ounce
  (US$1,405 per ounce).
* Based on A$1=US$1.04.
Agnew
Dec
2012
Sept
2012
Gold produced - 000’oz
54.9
47.6
Yield - g/t
8.6
5.6
Total cash cost - A$/oz
691
727
- US$/oz
717
754
Notional cash expenditure - A$/oz
878
1,078
- US$/oz
911
1,117
NCE margin - %
46
32

Gold production increased by 15 per cent from 47,600 ounces
in the September quarter to 54,900 ounces in the December
quarter. This was Agnew’s highest production quarter since
September 2006.

Ore mined from underground decreased from 191,000 tonnes
at a head grade of 8.5 grams per tonne to 167,000 tonnes at a head grade of 9.1 grams per tonne. The decrease in tonnes
was due to a focus on mining the high grade Kim Lode in
accordance with the revised mining schedule for the second
half of the year and decreased ore mined at Main Lode.

Tonnes processed decreased from 265,000 tonnes in the
September quarter to 199,000 tonnes in the December
quarter, which included 33,000 tonnes of surface stockpile
material processed from Songvang compared with 77,000
tonnes in the September quarter. The combined yield
increased from 5.6 grams per tonne in the September quarter
to 8.6 grams per tonne in the December quarter reflecting the increase in the higher underground grade processed during
the quarter.

Net operating costs, including movements in gold-in-process, increased from A$35 million (R300 million) in the September
quarter to A$40 million (R357 million) in the December quarter.
The increase was due to a A$5 million (R45 million) inventory draw-down in the December quarter compared with an
inventory build-up of A$2 million (R15 million) in the
September quarter. Total cash cost decreased from A$727
per ounce (US$754 per ounce) to A$691 per ounce (US$717
per ounce) due to the increase in gold production, partially offset by the higher costs.

Operating profit increased from A$40 million (R341 million) in the September quarter to A$51 million (R449 million) in the
December quarter as a result of the increased gold production and a higher gold price.

Capital expenditure decreased from A$15 million (R124
million) in the September quarter to A$13 million (R121 million)
in the December quarter. Capital expenditure included A$8

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 16
million of underground development and A$2 million
exploration.

Notional cash expenditure decreased from A$1,078 per ounce
(US$1,117 per ounce) in the September quarter to A$878 per
ounce (US$911 per ounce) in the December quarter due to the
higher production. The NCE margin increased from 32 per
cent to 46 per cent due to the lower NCE and higher gold
price.

Guidance
The estimate for calendar 2013 is as follows:
· Gold produced – between 150,000 ounces and 160,000
   ounces
   # Total cash cost* at A$700 per ounce (US$730 per ounce)
· Notional cash expenditure* at A$990 per ounce (US$1,035
   per ounce).
* Based on A$1=US$1.04.
Year ended 31 December 2012 compared with year
ended 31 December 2011
Group attributable equivalent gold production decreased by 7 per cent from 3.49 million ounces for the year ended
December 2011 to 3.25 million ounces for the year ended
December 2012.

At the South African operations gold production at KDC and
Beatrix decreased from 1,447 thousand ounces (45,005
kilograms) to 1,224 thousand ounces (38,059 kilograms). The
majority of this decrease was due to the wage-related
industrial action during the September and December quarters, the fire at KDC’s Ya Rona shaft and slightly lower yields.
KDC’s gold production decreased from 1,100 thousand ounces
(34,218 kilograms) to 934,900 ounces (29,078 kilograms) of
which 116,000 ounces (3,610 kilograms) of the reduced
production was due to the industrial action and 30,000 ounces
(933 kilograms) due to the fire. Beatrix’s gold production
decreased from 346,800 ounces (10,787 kilograms) to 288,700
ounces (8,981 kilograms), of which 29,000 ounces (900
kilograms) was due to the industrial action. Gold production at
South Deep decreased from 273,000 ounces (8,491 kilograms)
to 270,400 ounces (8,411 kilograms).

At the West African operations, total managed gold production decreased by 5 per cent from 935,000 ounces for the year
ended 2011 to 885,300 ounces for the year ended 2012. At
Tarkwa, gold production increased marginally from 717,300
ounces to 718,800 ounces. At Damang, gold production
decreased by 24 per cent from 217,700 ounces to 166,400
ounces as a result of lower volumes and grades mined from
the high grade Damang pit due to safety concerns in the
southern interface between the Juno and Damang pit cutback
and deteriorating conditions on the East wall which restricted mining.

In South America, gold equivalent production at Cerro Corona decreased by 11 per cent from 383,000 ounces for the year
ended 2011 to 342,100 ounces for the year ended 2012, due
to anticipated lower gold and copper grades and a lower
copper to gold price ratio.

At the Australasia operations gold production decreased by 5 per cent from 658,600 ounces for the year ended 2011 to
626,400 ounces for the year ended 2012. St Ives decreased
by 3 per cent from 464,600 ounces to 449,800 ounces mainly
due to lower grade open pit ore mined in 2012. In 2011, St
Ives sourced high grade ore from the Mars/Minotaur link and
Diana pits. Production at Agnew decreased from 194,000
ounces to 176,600 ounces. Production was negatively
impacted at Main Lode during the first half of 2012 due to poor ground conditions. In addition, the rate of mining at Kim was slower than planned due to a change in the plunge of the ore body, which resulted in a move to new working areas which
had insufficient ventilation. A revised mining schedule was
implemented in the second half of the year whereby only the
Kim Lode will be mined as from 2013.
Income statement
The average rand gold price increased by 20 per cent from
R364,216 per kilogram (US$1,569 per ounce) for the year
ended 2011 to R435,584 per kilogram (US$1,654 per ounce)
for the year ended 2012. The average Rand/US dollar
exchange rate of R8.19 for the year ended 2012 was 13 per
cent weaker than the average of R7.22 for the year ended
2011, while the Rand/Australian dollar weakened by 13 per
cent from A$1 = R7.45 to A$1 = R8.48. The average
Australian/US dollar exchange rate was similar at A$1.00 =
US$1.03.

Revenue for the Group increased by 9 per cent from R41,877
million (US$5,800 million) to R45,469 million (US$5,552
million) as a result of the higher gold price.

Net operating costs for the Group increased by 18 per cent
from R20,765 million (US$2,876 million) to R24,494 million
(US$2,991 million). Total cash cost increased by 28 per cent from R184,515 per kilogram (US$795 per ounce) to R235,451
per kilogram (US$894 per ounce) due to a decrease in gold
sales and the increase in net operating costs.

In South Africa, operating costs at KDC and Beatrix increased by 10 per cent from R9,861 million (US$1,366 million) for the year ended 2011 to R10,874 million (US$1,328 million) for the year ended 2012. This was due to annual wage increases, a
16 per cent electricity tariff increase and normal inflationary increases, partially offset by labour cost savings incurred as a result of no-work no-pay during the illegal industrial action and other cost saving initiatives at the operations. Total cash cost at KDC and Beatrix increased by 30 per cent from R220,224
per kilogram (US$949 per ounce) to R285,851 per kilogram
(US$1,086 per ounce) as a result of the decrease in production and the marginally higher operating costs. At South Deep
operating costs increased by 16 per cent from R2,138 million
(US$296 million) to R2,480 million (US$303 million) mainly due to annual wage increases, a 16 per cent electricity tariff
increase and normal inflationary increases.

At the West African operations, net operating costs increased by 22 per cent from US$512 million for the year ended 2011 to
US$623 million for the year ended 2012. At Tarkwa, net
operating costs increased by 27 per cent from US$371 million to US$470 million. This increase was mainly due the
reassessment of the carrying value of gold-in-process
inventories in 2011, as well as annual wage increases, normal inflationary increases, increased fuel consumption and an
increase in power rates, partially offset by savings incurred on
BPR initiatives. At Damang, net operating costs increased by
9 per cent from US$140 million to US$153 million. This
increase was mainly due to annual wage increases, normal
inflationary increases and increased power rates, partially
offset by benefits received from a full year of owner mining.
Total cash cost for the region increased from US$590 per
ounce for the year ended 2011 to US$719 per ounce for the
year ended 2012 due to the lower production and the higher
net operating costs.

At Cerro Corona in South America, net operating costs
increased marginally from US$158 million for the year ended
2011 to US$160 million for the year ended 2012. Total cash

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
cost increased from US$437 per ounce for the year ended
2011 to US$492 per ounce for the year ended 2012, due to
lower gold equivalent production.

At the Australasia operations, net operating costs increased by
5 per cent from A$528 million for the year ended 2011 to
A$557 million for the year ended 2012. At St Ives, net
operating costs increased by 3 per cent from A$400 million to
A$412 million mainly due to increased mining at the higher
cost Cave Rocks and additional open pit mining. At Agnew,
net operating costs increased by 14 per cent from A$128
million to A$146 million due to the draw-down of Songvang
stockpiles in 2012, compared with a build-up of Songvang
stockpiles in 2011. Mining operations at Songvang ceased in
February 2012. Total cash costs for the region increased from
A$815 per ounce for the year ended 2011 to A$871 per ounce
for the year ended 2012 due to the lower production and the
higher net operating costs.

Operating profit for the Group decreased from R21,112 million
(US$2,924 million) to R20,976 million (US$2,561 million) due to the lower production and increased costs partially offset by the higher revenue due to the higher gold price received.

Amortisation for the Group increased from R5,656 million
(US$783 million) in 2011 to R6,294 million (US$769 million) in
2012, mainly due to the weaker rand and an increase in the
asset base at the international operations. This was partially offset by an accounting reversal of the amortisation and
depreciation charge for the month of December, which is
required once the South African operations were classified as discontinued for accounting purposes, and the lower
production.

Net interest paid for the Group increased from R203 million
(US$28 million) to R304 million (US$37 million).

The loss on share of results of associates after taxation for the
Group of R314 million (US$38 million) in 2012 compared with
a gain of R29 million (US$4 million) in 2011. The loss in 2012 comprised losses relating to the ongoing study and evaluation costs at the Far Southeast project (FSE) partially offset by profits on the Group’s interest in Rand Refinery. Costs relating to FSE were reported under feasibility and evaluation costs
prior to the June 2012 quarter.

The gains and losses on foreign exchange related to the
conversion of offshore cash holdings into their functional
currencies, as well as exchange gains and losses on inter-
company loans. The loss of R113 million (US$14 million) in
2012 compared with a gain of R66 million (US$9 million) in
2011.

The loss on financial instruments of R3 million (US$nil) in 2012 compared with a gain of R32 million (US$4 million) in 2011.
These gains and losses related to mark to market gains and
losses on Australia’s diesel hedge.

Share-based payments for the Group increased from R479
million (US$66 million) to R636 million (US$78 million). The increase in 2012 was due to the net effect of charges for new allocations for share-based compensation.

Other costs for the Group increased from R237 million (US$33 million) to R255 million (US$31 million) due to facility fees paid on new loans received by the South African operations during
2012.

Exploration expenditure, all of which related to continuing
operations increased from R832 million (US$115 million) to
R1,053 million (US$129 million) and was mainly due to an
increase in exploration projects and activity.

Feasibility and evaluation costs, all of which related to
continuing operations increased from R126 million (US$17
million) to R361 million (US$44 million) and were mainly due to the re-allocation of growth and project team costs as from the
June 2012 quarter. These costs were previously included in
exploration costs.

Non-recurring costs for the Group increased from R483 million
(US$67 million) in 2011 to R1,143 million (US$140 million) in
2012. In 2012 non-recurring costs included: voluntary
separation packages (R269 million), business process re-
engineering costs (R272 million), impairment costs at Tarkwa
(R37 million), St Ives (R475 million) and Agnew (R199 million), the impairment of 7.8 million shares in Northam Platinum
Limited (R73 million) and R33 million relating to the fire at Ya
Rona. These costs were partially offset by a profit on the
disposal of the Group’s interest in GoldQuest Mining
Corporation and Atacama Pacific Gold Corporation which
amounted to R239 million (US$30 million), partially offset by a loss of R13 million (US$2 million) on the sale of the Group’s interest in Evolution Mining Limited, resulting in a net profit of
R226 million (US$28 million) on the disposal of these
investments.

Government royalties for the Group increased from R1,081
million (US$150 million) for the year ended 2011 to R1,238
million (US$151 million) for the year ended 2012 as a result of the increase in revenue.

Taxation for the Group decreased from R4,335 million
(US$600 million) for the year ended 2011 to R3,330 million
(US$407 million) for the year ended 2012, in line with the lower taxable income. The new rates for the South African and
Ghanaian operations were applied in the March 2012 quarter.
The effect of these changes was a deferred tax charge in
Ghana of R737 million (US$95 million) and a deferred tax
credit of R992 million (US$128 million) for the South African operations, resulting in a net tax credit of R255 million (US$33 million).

Net earnings for the Group attributable to owners of the parent amounted to R5,658 million (US$691 million), compared with
earnings of R7,027 million (US$973 million) for the year ended
2011.

Normalised earnings for the Group amounted to R6,834 million
(US$834 million) for the year ended 2012, compared with
R7,242 million (US$1,003 million) for the year ended 2011.
Cash flow
Cash inflow from operating activities decreased from R15,746 million (US$2,165 million) for the year ended 2011 to R11,807 million (US$1,441 million) for the year ended 2012. The
decrease was due to lower profits, higher royalties and
taxation paid as well as an increase in working capital.

Cash generated by discontinued operations decreased from
R6,147 million to R3,937 million, mainly due to lower profits, higher royalties and taxation paid, and a working capital
investment compared with a release in 2011.

Dividends paid increased from R1,531 million (US$217 million)
in 2011 to R2,943 million (US$376 million) in 2012. Dividends paid to owners of the parent increased from R1,229 million
(US$175 million) to R2,846 million (US$364 million), while
dividends paid to non-controlling interest holders decreased

TOTAL GOLD FIELDS OPERATIONSCONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 18
from R301 million (US$42 million) to R97 million (US$12
million).

Cash outflows from investing activities decreased from
R17,959 million (US$2,539 million) in 2011 to R13,705 million
(US$1,680 million) in 2012.

Capital expenditure increased from R10,203 million (US$1,413 million) in 2011 to R13,263 million (US$1,619 million) in 2012.
R897 million (US$110 million) of this increase was due to the weaker rand. In the South Africa region, capital expenditure at
KDC and Beatrix increased from R2,300 million to R2,426
million and from R611 million to R658 million respectively. At
South Deep, capital expenditure increased from R1,982 million to R2,576 million.

At the West Africa region, capital expenditure increased from
US$307 million to US$374 million mainly due to increased pre-
stripping and the acquisition of additional mining equipment at both Tarkwa and Damang. In South America, at Cerro Corona,
capital expenditure increased from US$69 million to US$94
million. At the Australasia region, capital expenditure
increased from A$249 million to A$361 million with the majority of the increased expenditure on open pit mining fleet (A$55
million), the life extension at Cave Rocks of A$38 million and pre-stripping at St Ives. The balance of expenditure was on
exploration and corporate projects.

Payment for the FSE project of R834 million (US$110 million)
in 2012 compared with R535 million (US$66 million) in 2011.
These payments were in line with the terms of the option
agreement to eventually acquire a 60 per cent interest in the undeveloped gold-copper deposit in the Philippines. The
option agreement was entered into with Lepanto Consolidated
Mining Company (Lepanto), a company listed in the
Philippines, and Liberty Express Assets, a private holding
company.

The non-controlling interest holders buy-out of R83 million
(US$10 million) in 2012 was for the purchase of the remaining
40 per cent interest in the Talas project in Kyrgyzstan. The buy-out of non-controlling interest holders at La Cima of R7 million (US$1 million) in 2012 compared with R2,613 million
(US$382 million) in 2011. The 2011 buy-out represented 17.8
per cent of the issued shares of Gold Fields La Cima, which
increased the Group’s holding to 98.5 per cent. In 2011 the
buy-out of non-controlling interest holders at Ghana amounted to R4,520 million (US$667 million) and represented 18.9 per
cent of the issued shares of Gold Fields Ghana and Abosso
Goldfields. This increased the Group’s holding to 90.0 per
cent. The non-controlling interest holders buy-out at South
Deep of R51 million (US$6 million) in 2011 was for the
purchase of a further 26 per cent interest in Western Areas
Prospecting (Pty) Limited from Peotona Gold (Pty) Limited.

Proceeds on the disposal of investments increased from R99
million (US$14 million) in 2011 to R526 million (US$65 million)
in 2012. In 2011 the disposal mainly related to the sale of
shares in Gold One International Limited, while 2012 included the disposal of GoldQuest Mining Corporation, Atacama
Pacific Corporation and Evolution Mining Limited.

Cash utilised by discontinued operations increased from
R3,006 million to R3,127 million, mainly due to higher capital expenditure partially offset by lower environmental and post-
retirement health contributions. At KDC, capital expenditure increased from R2,300 million in 2011 to R2,426 million in
2012. The majority of this expenditure was on ORD (R1,680
million) with the remainder on projects related to safety issues and the social and labour plan. Capital expenditure at Beatrix increased from R611 million to R658 million, with the majority of this expenditure on ORD (R448 million) and infrastructure upgrades.

Net cash inflow from financing activities increased from R3,663 million (US$551 million) for 2011 to R4,072 million (US$505
million) for 2012. Loans received decreased from R7,786
million (US$1,111 million) to R7,352 million (US$936 million)
and loans repaid increased from R4,396 million (US$598
million) to R7,745 million (US$976 million). In 2011, net loans received of R3,391 million (US$513 million) included draw-
downs to partially fund the purchase of non-controlling interest holders in La Cima and Ghana. In 2012, net loans received
from discontinued operations increased to R3,827 million
(US$475 million) due to additional borrowings by the South
African operations to fund working capital during the illegal strikes.

Loans received from non-controlling interest holders increased from R225 million (US$31 million) in 2011 to R230 million
(US$28 million) in 2012 and related to Buenaventura’s
contribution of 49 per cent to the capital expenditure on the
Chucapaca project.

Loans received from discontinued operations increased from
Rnil to R4,220 million (US$515 million) in 2012. These funds were required to fund the South African operations during the illegal strike action and the Ya Rona fire.

The net cash outflow of R769 million (US$110 million) in 2012 compared with an outflow of R80 million (US$40 million) in
2011. After accounting for a positive translation adjustment of
R339 million (US$21 million) on offshore cash balances, the
cash outflow for 2012 was R431 million (US$88 million). The
cash balance at the end of 2012 was R5,619 million (US$656
million) compared with R6,049 million (US$744 million) at the end of 2011.
Growth and international projects

Gold Fields has a robust growth portfolio with exploration and advanced projects in all of its operating regions. Gold Fields growth vision is to deliver sustainable and high-quality gold production through disciplined project development. The focus is on growing reserves per share and quality of production with a view to optimising free cash flow per ounce. During the
quarter the Yanfolia project in Mali was advanced to resource development and the Greater Damang (Super-pit) project is
being reviewed.
Chucapaca

At the Chucapaca exploration project in southern Peru, a joint venture by Gold Fields (51 per cent) and Buenaventura (49 per cent), the partners have completed the final feasibility reviews, confirming initial indications that the required high capital and operating costs would result in a sub-optimal project return.
The joint venture partners will now revisit the fundamental
approach to the project in order to achieve an acceptable
return. This will involve reviewing scale, mining method and possibly re-establishing exploration to uncover the potential of the joint venture area of interest.
Far Southeast

Work at the Far Southeast exploration project, where Gold
Fields holds a 40 per cent interest with the option to acquire a further 20 per cent from its partner Lepanto Consolidated
Mining Company (60 per cent), is now focused on obtaining
surface access for geotechnical drilling and community support for the project.

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

|
Gold Fields Results
Drilling from underground platforms continued during the
December 2012 quarter but will be scaled-back during 2013
consistent with the new focus. An updated resource model is
expected by mid-2013.

The Foreign Technical Assistance Agreement (“FTAA”)
application submitted in November 2011 requires Free Prior
Informed Consent (“FPIC”) of the indigenous people. The
FPIC process is expected to continue into the first quarter of
2013. A meeting held with the Chairperson of the National
Commission of Indigenous People (NCIP) during the
December 2012 quarter was well received with general
support expressed for a successful outcome of the process for the project.

Arctic Platinum

Geological and mine planning work at the Suhanko North
deposit confirmed a substantial mineral inventory which can be added to the Greater Suhanko project. The Suhanko North
resource is expected to be released by the end of the March
2013 quarter, along with the updated Mineral Resources and
Mineral Reserves statement.

Sample collection and shipment for the second phase Platsol
pilot plant study at SGS Lakefield (Canada) is complete. The project re-engineering study was reviewed both internally and externally and final work on the study will be completed during the March 2013 quarter. The final proposal for the Greater
Suhanko mine Environmental Impact Assessment (EIA)
programme was submitted to the Finnish coordinating authority in December 2012. The power line EIA programme was
submitted in January 2013. Submissions were also made to
secure permitting for the access road to site.
Yanfolila
At Yanfolila in Mali, a detailed scoping study was completed during the December 2012 quarter. The study recommended
a lower production rate of around 2 million tonnes per annum and a focus on optimising capital efficiency. In line with this approach, a de-risking programme is planned for the first half of 2013, which, if successful, would allow the project to be fast-
tracked to a development decision within the next 12 months.
The programme is planned to include a 93,500 metres drilling programme, completion of the Environmental and Social
Impact Assessment as well as a gap analysis to determine
detailed design and engineering information shortcomings.

As a result of the security situation in Mali all Gold Fields’ non-
ECOWAS (Economic Community of West African States)
employees including contractors were evacuated as a
precautionary measure, following our security protocols. The
Group is operating with Malian, Ghanaian, Guinean and
Burkina Faso nationals. A business continuity plan, through
which the situation is being monitored on an hourly and daily basis, is in place. The project area is located in the south-west of Mali, which is far from the areas of conflict in the north. Until now, the area that we are operating in has been totally
unaffected by recent activities.
Greenfields exploration
In addition to the resource development projects mentioned
above, the greenfields exploration portfolio also consists of three advanced drilling projects, thirteen initial drilling projects, and eight target definition projects in Peru, Chile, Argentina,
Mali, Ethiopia, Canada, USA, Kyrgyzstan, Australia, and the
Philippines. During the quarter 48,237 metres were drilled on greenfields projects compared with 42,583 metres in the
September quarter and 62,348 metres in the December 2011
quarter. The 29 per cent reduction compared with the
December 2011 quarter is mostly due to the fact that the
Yanfolila project in Mali was advanced to resource
development during the December 2012 quarter.
Africa

Initial drilling programmes resumed on several targets within the large Kangare project area which is located immediately
north of the Yanfolila project in Mali. Most assays are pending but initial results from drilling on the Faraba license are
promising. Option agreements were executed for the Fambina
and Kourofing projects in western Mali and initial drilling is planned for the September 2013 quarter. A joint venture
agreement on two early stage gold projects in Ethiopia was
signed in December 2012 and initial drilling is underway.

As a result of a comprehensive portfolio review and
rationalisation, greenfields exploration activities in Ghana were suspended during the quarter and the existing exploration
properties will be divested.
North America

The diamond drilling programme at the Woodjam advanced
drilling project in British Columbia, Canada, with 12,050 metres completed on four porphyry copper-gold mineralised centres
was concluded. Mineral Resource estimates are in progress
and decisions regarding the future project exploration strategy will be made during the first half of 2013. Initial diamond
drilling (1,768 metres) was also completed on three porphyry copper-gold targets at the adjacent Red Gold property during the quarter. Assay results are incomplete.

Diamond drilling continued at the Larder Lake project in
Ontario, Canada and 12,939 metres were completed before
the winter break in December 2012. Once all outstanding
assay results are returned this programme will resume and is scheduled for completion during the first half of 2013.
South America

An advanced drilling programme commenced at the Salares
Norte project in Chile during October 2012 and 8,119 metres
were completed prior to December 2012. Initial assay results have been encouraging. Drilling resumed in January and will
continue until the end of the Andean summer field season mid-
2013.

A second phase of initial drilling commenced at the Taguas
project in Argentina during the December 2012 quarter and
2,924 metres were completed. Drilling resumed in January
2013 and the programme is expected to be completed by the
end of the March 2013 quarter.
Australasia
Diamond drilling continued at the Talas advanced drilling
project and 1,677 metres were completed during the
December 2012 quarter. Drilling and other field activities will resume in January 2013. Work is on schedule with respect to
a new resource estimate and an update to the scoping study is set to be completed in the first half of 2013.

The drilling programmes at the Myall and Wellington North
projects in the East Lachlan region of New South Wales,
Australia were concluded during the quarter. Results were
mixed and decisions are expected to be made on the way
forward for both of these projects in the March 2013 quarter.
Field work commenced on the new Blayney and Cheesemans
Creek joint venture projects also in the East Lachlan region.

TOTAL GOLD FIELDS OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)
Gold Fields Results
| 20
Initial drilling programmes are planned to commence in the
March 2013 quarter.

At the Guinaoang project in the Philippines, the planned drilling programme continues to be delayed due to ongoing
negotiations for access with the landowners, communities, and local governments. As a result, a twelve-month extension to
the option agreement was negotiated with the underlying
owner, Bezant Resources PLC.
Near mine exploration

Gold Fields completed 50,967 metres of drilling this quarter on near mine projects adjacent to its international operations.
This compared with 100,233 metres completed in the
September 2012 quarter and 92,986 metres in the December
2011 quarter.

The majority of near mine exploration drilling was carried out at
St Ives in Western Australia, with 37,802 metres of diamond, reverse circulation (RC), and aircore drilling completed during the quarter. Most of the focus was on the recently announced
Invincible discovery and results continue to be encouraging. A maiden resource estimate is being finalised for the 2012
resource statement. An access causeway to allow infill RC
drilling on the Lefroy salt lake was completed and drilling is scheduled to commence during the March quarter.
Encouraging results were received from the initial widely
spaced drilling at the Lut prospect located to the northwest along the Invincible trend. An infill diamond drill programme has been planned. Promising initial results were also received from the infill drill programme at the Redback target within the
Greater Neptune area. This mineralisation is open to the
south.

Also in Australia, diamond drilling continued at Agnew, where
6,346 metres were completed on the High Grade Shoots
project including Bengal, Fitzroy and Hastings at the
Waroonga mine as well as a conceptual target some 500
metres north of Waroonga. Results from both these areas
have been encouraging.

At Damang in Ghana, the initial framework diamond drilling
programme (2,705 metres) was completed at the Bonsa
Hydrothermal project and a geological interpretation is pending the receipt of final assay results. Results from the in-fill programme at Amoanda confirmed and extended the north
plunging Amoanda mineralisation.

At Cerro Corona in Peru, the deep drilling programme below
the existing pit was concluded, with 1,781 metres completed in six drill holes. While all six holes intersected porphyry-style copper-gold mineralisation below the current life-of-mine pit, assay results received show a decreasing gold/copper ratio
with depth. A full geological interpretation will be completed following receipt of all outstanding assays.

CONTINUING OPERATIONS (GOLD FIELDS EXCLUDING SIBANYE GOLD)
Gold Fields Results
| 21
Continuing operations (Gold Fields excluding
Sibanye Gold)
Financial review
Quarter ended 31 December 2012 compared with
quarter ended 30 September 2012
Attributable equivalent gold production from continuing
operations increased by 8 per cent from 495,000 ounces in the
September quarter to 534,000 ounces in the December
quarter, due to increased production from all of the
international operations. At the continuing operations the
average rand gold price increased by 6 per cent from
R441,690 per kilogram to R469,914 per kilogram. The average
quarterly US dollar gold price achieved increased from
US$1,663 per ounce in the September quarter to US$1,686
per ounce in the December quarter. As a result of the above
mentioned factors, revenue increased from R7,109 million
(US$862 million) to R8,228 million (US$954 million).
Net operating costs for continuing operations increased by 15 per cent from R3,355 million (US$407 million) in the
September quarter to R3,866 million (US$448 million) in the
December quarter, mainly due to the increase in production at all the international operations, increase power costs at
Tarkwa and Damang and an increase in statutory workers
participation in profits at Cerro Corona. This increase in net operating costs, partially offset by the increase in production, resulted in an increase in total cash cost of 5 per cent from
R210,221 per kilogram to R221,188 per kilogram. In US dollar terms, total cash cost increased marginally from US$792 per
ounce to US$793 per ounce.

Operating profit from continuing operations increased by 16
per cent from R3,754 million (US$455 million) in the
September quarter to R4,362 million (US$506 million) in the
December quarter due to the increase in revenue, partially
offset by an increase in net operating costs.

Operating margin from continuing operations was similar at 53 per cent. The operating margin at South Deep in South Africa decreased from 32 per cent to 30 per cent. At the West
African operations the operating margin increased from 55 per cent to 56 per cent. At Cerro Corona in South America, the
operating margin decreased from 75 per cent to 72 per cent
and at the Australian operations the operating margin was
similar at 47 per cent.
Amortisation for continuing operations increased by 23 per
cent from R997 million (US$121 million) in the September
quarter to R1,228 million (US$143 million) in the December
quarter, due to the weaker rand and an increase in the asset base at the international operations.
Net interest paid for continuing operations increased from R79 million (US$10 million) in the September quarter to R81 million
(US$9 million) in the December quarter. In the December
quarter, interest paid of R143 million (US$16 million) was
partially offset by interest received of R23 million (US$3
million) and interest capitalised of R39 million (US$4 million).
This compared with interest paid in the September quarter of
R147 million (US$18 million), partially offset by interest
received of R33 million (US$4 million) and interest capitalised of R35 million (US$4 million).
The loss on share of results of associates after taxation for continuing operations decreased from R162 million (US$20
million) in the September quarter to R130 million (US$15
million) in the December quarter. The December quarter
comprised a loss of R132 million (US$15 million) which related to the ongoing study and evaluation costs at the Far Southeast project (FSE) compared with the loss in the September quarter of R162 million (US$20 million).
The loss on financial instruments of R1 million (US$nil) in the
December quarter compared with a gain of R7 million (US$1
million) in the September quarter. This was mainly due to
mark to market losses and gains on Australia’s diesel hedge.
Share-based payments for continuing operations decreased
from R103 million (US$12 million) in the September quarter to
R65 million (US$7 million) in the December quarter. This
decrease was due to year-end forfeiture adjustments.
Other costs for continuing operations decreased from R86
million (US$11 million) in the September quarter to R53 million
(US$6 million) in the December quarter mainly due to a
reversal of Stool tax on exploration properties in Ghana of R35 million (US$4 million).
Exploration expenditure related to continuing operations
increased from R249 million (US$30 million) in the September quarter to R322 million (US$38 million) in the December
quarter due to the timing of expenditure.
Feasibility and evaluation costs related to continuing
operations, which include Corporate development and
strategic project costs and general office costs in the various countries the Group operates in, increased from R60 million
(US$7 million) in the September quarter to R106 million
(US$12 million) in the December quarter. This increase was
mainly due to the timing of expenditure.
Non-recurring expenses for continuing operations of R986
million (US$120 million) in the December quarter compared
with non-recurring income of R158 million (US$20 million) in the September quarter. The non-recurring expenses in the
December quarter included: exploration and heap leach
impairments at St Ives of R475 million (US$55 million),
exploration impairments at Agnew of R199 million (US$23
million), an impairment of heavy mining equipment at Tarkwa
of R37 million (US$4 million), the collective agreement buy-out at South Deep of R197 million (US$23 million) and
restructuring costs of R96 million (US$11 million) related to business process re-engineering costs incurred across all the operations.
The non-recurring income in the September quarter included a profit on the disposal of the Group’s interest in GoldQuest
Mining Corporation and Atacama Pacific Gold Corporation
which amounted to R239 million (US$30 million), partially
offset by a loss of R13 million (US$2 million) on the sale of the
Group’s interest in Evolution Mining Limited and restructuring costs of R48 million (US$6 million) related to business process re-engineering costs incurred across all the operations.
Government royalties for continuing operations increased from
R225 million (US$27 million) in the September quarter to R280 million (US$33 million) in the December quarter. This increase was mainly due to the higher revenue received at the
international operations on which royalties are based.
Taxation for continuing operations decreased from R817
million (US$98 million) in the September quarter to R650
million (US$72 million) in the December quarter in line with the lower taxable income.
Net earnings from continuing operations attributable to owners of the parent amounted to R382 million (US$41 million) or 53
SA cents per share (US$0.05 per share) in the December
quarter, compared with R1,000 million (US$122 million) or 137
SA cents per share (US$0.17 per share) in the September
quarter.
Headline earnings from continuing operations i.e. earnings
excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R793 million (US$92
million) or 108 SA cents per share (US$0.12 per share) in the

CONTINUING OPERATIONS (GOLD FIELDS EXCLUDING SIBANYE GOLD)
Gold Fields Results
| 22
December quarter, compared with R775 million (US$94
million) or 106 SA cents per share (US$0.11 per share) in the
September quarter.
Normalised earnings from continuing operations amounted to
R1,216 million (US$143 million) or 167 SA cents per share
(US$0.20 per share) in the December quarter, compared with
R1,024 million (US$125 million) or 140 SA cents per share
(US$0.18 per share) in the September quarter.
Notional cash expenditure (NCE)
The NCE for continuing operations, which includes capitalised project costs decreased from R384,015 per kilogram
(US$1,446 per ounce) in the September quarter to R380,384
per kilogram (US$1,365 per ounce) in the December quarter.
This decrease was as a result of the increased production
partially offset by higher operating costs and capital
expenditure. The NCE margin for the continuing operations
increased from 13 per cent in the September quarter to 19 per cent in the December quarter due to the higher gold price and lower NCE.
NCE for continuing operations, which excludes capitalised
project costs, decreased from R377,392 per kilogram
(US$1,421 per ounce) in the September quarter to R371,744
per kilogram (US$1,334 per ounce) in the December quarter
due to the increased production partially offset by higher costs and capital expenditure. The NCE margin from existing
operations increased from 15 per cent in the September
quarter to 21 per cent in the December quarter due to the
higher gold price and the lower NCE in the December quarter.
Year ended 31 December 2012 compared with year
ended 31 December 2011
Attributable equivalent gold production for the continuing
operations decreased marginally from 2.04 million ounces for the year ended December 2011 to 2.03 million ounces for the
year ended December 2012.
Revenue from continuing operations increased by 14 per cent
from R25,264 million (US$3,499 million) to R28,916 million
(US$3,531 million).
Net operating costs for continuing operations increased by 25 per cent from R10,904 million (US$1,510 million) to R13,620
million (US$1,663 million). Half of this increase (R1,341 million or US$164 million) was due to the exchange rate effect of the weaker rand. Total cash cost for continuing operations
increased from R161,548 per kilogram (US$696 per ounce) to
R206,531 per kilogram (US$784 per ounce) due to a decrease
in gold sales and the increase in net operating costs.
Operating profit for continuing operations increased from
R14,360 million to R15,296 million, but decreased in dollar
terms from US$1,989 million to US$1,868 million due to the
stronger dollar exchange rate.
Amortisation increased from R3,377 million (US$468 million) in
2011 to R4,094 million (US$500 million) in 2012. This increase was mainly due to an increase in the asset base of the
international operations.
Net interest paid for the Group was similar at R295 million
(US$36 million).
The loss on share of results of associates after taxation
increased from R6 million (US$1 million) in 2011 to R407
million (US$50 million) in 2012. These related to profits on the
Group’s interest in Rand Refinery partially offset by costs
incurred on the ongoing study and evaluation costs at the Far
Southeast project (FSE). Costs relating to FSE were reported under feasibility and evaluation costs prior to the June 2012 quarter.

The gains and losses on foreign exchange related to the
conversion of offshore cash holdings into their functional
currencies, as well as exchange gains and losses on inter-
company loans. The loss of R113 million (US$14 million) in
2012 compared with a gain of R66 million (US$9 million) in
2011.
The loss on financial instruments of R5 million (US$1 million)
in 2012 compared with a gain of R30 million (US$4 million) in
2011. These gains and losses related to mark to market gains and losses on Australia’s diesel hedge.
Share-based payments increased from R241 million (US$33
million) to R373 million (US$46 million) due to the net effect of allocation charges for new share-based compensation granted.

Other costs decreased from R195 million (US$27 million) to
R150 million (US$19 million) mainly due to transaction costs incurred on the buy-out of non-controlling interest holders in
Ghana and Peru during 2011.
Exploration expenditure, all of which related to continuing
operations increased from R832 million (US$115 million) to
R1,053 million (US$129 million) mainly due to an increase in exploration projects and activity.
Feasibility and evaluation costs, all of which related to
continuing operations increased from R126 million (US$17
million) to R361 million (US$44 million) mainly due to core
development and strategic costs previously included in
exploration costs.
Non-recurring costs for continuing operations of R993 million
(US$121 million) for the year ended 2012 compared with R202
million (US$28 million) for the year ended 2011. Non-recurring costs included: voluntary separation packages (R244 million),
Business process re-engineering costs (R173 million) and
impairment costs at Tarkwa (R37 million), St Ives (R475
million) and Agnew (R199 million). The non-recurring costs
were partially offset by a profit on the disposal of the Group’s interest in GoldQuest Mining Corporation and Atacama Pacific
Gold Corporation which amounted to R239 million (US$30
million), partially offset by a loss of R13 million (US$2 million)
on the sale of the Group’s interest in Evolution Mining Limited, resulting in a net profit of R226 million (US$28 million).
Government royalties for continuing operations increased from
R792 million (US$110 million) for the year ended 2011 to R956 million (US$117 million) for the year ended 2012 as a result of the increase in revenue and an increase in the royalty rate at
Tarkwa and Damang, from 3 per cent to 5 per cent with effect from 1 April 2011.
Taxation for continuing operations increased from R3,101
million (US$430 million) for the year ended 2011 to R3,718
million (US$454 million) for the year ended 2012 due to the
increase in the rate at the Ghanaian operations from 25 per
cent to 35 per cent from 8 March 2012. The effect of these
changes was a deferred tax charge in Ghana of R737 million
(US$95 million).
Net earnings from continuing operations attributable to owners of the parent amounted to R2,507 million (US$306 million),
compared with earnings of R4,513 million (US$625 million) for the year ended 2011.
Normalised earnings from continuing operations amounted to
R3,668 million (US$447 million) for the year ended 2012,
compared with R4,582 million (US$635 million) for the year
ended 2011.

DISCONTINUED OPERATIONS (SIBANYE GOLD)
www.goldfields.co.za
Gold Fields Results
| 23
Discontinued operations (Sibanye Gold)
Figures are in millions unless otherwise stated
South African Rand
United States Dollar
Quarter
Year ended
Quarter
Year ended
Dec
2012
Sept
2012
Dec
2012
Dec
2011
Dec
2012
Sept
2012
Dec
2012
Dec
2011
Revenue
3,275.8
4,285.8
16,553.5
16,613.1
367.7
518.1
2,021.2
2,301.0
Operating costs - net
(2,590.3)
(2,935.3)
(10,873.6)
(9,861.3)
(296.0)
(356.4)
(1,327.6)
(1,365.8)
Operating profit
685.5
1,350.5
5,679.9
6,751.8
71.7
161.7
693.6
935.2
Amortisation and depreciation
(376.2)
(594.8)
(2,200.5)
(2,278.8)
(41.5)
(72.0)
(268.7)
(315.7)
Net operating profit
309.3
755.7
3,479.4
4,473.0
30.2
89.7
424.9
619.5
Net interest (paid)/received
(30.4)
(3.6)
(8.7)
88.8
(3.8)
(0.4)
(1.1)
12.4
Share of results of associates
39.8
18.3
93.1
35.0
4.7
2.2
11.3
4.8
Share based payments
(64.2)
(66.4)
(263.5)
(238.0)
(7.3)
(8.1)
(32.2)
(33.0)
Other
(28.6)
(45.5)
(104.2)
(41.1)
(3.4)
(5.2)
(12.5)
(5.8)
Profit before royalties, taxation
and non-recurring items
225.9
658.5
3,196.1
4,317.7
20.4
78.2
390.4
597.9
Non-recurring items
(37.2)
(64.4)
(150.4)
(281.2)
(4.3)
(7.9)
(18.4)
(38.9)
Profit before royalties and
taxation
188.7
594.1
3,045.7
4,036.5
16.1
70.3
372.0
559.0
Royalties
(28.7)
(52.9)
(282.1)
(289.5)
(2.9)
(6.3)
(34.5)
(40.1)
Profit before taxation
160.0
541.2
2,763.6
3,747.0
13.2
64.0
337.5
518.9
Mining and income taxation
5.0
(116.7)
388.5
(1,234.5)
(0.3)
(15.5)
47.4
(170.9)
- Normal taxation
26.8
(40.3)
(474.8)
(663.3)
4.5
(4.3)
(58.0)
(92.0)
- Deferred taxation
(21.8)
(76.4)
863.3
(571.2)
(4.8)
(11.2)
105.4
(78.9)
Net profit
165.0
424.5
3,152.1
2,512.5
12.9
48.5
384.9
348.0
Attributable to:
- Owners of the parent
164.1
424.6
3,151.5
2,513.4
12.9
48.5
384.9
348.1
- Non-controlling interest
0.9
(0.1)
0.6
(0.9)
-
-
-
(0.1)
KDC and Beatrix in the South African region, which now form
part of the unbundled Sibanye, are classified as discontinued
operations for accounting purposes and as such all prior
periods have been restated to exclude results from these
operations.

Financial review
Quarter ended 31 December 2012 compared with
quarter ended 30 September 2012

At the discontinued South African operations, production
decreased by 30 per cent from 315,900 ounces (9,826
kilograms) in the September quarter to 219,600 ounces (6,831 kilograms) in the December quarter, mainly due to the illegal industrial action at both KDC and Beatrix.

At the discontinued operations the average rand gold price
increased by 10 per cent from R436,169 per kilogram
(US$1,642 per ounce) to R479,549 per kilogram (US$1,720
per ounce). Revenue decreased from R4,286 million (US$518
million) in the September quarter to R3,276 million (US$368
million) in the December quarter, due to the lower production partially offset by the higher gold price.

Net operating costs decreased by 12 per cent from R2,935
million (US$356 million) to R2,590 million (US$296 million).
This decrease was mainly due to a reduction in labour costs
resulting from the illegal strike (no-work no-pay), lower
electricity costs due to two months of higher winter tariffs included in the September quarter and lower stores costs in
line with the decrease in production. Total cash cost increased by 26 per cent from R297,069 per kilogram (US$1,119 per
ounce) to R373,093 per kilogram (US$1,338 per ounce).

Amortisation decreased by 37 per cent from R595 million
(US$72 million) in the September quarter to R376 million
(US$42 million) in the December quarter mainly due to an
accounting reversal of the amortisation and depreciation
charge for the month of December, which is required once the
South African operations were classified as discontinued for accounting purposes, and the lower production.

Net interest paid increased from R4 million (US$nil) in the
September quarter to R30 million (US$4 million) in the
December quarter. In the December quarter, interest paid of
R51 million (US$6 million) was partially offset by interest
received of R21 million (US$2 million). This compared with the
R30 million (US$4 million) interest paid in the September
quarter which was partially offset by interest received of R26 million (US$4 million). The increase in interest paid was due to an increase in borrowings in South Africa during the December quarter as a result of the strike.

The profit on share of results of associates after taxation
increased from R18 million (US$2 million) in the September
quarter to R40 million (US$5 million) in the December quarter and related to Sibanye’s share in Rand Refinery.

Share-based payments were similar to the September quarter
at R64 million (US$7 million).

Other costs decreased from R46 million (US$5 million) in the
September quarter to R29 million (US$3 million) in the
December quarter.

Government royalties for discontinued operations decreased
from R53 million (US$6 million) to R29 million (US$3 million)
as a result of the decrease in revenue.

Taxation for discontinued operations was a credit of R5 million
(US$nil) for the December quarter compared with a tax charge of R117 million (US$16 million) in the September quarter,
mainly due to the lower profit resulting from the illegal strike action.

Net earnings attributable to owners of the parent amounted to
R164 million (US$13 million) or 22 SA cents per share
(US$0.02 per share) in the December quarter, compared with

DISCONTINUED OPERATIONS (SIBANYE GOLD)
Gold Fields Results
| 24
R425 million (US$49 million) or 58 SA cents per share
(US$0.07 per share) in the September quarter.

Normalised earnings of R151 million (US$11 million) or 20 SA cents per share (US$0.01 per share) in the December quarter, compared with R452 million (US$52 million) or 62 SA cents
per share (US$0.07 per share) in the September quarter.
Notional cash expenditure (NCE)

The NCE for discontinued operations, which includes
capitalised Corporate costs increased from R385,630 per
kilogram (US$1,452 per ounce) in the September quarter to
R490,265 per kilogram (US$1,759 per ounce) in the December
quarter. This increase was as a result of the decreased
production partially offset by lower operating costs and capital expenditure. The NCE margin decreased from 12 per cent in
the September quarter to a negative 2 per cent in the
December quarter due to the higher NCE, partially offset by
the higher gold price.
Year ended 31 December 2012 compared with year
ended 31 December 2011

At the discontinued operations gold production decreased by
17 per cent from 1,447 thousand ounces (45,005 kilograms) to
1,224 thousand ounces (38,059 kilograms). The majority of
this decrease was due to the wage-related industrial action, the fire at KDC’s Ya Rona shaft and slightly lower yields.
KDC’s gold production decreased from 1,100 thousand ounces
(34,218 kilograms) to 934,900 ounces (29,078 kilograms), with losses of approximately 116,000 ounces (3,610 kilograms) due to the industrial action and 30,000 ounces (933 kilograms) due to the fire. Beatrix’s gold production decreased from 346,800 ounces (10,787 kilograms) to 288,700 ounces (8,981
kilograms) with losses of approximately 29,000 ounces (900
kilograms) due to the illegal industrial action.

At the discontinued operations, operating costs increased by
10 per cent from R9,861 million (US$1,366 million) for the year ended 2011 to R10,874 million (US$1,328 million) for the year ended 2012. This was due to annual wage increases, a 16 per
cent electricity tariff increase and normal inflationary increases, partially offset by labour cost savings incurred as a result of the no-work no-pay policy during the illegal industrial action and other cost saving initiatives at the operations. Total cash cost at the South African operations increased by 30 per cent from
R220,224 per kilogram (US$949 per ounce) to R285,851 per
kilogram (US$1,086 per ounce).

The average rand gold price increased by 18 per cent from
R369,139 per kilogram (US$1,590 per ounce) to R434,943 per
kilogram (US$1,652 per ounce). Revenue decreased from
R16,613 million (US$2,301 million) in 2011 to R16,554 million
(US$2,021 million) in 2012, due to the lower production
partially offset by the increased prices.

Operating profit decreased from R4,473 million (US$620
million) to R3,479 million (US$425 million).

Amortisation decreased from R2,279 million (US$316 million)
to R2,201 million (US$269 million) due to the lower production.
Net interest paid of R9 million (US$1 million) in 2012 compared with net interest received of R89 million (US$12 million) in
2011. Share of result of associates, related to Sibanye’s
interest in Rand Refinery, increased from R35 million (US$5
million) to R93 million (US$11 million). Share-based payments increased from R238 million (US$33 million) to R264 million
(US$32 million). Other costs increased from R42 million (US$6 million) to R104 million (US$13 million).
The mining and income taxation credit of R389 million (US$47 million) in 2012 compared with a charge of R1,235 million
(US$171 million) in 2011. This is in line with the lower
production and the change in the mining tax formula for the
South African operations as well as a deferred tax credit of
R1,073 million (US$131 million) as a result of the change in the long term expected deferred tax rate.

Net earnings attributable to owners of the parent amounted to
R3,152 million (US$385 million) or 433 SA cents per share
(US$0.53 per share) in 2012, compared with R2,513 million
(US$348 million) or 348 SA cents per share (US$0.48 per
share) in 2011.

Normalised earnings of R3,166 million (US$388 million) or 435
SA cents per share (US$0.53 per share) in 2012, compared
with R2,661 million (US$368 million) or 368 SA cents per
share (US$0.51 per share) in 2011.

Notional cash expenditure (NCE)

The NCE for discontinued operations, which includes
capitalised Corporate costs increased from R284,055 per
kilogram (US$1,224 per ounce) in 2011 to R367,338 per
kilogram (US$1,395 per ounce) in 2012, mainly due to the
decreased production, higher costs and capital expenditure.
The NCE margin decreased from 23 per cent in 2011 to 16 per
cent in 2012 due to the higher NCE partially offset by the
higher gold price.

CONTINUING OPERATIONS (GOLD FIELDS EXCLUDING SIBANYE GOLD)

|
Gold Fields Results
Corporate
Gold Fields lists and unbundles Sibanye Gold
On 29 November 2012 Gold Fields announced the creation of
a new South African gold mining company through the
proposed unbundling of its 100 per cent owned subsidiary,
Sibanye Gold Limited (Sibanye Gold), formerly known as GFI
Mining South Africa Proprietary Limited (GFIMSA), which holds the KDC and Beatrix gold mines as well as various service
companies.
Both Gold Fields and Sibanye Gold will be domiciled in South
Africa with their primary listing of shares on the JSE and a secondary listing of American depository receipts on the
NYSE. The other existing secondary listings on the Swiss,
Dubai and Brussels stock exchanges for Gold Fields will
remain unchanged.
Following the unbundling, Gold Fields will retain the balance of its current portfolio of assets, including the developing South
Deep gold mine located in South Africa.
Following the unbundling, existing Gold Fields shareholders
will hold two separate shares or ADRs, namely the newly
distributed Sibanye Gold shares or ADRs as well as their
original Gold Fields shares or depositary receipts (as the case may be). The transaction does not require shareholder
approval and the listings have been approved by the South
African Reserve Bank. A full pre-listing statement was
released on 10 January 2013.
Directorate changes

Matthews Sello Moloko has tendered his resignation from the
Board of Gold Fields Limited, in terms of Section 3.59 of the
Listings Requirements of JSE Limited with effect from 31
December 2012. This follows his appointment as the
Chairman of Sibanye Gold Limited with effect from 1 January
2013. The Board thanked Mr Moloko for the significant
contribution he has made to the affairs of Gold Fields since his appointment in February 2011 and wished him every success
in his new role.
Cash dividend

In line with the company’s dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 78 of 75 SA
cents per ordinary share (gross) in respect of the year ended
31 December 2012. The final dividend will be subject to the
Dividend Withholding Tax that was introduced with effect from
1 April 2012. In accordance with paragraphs 11.17(a)(i) and
11.17(c) of the JSE Listings Requirements, the following
additional information is disclosed:

· The dividend has been declared out of income reserves;
· The local dividends tax rate is 15 per cent (fifteen per
  centum);
· The gross local dividend amount is 75 SA cents per
  ordinary share for shareholders exempt from dividends tax;
· The company has no further STC credits available and the
  Dividend Withholding Tax of 15 per cent (fifteen per
  centum) will be applicable to this dividend;
· The net local dividend amount is 63.75000 SA cents per
   ordinary share for shareholders liable to pay the dividends tax;
· Gold Fields currently has 731,648,614 ordinary shares in
   issue (included in this number are 856,330 treasury
   shares); and
· Gold Fields’ income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:
Final dividend number 78:
75 SA cents per share
Last date to trade cum- dividend:
Friday
1 March 2013
Sterling and US dollar conversion date:
Monday
4 March 2013
Shares commence trading ex-dividend:
Monday
4 March 2013
Record date:
Friday
8 March 2013
Payment of dividend:
Monday
11 March 2013

Share certificates may not be dematerialised or rematerialised between Monday, 4 March 2013 and Friday, 8 March 2013,
both dates inclusive.
Strategic portfolio review

In line with Gold Fields’ stated commitment to focus more on value creation and cash returns and not an undue focus on
production levels, Gold Fields concluded a strategic portfolio review of all its operating assets as well as brownfields and greenfields projects in the September 2012 quarter. The
purpose of the review was to maximise cash generation and
shareholder returns through a more rigorous analysis of
operating costs, capital expenditures, production levels and the various projects in the Group.

Although this is a longer-term initiative, with the full extent of the strategic decisions only becoming tangible over time,
several of the outcomes of the review were successfully
implemented at Gold Fields’ operations during the quarter.
These changes are expected to have a positive impact on
Gold Fields’ cash returns going forward and along with further implementation is expected to deliver incremental value to
stakeholders.

Most notably, the following material initiatives were rolled out this quarter:
·
A revision to the mine plan at Agnew to focus on the high
grade Kim ore body – although this will result in a decrease in the production levels, cash returns will be significantly enhanced;
·
Closure of the low-margin heap leach operation at St Ives
reducing high cost low margin production;
·
Closure of the South heap leach facility at Tarkwa following depletion of low-grade ore stockpiles which will also
eliminate higher cost production and enable the footprint of the operation to be reduced;
·
The creation of fit-for-purpose regional operating structures through the reduction in staff headcount in each of the four operational regions – although this has resulted in short-
term restructuring costs, the initiative is planned to deliver material efficiencies and cost savings in the future;
·
Exploration funding has been reduced to US$80 million and
the portfolio is being actively managed to deliver quality
projects;
·
Chucapaca project feasibility study has delivered sub-
optimal returns and the project is being re-scoped. This will include reviewing underground options and exploration;
and
·
Far-Southeast project technical has been slowed down
while the Group seek to obtain FPIC and FTAA approvals.
Further significant changes are in the process of being
implemented and specific outcomes will be communicated to
the market as notable changes are made.

Gold Fields Results
| 26
Outlook
Attributable gold production for the year ending December
2013 is expected to be between 1,825,000 equivalent ounces
and 1,900,000 equivalent ounces excluding the discontinued
operations, KDC and Beatrix. Total cash cost is estimated at
US$860 per ounce (R250,000 per kilogram) and NCE at
US$1,360 per ounce (R395,000 per kilogram) including US$40
per ounce for exploration and growth projects. These
estimates are based on an average exchange rate of
R/US$9.00 and US$/A$1.04 for the year.
The above is subject to safety performance which limits the
impact of safety-related stoppages and the forward looking
statement on pages 4 and 43.
Basis of accounting

The condensed consolidated preliminary financial information for the year ended 31 December 2012 have been prepared in
accordance with the recognition and measurement
requirements of International Financial Reporting Standards
(IFRSs), the presentation and disclosure requirements of IAS
34 Interim Financial Reporting applied to year end reporting, the Listings Requirements of the JSE Limited, the SAICA
Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Reporting Pronouncements
as issued by the Financial Reporting Standards Council, as
well as the requirements of the South African Companies Act.

The accounting policies used in the preparation of the
condensed consolidated preliminary financial statements are
consistent with those applied in the previous annual financial statements except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board. The newly adopted standards did not
significantly impact the Group’s financial results.

The assets and liabilities of Sibanye Gold have been
presented as held for distribution following the Group’s
commitment during November 2012 to unbundle Sibanye
Gold. The financial results of Sibanye Gold which include the
KDC and Beatrix mines have been presented as discontinued
operations in the condensed consolidated preliminary financial statements and the comparative income statements and
statement of cash flows have been presented as if Sibanye
Gold had been discontinued from the start of the comparative period.
Auditors review

The condensed consolidated preliminary financial statements
of Gold Fields Limited for the year ended 31 December 2012
as set out on pages 27 to 38 have been reviewed by the
company’s auditor, KPMG Inc. In their review report dated 14
February 2013, which is available for inspection at the
Company’s Registered Office, KPMG Inc. state that their
review was conducted in accordance with the International
Standard on Review Engagements 2410, Review of Interim
Information Performed by the Independent Auditor of the
Entity, which applies to a review of condensed consolidated
preliminary financial information, and have expressed an
unmodified conclusion on the condensed consolidated
preliminary financial statements.

N.J. Holland
Chief Executive Officer
14 February 2013

The preliminary financial statements are presented on a condensed consolidated basis.
www.goldfields.co.

|
Gold Fields Results
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Revenue
8,228.2
7,109.0 7,151.8
28,915.8
25,263.7
Operating costs, net
(3,866.3)
(3,354.9) (2,889.0)
(13,620.1)
(10,904.1)
- Operating costs
(3,765.9)
(3,457.8) (3,182.3)
(13,800.0)
(11,450.8)
- Gold inventory change
(100.4)
102.9 293.3
179.9
546.7
Operating profit
4,361.9
3,754.1 4,262.8
15,295.7
14,359.6
Amortisation and depreciation
(1,227.8)
(996.5) (1,146.6)
(4,093.8)
(3,377.1)
Net operating profit
3,134.1
2,757.6 3,116.2
11,201.9
10,982.5
Net interest paid
(81.3)
(78.9) (96.3)
(295.2)
(291.4)
Share of results of associates after taxation
(129.9)
(162.4) (0.3)
(407.4)
(5.9)
Gain/(loss) on foreign exchange
12.2
(66.2) 9.6
(112.7)
65.8
(Loss)/gain on financial instruments
(1.4)
6.3 (0.4)
(4.5)
30.3
Share-based payments
(65.4)
(102.5) (64.0)
(372.5)
(241.3)
Other
(53.3)
(85.7) 52.4
(149.7)
(194.7)
Exploration
(322.3)
(248.9) (291.6)
(1,052.7)
(832.1)
Feasibility and evaluation costs
(105.8)
(59.7) (33.1)
(361.2)
(125.6)
Profit before royalties, taxation and non-recurring items
2,386.9
1,959.6 2,692.5
8,446.0
9,387.6
Non-recurring items
(986.0)
158.3 (16.1)
(992.9)
(201.7)
Profit before royalties and taxation
1,400.9
2,117.9 2,676.4
7,453.1
9,185.9
Royalties
(279.8)
(225.4) (232.7)
(955.9)
(791.5)
Profit before taxation
1,121.1
1,892.5 2,443.7
6,497.2
8,394.4
Mining and income taxation
(649.7)
(816.7) (872.4)
(3,718.2)
(3,100.6)
- Normal taxation
(796.3)
(691.8) (762.4)
(2,756.8)
(2,488.2)
- Deferred taxation
146.6
(124.9) (110.0)
(961.4)
(612.4)
Net profit from continuing operations
471.4
1,075.8 1,571.3
2,779.0
5,293.8
Net profit from discontinued operations, net of tax
165.0
424.5 1,137.9
3,152.1
2,512.5
Net profit
636.4
1,500.3 2,709.2
5,931.1
7,806.3
Attributable to:
- Owners of the parent
545.7
1,424.3 2,604.9
5,658.1
7,026.7
- Non-controlling interest
90.7
76.0 104.3
273.0
779.6
Non-recurring items
(Loss)/profit on sale of investments
(0.3)
226.2 92.6
225.9
92.6
Profit/(loss) on sale of assets
0.1
- (0.1)
2.1
(7.1)
Restructuring costs
(292.6)
(47.7) (26.6)
(416.3)
(173.1)
Impairment of investments and assets
(711.1)
(1.6) (70.5)
(803.9)
(71.9)
Other
17.9
(18.6) (11.5)
(0.7)
(42.2)
Total non-recurring items
(986.0)
158.3 (16.1)
(992.9)
(201.7)
Taxation
273.1
21.6 12.3
317.9
65.7
Net non-recurring items after tax and non-controlling interests
(712.9)
179.9 (3.8)
(675.0)
(136.0)
Net earnings from continuing operations
381.6
999.7 1,467.1
2,506.6
4,513.3
Net earnings from discontinued operations
164.1
424.6 1,137.8
3,151.5
2,513.4
Net earnings per share (cents) from continuing operations
53
137 204
345
625
Net earnings per share (cents) from discontinued operations
22
58 157
433
348
Diluted earnings per share (cents) from continuing operations
52
137 202
343
618
Diluted earnings per share (cents) from discontinued operations
21
57 155
431
344
Headline earnings from continuing operations
792.8
775.3 1,444.3
2,783.2
4,497.0
Headline earnings from discontinued operations
163.0
424.3 1,137.4
3,149.8
2,510.6
Headline earnings per share (cents) from continuing operations
108
106 200
382
622
Headline earnings per share (cents) from discontinued operations
23
59 157
434
348
Diluted headline earnings per share (cents) from continuing operations
108
105 198
381
615
Diluted headline earnings per share (cents) from discontinued operations
22
58 155
431
344
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation -
continuing operations
1,216.4
1,024.3 1,467.4
3,668.3
4,581.9
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation -
discontinued operations
151.1
452.2 1,185.5
3,165.8
2,660.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - continuing operations
167
140 204
504
634
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - discontinued operations
20
62 164
435
368
Gold sold – managed kg
17,510
16,095 16,478
66,328
69,973
Gold price received R/kg
469,914
441,690 434,021
435,952
361,049
Total cash cost R/kg
221,188
210,221 185,138
206,531
161,548
The reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2012 have been prepared by the corporate accounting staff of
Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial
Officer.

Gold Fields Results
| 28
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Revenue
954.3
861.9 889.4
3,530.6
3,499.1
Operating costs, net
(448.4)
(406.6) (355.4)
(1,663.0)
(1,510.3)
- Operating costs
(435.5)
(419.1) (394.6)
(1,685.0)
(1,586.0)
- Gold inventory change
(12.9)
12.5 39.2
22.0
75.7
Operating profit
505.9
455.3 534.0
1,867.6
1,988.8
Amortisation and depreciation
(142.9)
(120.8) (146.3)
(499.8)
(467.7)
Net operating profit
363.0
334.5 387.7
1,367.8
1,521.1
Net interest paid
(9.4)
(9.6) (12.2)
(36.0)
(40.4)
Share of results of associates after taxation
(15.2)
(20.0) -
(49.7)
(0.8)
Gain/(loss) on foreign exchange
1.8
(8.2) 1.0
(13.8)
9.1
(Loss)/gain on financial instruments
(0.1)
0.7 (0.2)
(0.5)
4.2
Share-based payments
(7.3)
(12.4) (7.9)
(45.5)
(33.4)
Other
(6.2)
(11.0) 8.6
(18.5)
(26.9)
Exploration
(37.5)
(30.2) (37.1)
(128.5)
(115.2)
Feasibility and evaluation costs
(12.3)
(7.1) (4.1)
(44.1)
(17.4)
Profit before royalties, taxation and non-recurring items
276.8
236.7 335.8
1,031.2
1,300.3
Non-recurring items
(120.3)
19.9 (1.3)
(121.2)
(28.0)
Profit before royalties and taxation
156.5
256.6 334.5
910.0
1,272.3
Royalties
(32.5)
(27.3) (29.1)
(116.7)
(109.6)
Profit before taxation
124.0
229.3 305.4
793.3
1,162.7
Mining and income taxation
(71.9)
(97.8) (108.4)
(454.0)
(429.5)
- Normal taxation
(92.5)
(83.9) (95.8)
(336.6)
(344.5)
- Deferred taxation
20.6
(13.9) (12.6)
(117.4)
(85.0)
Net profit from continuing operations
52.1
131.5 197.0
339.3
733.2
Net profit from discontinued operations, net of tax
12.9
48.5 149.9
384.9
348.0
Net profit
65.0
180.0 346.9
724.2
1,081.2
Attributable to:
- Owners of the parent
54.4
170.7 336.2
690.9
973.2
- Non-controlling interest
10.6
9.3 10.7
33.3
108.0
Non-recurring items
(Loss)/profit on sale of investments
(0.6)
28.2 12.8
27.6
12.8
Profit/(loss) on sale of assets
0.1
(0.1) -
0.3
(1.0)
Restructuring costs
(35.4)
(5.8) (2.9)
(50.8)
(24.0)
Impairment of investments and assets
(86.6)
(0.1) (9.8)
(98.2)
(10.0)
Other
2.2
(2.3) (1.4)
(0.1)
(5.8)
Total non-recurring items
(120.3)
19.9 (1.3)
(121.2)
(28.0)
Taxation
33.2
2.7 1.4
38.8
9.1
Net non-recurring items after tax and non-controlling interests
(87.1)
22.6 0.1
(82.4)
(18.9)
Net earnings from continuing operations
41.4
122.3 186.3
306.1
625.1
Net earnings from discontinued operations
12.8
48.4 149.9
384.8
348.1
Net earnings per share (cents) from continuing operations
5
17 26
42
87
Net earnings per share (cents) from discontinued operations
2
7 21
53
48
Diluted earnings per share (cents) from continuing operations
5
17 26
42
86
Diluted earnings per share (cents) from discontinued operations
2
6 20
53
47
Headline earnings from continuing operations
91.8
94.2 183.2
339.8
622.9
Headline earnings from discontinued operations
12.9
48.4 149.8
384.7
347.7
Headline earnings per share (cents) from continuing operations
12
11 25
46
86
Headline earnings per share (cents) from discontinued operations
3
8 21
54
48
Diluted headline earnings per share (cents) from continuing operations
12
11 25
46
85
Diluted headline earnings per share (cents) from discontinued operations
3
8 21
54
48
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation -
continuing operations
142.5
125.2 185.9
446.9
634.7
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation -
discontinued operations
11.1
51.8 155.9
387.5
368.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - continuing operations
20
18 25
62
88
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - discontinued operations
1
7 22
53
51
South African rand/United States dollar conversion rate
8.67
8.26 8.08
8.19
7.22
South African rand/Australian dollar conversion rate
9.00
8.56 8.16
8.48
7.45
Gold sold – managed oz (000)
563
518 530
2,133
2,250
Gold price received US$/oz
1,686
1,663 1,671
1,656
1,555
Total cash cost US$/oz
793
792 713
784
696

|
Gold Fields Results
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Net profit
636.4
1,500.3 2,709.2
5,931.1
7,806.3
Other comprehensive income net of tax
597.3
134.9 24.9
1,270.3
1,641.3
Marked to market valuation of listed investments
69.8
(95.3) (213.5)
24.8
(210.7)
Currency translation adjustments and other
536.8
217.7 222.9
1,237.7
1,832.0
Share equity investee’s other comprehensive income
-
- -
-
0.1
Deferred taxation on marked to market valuation of listed investments
(9.3)
12.5 15.5
7.8
19.9
Total comprehensive income
1,233.7
1,635.2 2,734.1
7,201.4
9,447.6
Attributable to:
- Owners of the parent
1,089.4
1,578.0 2,613.4
6,729.8
8,651.2
- Non-controlling interest
144.3
57.2 120.7
471.6
796.4
1,233.7
1,635.2 2,734.1
7,201.4
9,447.6
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Net profit
65.0
180.0 346.9
724.2
1,081.2
Other comprehensive (expenses)/income net of tax
(139.6)
107.4 (31.2)
(159.5)
(902.6)
Marked to market valuation of listed investments
8.6
(12.0) (29.6)
3.0
(29.2)
Currency translation adjustments and other
(147.1)
117.9 (3.8)
(163.5)
(876.2)
Share equity investee’s other comprehensive income
-
- -
-
-
Deferred taxation on marked to market valuation of listed investments
(1.1)
1.5 2.2
1.0
2.8
Total comprehensive (expenses)/income
(74.6)
287.4 315.7
564.7
178.6
Attributable to:
- Owners of the parent
(84.5)
277.7 301.2
518.0
93.8
- Non-controlling interest
9.9
9.7 14.5
46.7
84.8
(74.6)
287.4 315.7
564.7
178.6
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
December
2012
December
2011
December
2012
December
2011
Property, plant and equipment
53,789.1
62,682.8
6,276.5
7,710.1
Goodwill
4,458.9
4,458.9
520.3
548.5
Non-current assets
910.6
1,313.3
106.3
161.5
Investments
2,318.1
820.6
270.5
100.9
Deferred taxation
356.0
930.4
41.6
114.4
Current assets
33,212.9
14,076.0
3,875.5
1,731.3
- Other current assets
7,604.1
8,027.0
887.3
987.3
- Cash and deposits
5,195.6
6,049.0
606.3
744.0
- Assets held for distribution
20,413.2
-
2,381.9
-
Total assets
95,045.6
84,282.0
11,090.7
10,366.7
Shareholders’ equity
53,157.4
48,061.5
6,202.8
5,911.6
Deferred taxation
5,106.4
9,777.5
595.8
1,202.6
Long-term loans
15,672.9
11,062.3
1,828.8
1,360.7
Environmental rehabilitation provisions
2,131.6
3,190.3
248.8
392.4
Post-retirement health care provisions
-
16.8
-
2.1
Other long-term provisions
119.0
110.0
13.9
13.5
Current liabilities
18,858.3
12,063.6
2,200.6
1,483.8
- Other current liabilities
6,164.1
7,616.5
719.3
936.8
- Current portion of long-term loans
342.8
4,447.1
40.0
547.0
- Liabilities held for distribution
12,351.4
-
1,441.3
-
Total equity and liabilities
95,045.6
84,282.0
11,090.7
10,366.7
South African rand/US dollar conversion rate
8.57
8.13
South African rand/Australian dollar conversion rate
8.92
8.25

Net debt for continuing operations
10,820.1
9,460.4
1,262.5
1,163.7

Gold Fields Results
| 30
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Total comprehensive income - 1,071.7 5,658.1 471.6
7,201.4
Profit for the period - - 5,658.1 273.0
5,931.1
Other comprehensive income - 1,071.7 - 198.6
1,270.3
Dividends paid - - (2,846.3) (72.6)
(2,918.9)
Share-based payments - 636.0 - -
636.0
Transactions with non-controlling interest - - (68.9) 0.7
(68.2)
Loans received from non-controlling interest - - - 229.6
229.6
Exercise of employee share options 16.0 - - -
16.0
Balance as at 31 December 2012
31,542.3
3,773.2
16,038.0
1,803.9
53,157.4
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Total comprehensive (expenses)/income - (172.9) 690.9 46.7
564.7
Profit for the period - - 690.9 33.3
724.2
Other comprehensive (expenses)/income - (172.9) - 13.4
(159.5)
Dividends paid - - (364.2) (8.5)
(372.7)
Share-based payments - 77.7 - -
77.7
Transactions with non-controlling interest - - (8.3) 0.1
(8.2)
Loans received from non-controlling interest - - - 27.7
27.7
Exercise of employee share options 2.0 - - -
2.0
Balance as at 31 December 2012
4,599.9
(700.8)
2,093.2
210.5
6,202.8
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
Total comprehensive income - 1,624.5 7,026.7 796.4
9,447.6
Profit for the period - - 7,026.7 779.6
7,806.3
Other comprehensive income - 1,624.5 - 16.8
1,641.3
Dividends paid - - (1,229.4) (266.7)
(1,496.1)
Share-based payments - 479.3 - -
479.3
Loans received from non-controlling interest - - - 225.4
225.4
Transactions with non-controlling interest - - (4,522.0) (2,660.9)
(7,182.9)
Treasury shares (81.4) - - -
(81.4)
Exercise of employee share options 47.1 - - -
47.1
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
Total comprehensive (expenses)/income - (879.4) 973.2 84.8
178.6
Profit for the period - - 973.2 108.0
1,081.2
Other comprehensive (expenses)/income - (879.4) - (23.2)
(902.6)
Dividends paid - - (174.9) (36.2)
(211.1)
Share-based payments - 66.4 - -
66.4
Loans received from non-controlling interest - - - 31.0
31.0
Transactions with non-controlling interest - - (664.1) (391.5)
(1,055.6)
Treasury shares (11.3) - - -
(11.3)
Exercise of employee share options 6.5 - - -
6.5
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6

|
Gold Fields Results
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Cash flows from operating activities
3,421.5
1,449.0 4,952.8
11,807.2
15,746.0
Profit before royalties, tax and non-recurring items
2,386.9
1,959.6 2,692.5
8,446.0
9,387.6
Non-recurring items
(986.0)
158.3 (16.1)
(992.9)
(201.7)
Amortisation and depreciation
1,227.8
996.5 1,146.6
4,093.8
3,377.1
South Deep BEE dividend paid
-
- -
(20.0)
(21.4)
Change in working capital
55.0
(1,076.3) (427.5)
(983.2)
(362.4)
Royalties and taxation paid
(668.3)
(839.2) (1,005.5)
(3,664.9)
(2,850.2)
Other non-cash items
784.3
(97.5) 11.1
991.0
270.2
Cash generated by continuing operations
2,799.7
1,101.4 2,401.1
7,869.8
9,599.2
Cash generated by discontinued operations
621.8
347.6 2,551.7
3,937.4
6,146.8
Dividends paid
(43.7)
(1,195.9) (88.4)
(2,943.0)
(1,530.6)
Owners of the parent
-
(1,169.0) -
(2,846.3)
(1,229.4)
Non-controlling interest holders
(43.7)
(26.9) (88.4)
(96.7)
(301.2)
Cash flows from investing activities
(3,658.0)
(3,196.1) (3,345.6)
(13,705.3)
(17,958.8)
Capital expenditure – additions
(2,892.5)
(2,778.5) (2,380.2)
(10,156.3)
(7,280.6)
Capital expenditure – proceeds on disposal
2.4
8.3 18.1
10.6
22.7
Payment to FSE
-
- -
(833.8)
(534.6)
Payment to Bezant
-
- (55.4)
-
(55.4)
La Cima non-controlling interest buy-out
(7.2)
- (1.5)
(7.3)
(2,612.5)
Ghana non-controlling interest buy-out
-
- -
-
(4,519.7)
South Deep non-controlling interest buy-out
-
- (50.7)
-
(50.7)
Talas non-controlling interest buy-out
-
(83.1) -
(83.1)
-
Purchase of investments
-
- -
(6.5)
(0.7)
Proceeds on disposal of investments
3.0
513.9 62.1
525.6
98.9
Environmental and post-retirement health care payments
(6.9)
(3.0) (6.7)
(27.4)
(20.1)
Cash utilised in continuing operations
(2,901.2)
(2,342.4) (2,414.3)
(10,578.2)
(14,952.7)
Cash utilised in discontinued operations
(756.8)
(853.7) (931.3)
(3,127.1)
(3,006.1)
Cash flows from financing activities
1,672.3
284.2 21.3
4,072.1
3,663.0
Loans received
260.8
- 687.0
7,351.9
7,786.1
Loans repaid
(110.8)
(1,592.8) (756.1)
(7,745.4)
(4,395.6)
Non-controlling interest holders’ loans received
55.4
94.8 72.9
229.6
225.4
Shares issued
1.9
2.2 17.5
16.0
47.1
Cash generated by/(utilised in) continuing operations
207.3
(1,495.8) 21.3
(147.9)
3,663.0
Cash generated by discontinued operations
1,465.0
1,780.0 -
4,220.0
-
Net cash inflow/(outflow)
1,392.1
(2,658.8) 1,540.1
(769.0)
(80.4)
Translation adjustment
141.4
75.2 74.2
338.5
665.6
Cash at beginning of period
4,085.0
6,668.6 4,434.7
6,049.0
5,463.8
Cash at end of period
5,618.5
#
4,085.0 6,049.0
5,618.5
#
6,049.0
*Cash flow from operating activities less capital expenditure additions for continuing operations
(92.8)
(1,677.1) 20.9
(2,286.5)
2,318.6
*Cash flow from operating activities less capital expenditure additions for discontinued operations
(137.1)
(506.2) 1,689.7
830.3
3,224.2
#
Cash at the end of December 2012 of R5,618.5 million comprised cash attributable to continuing operations of R5,195.6 million and cash attributable to discontinued operations of
R422.9 million.

Gold Fields Results
| 32
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Cash flows from operating activities
395.2
172.3
615.4
1,441.3
2,165.0
Profit before royalties, tax and non-recurring items
276.8
236.7
335.9
1,031.2
1,300.4
Non-recurring items
(120.3)
20.0
(1.3)
(121.2)
(28.0)
Amortisation and depreciation
142.9
120.8
146.3
499.9
467.7
South Deep BEE dividend paid
-
-
0.1
(2.5)
(3.0)
Change in working capital
9.3
(134.1)
(59.6)
(120.0)
(50.2)
Royalties and taxation paid
(74.5)
(99.6)
(129.6)
(446.5)
(396.6)
Other non-cash items
95.2
(12.5)
-
120.9
37.4
Cash generated by continuing operations
329.4
131.3
291.8
961.8
1,327.7
Cash generated by discontinued operations
65.8
41.0
323.6
479.4
837.3
Dividends paid
(5.0)
(146.0)
(11.0)
(375.7)
(216.8)
Owners of the parent
-
(142.7)
-
(364.2)
(174.9)
Non-controlling interest holders
(5.0)
(3.3)
(11.0)
(11.5)
(41.9)
Cash flows from investing activities
(423.2)
(387.2)
(423.2)
(1,680.2)
(2,539.4)
Capital expenditure – additions
(335.5)
(338.2)
(302.3)
(1,240.1)
(1,008.4)
Capital expenditure – proceeds on disposal
0.3
1.0
2.5
1.3
3.1
Payment to FSE
-
-
-
(110.0)
(66.0)
Payment to Bezant
-
-
(7.0)
-
(7.0)
La Cima non-controlling interest buy-out
(0.8)
-
(0.2)
(0.8)
(382.3)
Ghana non-controlling interest buy-out
-
-
-
-
(667.0)
South Deep non-controlling interest buy-out
-
-
(6.3)
-
(6.3)
Talas non-controlling interest buy-out
-
(10.0)
-
(10.0)
-
Purchase of investments
-
-
-
(0.8)
(0.1)
Proceeds on disposal of investments
0.3
64.0
8.4
65.4
13.7
Environmental and post-retirement health care payments
(0.8)
(0.4)
(0.9)
(3.4)
(2.8)
Cash utilised in continuing operations
(336.5)
(283.6)
(305.8)
(1,298.4)
(2,123.1)
Cash utilised in discontinued operations
(86.7)
(103.6)
(117.4)
(381.8)
(416.3)
Cash flows from financing activities
194.5
33.9
1.2
504.8
550.8
Loans received
30.0
-
83.0
936.3
1,111.2
Loans repaid
(12.9)
(193.0)
(93.0)
(975.9)
(597.9)
Non-controlling interest holders’ loans received
6.3
11.4
9.0
27.7
31.0
Shares issued
0.2
0.3
2.2
2.0
6.5
Cash generated by/(utilised in) continuing operations
23.6
(181.3)
1.2
(9.9)
550.8
Cash generated by discontinued operations
170.9
215.2
-
514.7
-
Net cash inflow/(outflow)
161.5
(327.0)
182.4
(109.8)
(40.4)
Translation adjustment
0.1
26.2
14.1
21.4
(25.1)
Cash at beginning of period
494.0
794.8
547.5
744.0
809.5
Cash at end of period
655.6
#
494.0
744.0
655.6
#
744.0
*Cash flow from operating activities less capital expenditure additions for continuing operations
(6.1)
(206.9)
(10.5)
(278.2)
319.3
*Cash flow from operating activities less capital expenditure additions for discontinued operations
(21.2)
(62.8)
215.7
100.1
432.5
#
Cash at the end of December 2012 of US$655.6 million comprised cash attributable to continuing operations of US$606.3 million and cash attributable to discontinued operations of US$49.3 million.

|
Gold Fields Results
Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Net earnings from continuing operations
381.6
999.7 1,467.1
2,506.6
4,513.3
Loss/(profit) on sale of investments
0.3
(226.2) (92.6)
(225.9)
(92.6)
Taxation effect on sale of investments
24.6
- 19.5
24.6
19.5
(Profit)/loss on sale of assets
(0.1)
- 0.1
(2.1)
7.1
Taxation effect on sale of assets
(0.2)
0.2 (0.1)
0.6
(2.0)
Impairment of investments and assets
554.2
1.6 70.5
647.0
71.9
Taxation on impairment of investments and assets
(167.6)
- (20.2)
(167.6)
(20.2)
Headline earnings from continuing operations
792.8
775.3 1,444.3
2,783.2
4,497.0
Headline earnings per share – cents
108
106 200
382
623
Based on headline earnings as given above divided by 729,075,924 (September 2012 –
728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.
United States Dollars
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Net earnings from continuing operations
41.4
122.3 186.3
306.1
625.1
Loss/(profit) on sale of investments
0.5
(28.2) (12.8)
(27.6)
(12.8)
Taxation effect on sale of investments
3.0
- 2.7
3.0
2.7
(Profit)/loss on sale of assets
(0.1)
- -
(0.3)
1.0
Taxation effect on sale of assets
-
- -
0.1
(0.3)
Impairment of investments and assets
67.4
0.1 9.8
79.0
10.0
Taxation effect on impairment of investments and assets
(20.4)
- (2.8)
(20.5)
(2.8)
Headline earnings from continuing operations
91.8
94.2 183.2
339.8
622.9
Headline earnings per share – cents
12
11 25
46
86
Based on headline earnings as given above divided by 729,075,924 (September 2012 –
728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.
Reconciliation of headline earnings from discontinued operations with net earnings from discontinued operations
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Net earnings from discontinued operations
164.1
424.6 1,137.8
3,151.5
2,513.4
Profit on sale of assets
(1.6)
(0.4) (0.6)
(2.4)
(4.3)
Taxation effect on sale of assets
0.5
0.1 0.2
0.7
1.5
Headline earnings from discontinued operations
163.0
424.3 1,137.4
3,149.8
2,510.6
Headline earnings per share – cents
23
59 157
434
348
Based on headline earnings as given above divided by 729,075,924 (September 2012 –
728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.
United States Dollars
Quarter
Year ended
December
2012
September
2012
December
2011
December
2012
December
2011
Net earnings from discontinued operations
12.8
48.4 149.9
384.8
348.1
Profit on sale of assets
(0.1)
- (0.1)
(0.2)
(0.6)
Taxation effect on sale of assets
0.2
- -
0.1
0.2
Headline earnings from discontinued operations
12.9
48.4 149.8
384.7
347.7
Headline earnings per share – cents
3
8 21
54
48
Based on headline earnings as given above divided by 729,075,924 (September 2012 –
728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.

Gold Fields Results
| 34
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward exchange contracts*
There were no outstanding contracts at the end of December 2012.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Australia - Diesel hedge*
St Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10PPM FOB Singapore contract for 10,000 barrels per month effective 1 August 2012 until
31 January 2013 at a fixed price of USD118.90 per barrel. Outstanding at the end of December 2012:
· 20,000 barrels with a mark to market value of USD0.1 million
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Pro Forma Debt maturity ladder - continuing operations
The table below shows the debt maturity profile of Gold Fields’ continuing operations reflecting the new dollar facilities that have been negotiated for the Group post unbundling.
Figures are in millions unless otherwise stated
31 Dec 2013
31 Dec 2014
31 Dec 2015
1 Jan 2016
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond)
Rand million - - - -
-
US dollar million 40.0 298.0 785.0 1,708.8
2,831.8
Dollar debt translated to rand 342.8 2,553.9 6,727.5 14,644.5
24,268.7
Total (R’m)
342.8
2,553.9
6,727.5
14,644.5
24,238.7
Utilisation – Uncommitted and committed loan facilities (including US$ bond)
Rand million - - - -
-
US dollar million 40.0 40.0 750.0 1,038.8
1,868.8
Dollar debt translated to rand 342.8 342.8 6,427.5 8,902.6
16,015.7
Total (R’m)
342.8
342.8
6,427.5
8,902.6
16,015.7
Exchange rate: US$1 = R8.57 being the closing rate at the end of the December 2012 quarter.
Pro Forma Debt maturity ladder – discontinued operations
The table below shows the debt maturity profile of Gold Fields’ discontinued operations (Sibanye Gold) reflecting the new bridge facility that has been negotiated for Sibanye Gold post unbundling.
Figures are in millions unless otherwise stated
31 Dec 2013
31 Dec 2014
31 Dec 2015
1 Jan 2016
to
31 Dec 2020
Total
Committed loan facilities
Rand million - 6,000.0 - -
6,000.0
US dollar million - - - -
-
Dollar debt translated to rand - - - -
-
Total (R’m)
-
6,000.0
-
-
6,000.0
Utilisation – Uncommitted and committed loan facilities
Bridge - 4,220.0 - -
4,220.0
Rand million - 4,220.0 - -
4,220.0
US dollar million - - - -
-
Dollar debt translated to rand - - - -
-
Total (R’m)
-
4,220.0
-
-
4,220.0
Long-term loans per balance sheet (R’m)
15,672.9
Current portion of long-term loans per balance sheet (R’m)
342.8
Discontinued operations
4,220.0
Exchange rate: US$1 = R8.57 being the closing rate at the end of the December 2012 quarter.

|
Gold Fields Results
Operating and financial results
South African Rand
Total Mine
Operations
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
December 2012
13,360
11,011
538
7,023
5,853
1,170
1,600
September 2012
13,564 10,521 590 6,244 5,151 1,093 1,569
Financial year ended
56,111 43,926 2,106 27,326 22,910 4,416 6,513
Yield (grams per tonne)
December 2012
1.8
1.6
3.6
1.0
1.0
1.2
1.9
September 2012 1.8 1.5 3.8 1.0 1.0 1.1 1.6
Financial year ended 1.9 1.5 4.0 1.0 1.0 1.2 1.6
Gold produced (kilograms)
December 2012
24,215
17,384
1,950
7,205
5,839
1,366
3,047
September 2012 25,922 16,096 2,217 6,511 5,269 1,242 2,573
Financial year ended 104,129 66,070 8,411 27,532 22,358 5,174 10,641
Gold sold (kilograms)
December 2012
24,341
17,510
1,950
7,205
5,839
1,366
3,173
September 2012 25,921 16,095 2,217 6,511 5,269 1,242 2,572
Financial year ended 104,387 66,328 8,411 27,532 22,358 5,174 10,899
Gold price received
December 2012
472,618
469,914
481,487
477,183
477,085
477,599
432,241
(Rand per kilogram)
September 2012
439,597 441,690 435,228 439,579 439,856 438,406 459,914
Financial year ended
435,584 435,952 438,961 439,256 439,154 439,698 418,240
Total cash cost (Rand per kilogram)
December 2012
263,818
221,188
333,282
209,938
201,045
247,950
133,407
September 2012 243,143 210,221 292,377 200,246 187,094 256,039 125,855
Financial year ended 235,451 206,531 290,952 189,263 177,091 241,863 129,672
Notional cash expenditure
December 2012
405,022
371,744
672,974
334,545
311,714
432,138
222,448
(Rand per kilogram) September 2012 380,229 377,392 577,492 327,799 298,064 453,945 220,132
Financial year ended 357,558 352,266 601,141 305,045 276,299 429,262 204,069
Operating costs (Rand per tonne)
December 2012
476
342
1,223
209
192
296
258
September 2012 471 329 1,112 209 192 289 230
Financial year ended 440 314 1,178 195 177 291 215
Financial Results (Rand million)
Revenue
December 2012
11,504.0
8,228.2
938.9
3,438.1
2,785.7
652.4
1,371.5
September 2012
11,394.8 7,109.0 964.9 2,862.1 2,317.6 544.5 1,182.9
Financial year ended
45,469.3 28,915.8 3,692.1 12,093.6 9,818.6 2,275.0 4,558.4
Net operating costs
December 2012
(6,456.6)
(3,866.3)
(658.0)
(1,498.1)
(1,143.9)
(354.2)
(388.6)
September 2012 (6,290.2) (3,354.9) (656.3) (1,274.2) (960.9) (313,3) (302.1)
Financial year ended (24,493.7) (13,620.1) (2,480.4) (5,100.6) (3,845.9) (1,254.7) (1,313.6)
- Operating costs
December 2012
(6,356.2)
(3,765.9)
(658.0)
(1,468.1)
(1,122.2)
(345.9)
(412.1)
September 2012 (6,393.1) (3,457.8) (656.3) (1,304.1) (988.7) (315.4) (360.8)
Financial year ended (24,673.6) (13,800.0) (2,480.4) (5,333.0) (4,049.1) (1,283.9) (1,403.4)
- Gold inventory change
December 2012
(100.4)
(100.4)
-
(30.0)
(21.7)
(8.3)
23.5
September 2012 102.9 102.9 - 29.9 27.8 2.1 58.7
Financial year ended 179.9 179.9 - 232.4 203.2 29.2 89.8
Operating profit
December 2012
5,047.4
4,361.9
280.9
1,940.0
1,641.8
298.2
982.9
September 2012
5,104.6 3,754.1 308.6 1,587.9 1,356.7 231.2 880.8
Financial year ended 20,975.6 15,295.7 1,211.7 6,993.0 5,972.7 1,020.3 3,244.8
Amortisation of mining assets
December 2012
(1,810.6)
(1,214.2)
(182.5)
(348.3)
(300.5)
(47.8)
(119.8)
September 2012
(1,555.4) (986.0) (179.6) (316.1) (254.0) (62.1) (88.1)
Financial year ended (6,391.7) (4,047.0) (674.6) (1,248.1) (1,027.3) (220.8) (399.4)
Net operating profit
December 2012
3,236.8
3,147.7
98.4
1,591.7
1,341.3
250.4
863.1
September 2012 3,549.2 2,768.1 129.0 1,271.8 1,102.7 169.1 792.7
Financial year ended 14,583.9 11,248.7 537.1 5,744.9 4,945.4 799.5 2,845.4
Other expenses
December 2012
(282.5)
(169.8)
(14.8)
(34.3)
(26.2)
(8.1)
(63.1)
September 2012 (238.5) (152.9) (19.3) (41.1) (22.3) (18.8) (56.4)
Financial year ended (898.4) (564.2) (73.4) (201.4) (140.3) (61.1) (175.7)
Profit before royalties and taxation
December 2012
2,954.3
2,977.9
83.6
1,557.4
1,315.1
242.3
800.0
September 2012
3,310.7 2,615.2 109.7 1,230.7 1,080.4 150.3 736.3
Financial year ended
13,685.5 10,684.5
463.7 5,543.5 4,805.1 738.4 2,669.7
Royalties, mining and income taxation
December 2012
(881.6)
(915.4)
38.4
(694.7)
(567.2)
(127.5)
(263.7)
September 2012
(1,176.2) (1,001.6) (37.2) (505.0) (455.4) (49.6) (261.9)
Financial year ended (4,371.6) (4,462.1) (55.0) (2,987.5) (2,583.6) (403.9) (875.9)
- Normal taxation
December 2012
(1,140.0
(1,171.9)
-
(439.3)
(391.9)
(47.4)
(293.7)
September 2012 (533.7 (500.1) - (272.8) (305.5) 32.7 (227.3)
Financial year ended (3,144.4) (2,694.0) - (1,397.5) (1,335.5) (62.0) (857.6)
- Royalties
December 2012
(308.5)
(279.9)
(4.7)
(171.9)
(139.3)
(32.6)
(40.7)
September 2012 (278.3) (225.4) (4.9) (143.0) (115.8) (27.2) (24.0)
Financial year ended (1,238.0) (956.0) (18.5) (604.6) (490.9) (113.7) (120.0)
- Deferred taxation
December 2012
566.9
536.4
43.1
(83.5)
(36.0)
(47.5)
70.7
September 2012
(364.2) (276.1) (32.3)
(89.2) (34.1) (55.1)
(10.6)
Financial year ended 10.8 (812.1) (36.5) (985.4) (757.2) (228.2) 101.7
Profit before non-recurring items
December 2012
2,072.7
2,062.5
122.0
862.7
747.9
114.8
536.3
September 2012
2,134.5 1,613.6 72.5 725.7 625.0 100.7 474.4
Financial year ended 9,313.9 6,222.4 408.7 2,556.0 2,221.5 334.5 1,793.8
Non-recurring items
December 2012
(1,022.1)
(984.9)
(220.8)
(44.1)
(52.0)
7.9
(5.0)
September 2012 (135.6) (71.2) (21.3) (34.5) (8.2) (26.3) (0.1)
Financial year ended (1,283.6) (1,132.9) (286.6) (98.6) (61.8) (36.8) (11.8)
Net profit
December 2012
1,050.6
1,077.6
(98.8)
818.6
695.9
122.7
531.3
September 2012 1,998.9 1,542.4 51.2 691.2 616.8 74.4 474.3
Financial year ended 8,030.3 5,089.5 122.1 2,457.4 2,159.7 297.7 1,782.0
Net profit excluding gains and losses
on foreign exchange, financial
instruments and non-recurring items
December 2012
1,484.1
1,484.2
55.8
601.5
512.7
88.8
508.1
September 2012 2,085.3 1,582.8 66.0 713.1 620.8 92.3 463.5
Financial year ended 8,706.7 5,658.2 322.7 2,310.4 2,008.5 301.9 1,790.4
Capital expenditure
December 2012
(3,451.4)
(2,696.5)
(654.3)
(942.3)
(697.9)
(244.4)
(265.7)
September 2012 (3,463.2) (2,616.7) (624.0) (830.2) (581.8) (248.4) (205.6)
Financial year ended (12,558.6) (9,474.2) (2,575.8) (3,065.5) (2,128.4) (937.1) (768.1)

Gold Fields Results
| 36
Operating and financial results
South African Rand
Australasia Region
#
Discontinued Operations
(South Africa Region)
Australia
Total
St Ives
Agnew                            Total
KDC
Beatrix
Operating Results
Ore milled/treated (000 tonnes)
December 2012
1,850
1,651
199
2,349
1,742
607
September 2012
2,118 1,853 265 3,043 2,164 879
Financial year ended
7,981 7,038 943 12,185 8,817 3,368
Yield (grams per tonne)
December 2012
2.8
2.1
8.6
2.9
3.0
2.7
September 2012 2.3 1.8 5.6 3.2 3.4 2.7
Financial year ended 2.4 2.0 5.8 3.1 3.3 2.7
Gold produced (kilograms)
December 2012
5,182
3,474
1,708
6,831
5,204
1,627
September 2012 4,795 3,316 1,479 9,826 7,411 2,415
Financial year ended 19,486 13,992 5,494 38,059 29,078 8,981
Gold sold (kilograms)
December 2012
5,182
3,474
1,708
6,831
5,204
1,627
September 2012 4,795 3,316 1,479 9,826 7,411 2,415
Financial year ended 19,486 13,992 5,494 38,059 29,078 8,981
Gold price received (Rand per kilogram)
December 2012
478,522
481,721
472,014
479,549
480,054
477,935
September 2012
437,769 439,747 433,333 436,169 435,825 437,226
Financial year ended
439,890 440,266 438,933 434,943 434,710 435,698
Total cash cost (Rand per kilogram)
December 2012
248,398
272,251
199,883
373,093
372,925
373,632
September 2012 231,032 244,813 200,135 297,069 297,085 297,019
Financial year ended 237,478 245,183 217,856 285,851 283,249 294,277
Notional cash expenditure (Rand per kilogram)
December 2012
397,897
468,682
253,923
489,709
492,218
481,684
September 2012 436,601 499,035 296,619 384,877 390,163 368,654
Financial year ended 392,487 423,456 313,615 366,746 366,707 366,875
Operating costs (Rand per tonne)
December 2012
664
554
1,571
1,103
1,132
1,019
September 2012 537 443 1,188 965 1,026 813
Financial year ended 574 479 1,286 892 934 783
Financial Results (Rand million)
Revenue
December 2012
2,479.7
1,673.5
806.2
3,275.8
2,498.2
777.6
September 2012
2,099.1 1,458.2 640.9 4,285.8 3,229.9 1,055.9
Financial year ended
8,571.7 6,160.2 2,411.5                     16,553.5 12,640.5 3,913.0
Net operating costs
December 2012
(1,321.6)
(964.4)
(357.2)
(2,590.3)
(1,971.8)
(618.5)
September 2012 (1,122.3) (822.2) (300.1)                    (2,935.3) (2,220.5) (714.8)
Financial year ended (4,725.5) (3,491.1) (1,234.4) (10,873.6) (8,236.9) (2,636.7)
- Operating costs
December 2012
(1,227.7)
(915.1)
(312.6)
(2,590.3)
(1,971.8)
(618.5)
September 2012 (1,136.6) (821.7) (314.9) (2,935.3) (2,220.5) (714.8)
Financial year ended (4,583.2) (3,370.5) (1,212.7)                   (10,873.6) (8,236.9) (2,636.7)
- Gold inventory change
December 2012
(93.9)
(49.3)
(44.6)
-
-
-
September 2012 14.3 (0.5) 14.8 - - -
Financial year ended (142.3) (120.6) (21.7) - - -
Operating profit
December 2012
1,158.1
709.1
449.0
685.5
526.4
159.1
September 2012
976.8 636.0 340.8 1,350.5 1,009.4 341.1
Financial year ended 3,846.2 2,669.1 1,177.1 5,679.9 4,403.6 1,276.3
Amortisation of mining assets
December 2012
(563.6)
(596.4)
(394.0)
(202.4)
September 2012
(402.2) (569.4) (425.4) (144.0)
Financial year ended (1,724.9) (2,344.7) (1,712.9) (631.8)
Net operating profit
December 2012
594.5
89.1
132.4
(43.3)
September 2012 574.6 781.1 584.0 197.1
Financial year ended 2,121.3 3,335.2 2,690.7 644.5
Other expenses
December 2012
(57.6)
(112.7)
(87.9)
(24.8)
September 2012 (36.1) (85.6) (68.5) (17.1)
Financial year ended (113.7) (334.2) (265.3) (68.9)
Profit before royalties and taxation
December 2012
536.9
(23.6)
44.5
(68.1)
September 2012
538.5 695.5 515.5 180.0
Financial year ended
2,007.6 3,001.0 2,425.4 575.6
Royalties, mining and income taxation
December 2012
4.6
33.8
10.1
23.7
September 2012
(197.5) (174.6) (116.5) (58.1)
Financial year ended (543.7) 90.5 44.3 46.2
- Normal taxation
December 2012
(438.9)
31.9
21.9
10.0
September 2012 - (33.6) (2.6) (31.0)
Financial year ended (438.9) (450.4) (328.9) (121.5)
- Royalties
December 2012
(62.6)
(28.6)
(22.6)
(6.0)
September 2012 (53.5) (52.9) (34.5) (18.4)
Financial year ended (212.9) (282.0) (211.5) (70.5)
- Deferred taxation
December 2012
506.1
30.5
10.8
19.7
September 2012
(144.0)
(88.1) (79.4) (8.7)
Financial year ended 108.1 822.9 584.7 238.2
Profit before non-recurring items
December 2012
541.5
10.2
54.6
(44.4)
September 2012
341.0 520.9 399.0 121.9
Financial year ended 1,463.9 3,091.5 2,469.7 621.8
Non-recurring items
December 2012
(715.0)
(37.2)
(34.9)
(2.3)
September 2012 (15.3) (64.4) (63.9) (0.5)
Financial year ended (735.9) (150.7) (142.7) (8.0)
Net profit
December 2012
(173.5)
(27.0)
19.7
(46.7)
September 2012 325.7 456.5 335.1 121.4
Financial year ended 728.0 2,940.8 2,327.0 613.8
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-
recurring items
December 2012
318.8
(0.1)
44.9
(45.0)
September 2012 340.2 502.5 380.7 121.8
Financial year ended 1,234.7 3,048.5 2,428.9 619.6
Capital expenditure
December 2012
(834.2)
(713.1)
(121.1)
(754.9)
(589.7)
(165.2)
September 2012 (956.9) (833.1) (123.8) (846.5) (671.0) (175.5)
Financial year ended (3,064.8)
(2,554.5)
(510.3) (3,084.4) (2,426.2) (658.2)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

|
Gold Fields Results
Operating and financial results
United States Dollars
Total Mine
Operations
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
December 2012
13,360
11,011
538
7,023
5,853
1,170
1,600
September 2012
13,564 10,521 590 6,244 5,151 1,093 1,569
Financial year ended
56,111 43,926 2,106 27,326 22,910 4,416 6,513
Yield (ounces per tonne)
December 2012
0.058
0.051
0.117
0.033
0.032
0.038
0.061
September 2012 0.061 0.049 0.121 0.034 0.033 0.037 0.053
Financial year ended 0.060 0.048 0.128 0.032 0.031 0.038 0.053
Gold produced (000 ounces)
December 2012
778.5
558.9
62.7
231.8
187.8
44.0
97.9
September 2012 833.4 517.5 71.3 209.3 169.4 39.9 82.7
Financial year ended 3,347.8 2,124.2 270.4 885.3 718.8 166.4 342.1
Gold sold (000 ounces)
December 2012
782.6
563.0
62.7
231.8
187.8
44.0
102.0
September 2012 833.5 517.5 71.3 209.3 169.4 39.9 82.7
Financial year ended 3,356.1 2,132.5 270.4 885.3 718.8 166.4 350.4
Gold price received
December 2012
1,696
1,686
1,727
1,712
1,712
1,713
1,551
(dollars per ounce)
September 2012
1,655 1,663 1,639 1,655 1,656 1,651 1,732
Financial year ended
1,654 1,656 1,667 1,668 1,668 1,670 1,588
Total cash cost (dollars per ounce)
December 2012
946
793
1,196
753
721
889
479
September 2012 916 792 1,101 754 705 964 474
Financial year ended 894 784 1,105 719 673 918 492
Notional cash expenditure
December 2012
1,453
1,334
2,414
1,200
1,118
1,550
798
(dollars per ounce) September 2012 1,432 1,421 2,175 1,234 1,122 1,709 829
Financial year ended 1,358 1,338 2,283 1,158 1,049 1,630 775
Operating costs (dollars per tonne)
December 2012
55
39
141
24
22
34
30
September 2012 57 40 135 25 23 35 28
Financial year ended 54 38 144 24 22 35 26
Financial Results ($ million)
Revenue
December 2012
1,322.0
954.3
107.9
398.7
323.1
75.7
159.7
September 2012
1,380.0 861.9 117.1 346.4 280.4 66.0 143.9
Financial year ended
5,551.8 3,530.6 450.8 1,476.6 1,198.9 277.8 556.6
Net operating costs
December 2012
(744.4)
(448.4)
(76.0)
(174.2)
(133.1)
(41.1)
(45.3)
September 2012 (763.0) (406.6) (79.7) (154.6) (116.6) (38.0) (36.5)
Financial year ended (2,990.6) (1,663.0) (302.9) (622.8) (469.6) (153.2) (160.4)
- Operating costs
December 2012
(731.5)
(435.5)
(76.0)
(169.9)
(129.9)
(40.0)
(48.0)
September 2012 (775.5) (419.1) (79.7) (157.9) (119.7) (38.2) (43.8)
Financial year ended (3,012.6) (1,685.0) (302.9) (651.2) (494.4) (156.8) (171.4)
- Gold inventory change
December 2012
(12.9)
(12.9)
-
(4.3)
(3.2)
(1.1)
2.7
September 2012 12.5 12.5 - 3.3 3.1 0.2 7.3
Financial year ended 22.0 22.0 - 28.4 24.8 3.6 11.0
Operating profit
December 2012
577.6
505.9
31.9
224.5
190.0
34.6
114.4
September 2012
617.0 455.3 37.4 191.8 163.8 28.0 107.4
Financial year ended 2,561.2 1,867.6 147.9 853.8 729.3 124.6 396.2
Amortisation of mining assets
December 2012
(209.9)
(141.4)
(21.1)
(40.4)
(34.9)
(5.5)
(14.0)
September 2012
(188.2) (119.4) (21.8) (38.3) (30.8) (7.5) (10.6)
Financial year ended (780.4) (494.1) (82.4) (152.4) (125.4) (27.0) (48.8)
Net operating profit
December 2012
367.4
364.4
10.9
184.1
155.0
29.1
100.4
September 2012 429.1 335.9 15.6 153.5 133.0 20.5 96.8
Financial year ended 1,780.7 1,373.5 65.6 701.4 603.8 97.6 347.4
Other expenses
December 2012
(33.0)
(19.8)
(1.7)
(3.8)
(2.9)
(0.9)
(7.5)
September 2012 (29.1) (18.6) (2.3) (4.9) (2.6) (2.3) (6.9)
Financial year ended (109.7) (68.9) (9.0) (24.6) (17.1) (7.5) (21.5)
Profit before royalties and
December 2012
334.4
344.6
9.2
180.4
152.1
28.3
93.0
taxation
September 2012
400.0 317.3 13.3 148.6 130.4 18.2 89.9
Financial year ended
1,671.0 1,304.6 56.6 676.9 586.7 90.2 326.0
Royalties, mining and income
December 2012
(99.6)
(103.7)
4.4
(79.3)
(64.4)
(14.9)
(30.7)
taxation
September 2012
(142.2) (120.2) (4.6) (59.6) (53.9) (5.7) (32.0)
Financial year ended (533.8) (544.8) (6.7) (364.8) (315.5) (49.3) (106.9)
- Normal taxation
December 2012
(134.3)
(139.4)
-
(51.3)
(45.6)
(5.8)
(34.5)
September 2012 (63.8) (60.4) - (32.7) (36.9) 4.2 (27.7)
Financial year ended (383.9) (328.9) - (170.6) (163.1) (7.6) (104.7)
- Royalties
December 2012
(35.4)
(32.5)
(0.6)
(19.9)
(16.1)
(3.8)
(4.8)
September 2012 (33.5) (27.3) (0.6) (17.3) (14.0) (3.3) (2.9)
Financial year ended (151.2) (116.7) (2.3) (73.8) (59.9) (13.9) (14.7)
- Deferred taxation
December 2012
70.0
68.3
5.0
(8.0)
(2.7)
(5.4)
8.5
September 2012 (44.9) (32.5) (4.0)
(9.6) (3.0) (6.6)
(1.4)
Financial year ended 1.3 (99.2) (4.5) (120.3) (92.5) (27.9) 12.4
Profit before non-recurring items
December 2012
234.8
240.9
13.6
101.1
87.7
13.3
62.2
September 2012
257.8 197.1 8.7 89.0 76.5 12.5 57.9
Financial year ended 1,137.2 759.8 49.9 312.1 271.2 40.8 219.0
Non-recurring items
December 2012
(124.1)
(119.9)
(26.8)
(5.2)
(6.3)
1.1
(0.6)
September 2012 (16.7) (8.8) (2.6) (4.3) (1.0) (3.3) -
Financial year ended (156.7) (138.3) (35.0) (12.0) (7.5) (4.5) (1.4)
Net profit
December 2012
110.6
121.0
(13.2)
95.8
81.4
14.4
61.6
September 2012 241.1 188.3 6.1 84.7 75.5 9.2 57.9
Financial year ended 980.5 621.4 14.9 300.0 263.7 36.3 217.6
Net profit excluding gains and losses
on foreign exchange, financial
instruments and non-recurring items
December 2012
163.9
171.4
6.2
69.3
58.9
10.4
58.9
September 2012 253.5 195.2 7.8 87.0 75.8 11.2 59.3
Financial year ended 1,063.1 690.9 39.4 282.1 245.2 36.9 218.6
Capital expenditure
December 2012
(399.5)
(312.7)
(75.2)
(109.9)
(81.8)
(28.1)
(31.2)
September 2012 (421.2) (318.7) (75.5) (101.1) (70.9) (30.2) (25.1)
Financial year ended (1,533.4) (1,156.8) (314.5) (374.3) (259.9) (114.4) (93.8)
Average exchange rates were US$1 = R8.67 and US$1 = R8.26 for the December 2012 and September 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R9.00 and A$1 = R8.56 for the December 2012 and September 2012 quarters respectively.

Gold Fields Results
| 38
Operating and financial results
United States Dollars
Australasia Region
#
Discontinued Operations (South
Africa Region)
Australian
Dollars
Australia
Australasia  Region
#
Total
St Ives
Agnew
Total
KDC
Beatrix                  Total
St Ives
Agnew
Operating Results
Ore milled/treated
December 2012
1,850
1,651
199
2,349
1,742
607                   1,850
1,651
199
(000 tonnes)
September 2012
2,118 1,853 265 3,043 2,164
879                   2,118
1,853 265
Financial year ended
7,981 7,038 943 12,185 8,817 3,368 7,981 7,038 943
Yield (ounces per tonne)
December 2012
0.090
0.068
0.276
0.093
0.096
0.086
0.090
0.068
0.276
September 2012 0.073 0.058 0.179 0.104 0.110 0.088 0.073 0.058 0.179
Financial year ended 0.078 0.064 0.187 0.100 0.106
0.086                    0.078
0.064 0.187
Gold produced (000 ounces)
December 2012
166.5
111.6
54.9
219.6
167.3
52.3
166.5
111.6
54.9
September 2012 154.2 106.6 47.6 315.9 238.3
77.6                    154.2
106.6 47.6
Financial year ended 626.4 449.8 176.6 1,223.6 934.9 288.7 626.4 449.8 176.6
Gold sold (000 ounces)
December 2012
166.5
111.6
54.9
219.6
167.3
52.3
166.5
111.6
54.9
September 2012 154.2 106.6 47.6 315.9 238.3 77.6 154.2 106.6 47.6
Financial year ended 626.4 449.8 176.6 1,223.6 934.9
288.7                    626.4
449.8 176.6
Gold price received
December 2012
1,717
1,728
1,693
1,720
1,722
1,715
1,654
1,665
1,631
(dollars per ounce)
September 2012
1,648 1,656 1,632 1,642 1,641
1,646                     1,591
1,598 1,575
Financial year ended
1,671 1,672 1,667 1,652 1,651 1,655 1,613 1,615 1,610
Total cash cost
December 2012
892
978
717
1,338
1,338
1,340
858
941
691
(dollars per ounce) September 2012 870 922 754 1,119 1,119 1,118 839 890 727
Financial year ended 902 931 827 1,086 1,076 1,118 871 899 799
Notional cash expenditure
December 2012
1,427
1,681
911
1,757
1,766
1,728
1,375
1,620
878
(dollars per ounce) September 2012 1,644 1,879 1,117 1,449 1,469
1,388                     1,586
1,813 1,078
Financial year ended 1,491 1,608 1,191 1,393 1,393 1,393 1,440 1,553 1,150
Operating costs
December 2012
77
64
181
127
131
118
74
62
175
(dollars per tonne) September 2012 65 54 144 117 124 98 63 52 139
Financial year ended 70 58 157 109 114 96 68 56 152
Financial Results ($ million)
Revenue
December 2012
288.0
193.5
94.5
367.7
280.4
87.3
276.8
185.8
91.0
September 2012
254.5 176.3 78.2 518.1 390.2 128.0 245.9 170.4 75.5
Financial year ended
1,046.6 752,2 294.4 2,021.2 1,543.4
477.8                 1,010.8
726.4 284.4
Net operating costs
December 2012
(153.1)
(111.6)
(41.5)
(296.0)
(225.5)
(70.6)
(147.3)
(107.3)
(40.0)
September 2012 (135.8) (99.5) (36.3) (356.4) (269.5)
(86.7)                (131.1)
(96.0) (35.1)
Financial year ended (577.0) (426.3) (150.7) (1,327.6) (1,005.7) (321.9) (557.3) (411.7) (145.6)
- Operating costs
December 2012
(141.7)
(105.7)
(36.0)
(296.0)
(225.5)
(70.6)
(136.3)
(101.7)
(34.6)
September 2012 (137.7) (99.5) (38.2) (356.4) (269.5) (86.7) (133.0) (96.1) (36.9)
Financial year ended (559.6) (411.5) (148.1) (1,327.6) (1,005.7)
(321.9)                 (540.5)
(397.5) (143.0)
- Gold inventory change
December 2012
(11.4)
(5.8)
(5.5)
-
-
-
(11.0)
(5.6)
(5.4)
September 2012 1.9 - 1.9 - - - 1.9 0.1 1.8
Financial year ended (17.4) (14.7) (2.6) - - - (16.8) (14.2) (2.6)
Operating profit
December 2012
134.9
81.9
53.0
71.7
54.9
16.6
129.6
78.6
51.0
September 2012
118.7 76.8 41.9 161.7 120.7 41.3 114.8 74.4 40.4
Financial year ended 469.6 325.9 143.7 693.6 537.7
155.8                     453.6
314.8 138.8
Amortisation of mining assets
December 2012
(66.0)
(68.5)
(44.8)
(23.6)
(63.5)
September 2012
(48.7) (68.8) (51.4)
(17.4)                    (47.1)
Financial year ended (210.6) (286.3) (209.1) (77.1) (203.4)
Net operating profit
December 2012
68.9
2.9
10.0
(7.0)
66.1
September 2012 70.0 93.2 69.3 23.9 67.7
Financial year ended 259.0 407.2 328.5
78.7                    250.2
Other expenses
December 2012
(6.9)
(13.2)
(10.3)
(2.9)
(6.6)
September 2012 (4.5) (10.5) (8.4) (2.1) (4.4)
Financial year ended (13.9) (40.8) (32.4) (8.4) (13.4)
Profit before royalties and
December 2012
62.0
(10.2)
(0.3)
(9.9)
59.4
taxation
September 2012
65.5 82.7 60.9 21.8 63.3
Financial year ended
245.1 366.4 296.1
70.3                    236.7
Royalties, mining and income
December 2012
1.9
4.1
1.2
2.8
2.0
September 2012
(24.0) (22.0) (14.7)
(7.3)                  (23.3)
Financial year ended (66.4) 11.1 5.4 5.6 (64.1)
- Normal taxation
December 2012
(53.6)
5.1
3.5
1.6
(51.8)
September 2012 - (3.4) 0.3 (3.7) -
Financial year ended (53.6) (55.0) (40.2)
(14.8)                   (51.8)
- Royalties
December 2012
(7.3)
(2.8)
(2.2)
(0.6)
(7.0)
September 2012 (6.5) (6.2) (4.1) (2.1) (6.3)
Financial year ended (26.0) (34.4) (25.8) (8.6) (25.1)
- Deferred taxation
December 2012
62.8
1.8
(0.1)
1.9
60.7
September 2012
(17.5)
(12.4) (10.9) (1.5)
(17.0)
Financial year ended 13.2 100.5 71.4 29.1 12.7
Profit before
December 2012
63.9
(6.1)
1.0
(7.1)
61.4
non-recurring items
September 2012
41.5 60.7 46.2 14.5 40.0
Financial year ended 178.7 377.5 301.6 75.9 172.6
Non-recurring items
December 2012
(87.3)
(4.2)
(3.9)
(0.3)
(84.3)
September 2012 (1.9) (7.9) (7.9) - (1.8)
Financial year ended (89.9) (18.4) (17.4)
(1.0)                   (86.8)
Net profit
December 2012
(23.3)
(10.3)
(3.0)
(7.4)
(22.9)
September 2012 39.6 52.8 38.3 14.5 38.2
Financial year ended 88.9 359.1 284.1 74.9 85.8
Net profit excluding gains and losses
on foreign exchange, financial
instruments and non-recurring items
December 2012
37.0
(7.5)
(0.3)
(7.1)                  (35.3)
September 2012
41.1 58.3 44.0 14.3 39.9
Financial year ended
150.8
372.2 296.6 75.7
145.6
Capital expenditure
December 2012
(96.4)
(82.6)
(13.8)
(86.8)
(67.8)
(19.0)
(92.6)
(79.3)
(13.3)
September 2012 (117.0) (102.0) (15.0) (102.5) (81.2) (21.3) (113.1) (98.6) (14.5)
Financial year ended (374.2)
(311.9)
(62.3) (376.6) (296.2) (80.4) (361.4) (301.2) (60.2)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

|
Gold Fields Results
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total Mine
Operations
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Discontinued Operations
(South Africa Region)
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Total
KDC
Beatrix
Operating costs
(1)
Dec 2012
(6,356.2)
(3,765.9)
(658.0)
(1,468.1)
(1,122.2)
(345.9)
(412.1)
(1,227.7)
(915.1)
(312.6)
(2,590.3)
(1,971.8)
(618.5)
Sept 2012
(6,393.1) (3,457.8) (656.3) (1,304.1) (988.7) (315.4) (360.8) (1,136.6) (821.7) (314.9)
(2,935.3) (2,220.5) (714.8)
Financial year ended
(24,673.6) (13,800.0)         (2,480.4) (5,333.0) (4,049.1) (1,283.9) (1,403.4) (4,583.2) (3,370.5)    (1,212.7)
(10,873.6) (8,236.9) (2,636.7)
Gold-in-process and
Dec 2012
(55.6)
(55.6)
-
(13.4)
(25.2)
11.8
22.6
(64.8)
(36.0)
(28.8)
-
-
-
inventory change*
Sept 2012
95.1 95.1 - 25.0 23.8 1.2 57.5
12.6
(0.4) 13.0
- - -
Financial year ended
220.6 220.6 - 229.7 185.8 43.9 88.4
(97.5)
(88.2) (9.3)
- - -
Less:
Dec 2012
(39.8)
(27.3)
(2.0)
(14.4)
(12.4)
(2.0)
(3.0)
(7.9)
(6.4)
(1.5)
(12.5)
(8.9)
(3.6)
Rehabilitation
Sept 2012
(33.3) (20.8) (2.1) (9.0) (7.3) (1.7) (2.1) (7.6) (6.1) (1.5)
(12.5) (9.0) (3.5)
Financial year ended
(138.0) (88.2) (8.1) (41.0) (34.1) (6.9) (9.2) (29.9) (24.1) (5.8)
(49.8) (35.5) (14.3)
General and
Dec 2012
(258.9)
(201.1)
(10.8)
(126.4)
(100.4)
(26.0)
(3.9)
(60.0)
(39.6)
(20.4)
(57.8)
(44.8)
(13.0)
admin
Sept 2012
(240.5) (183.8) (10.9) (109.3) (87.6) (21.7) (1.5) (62.1) (41.8) (20.3)
(56.7) (44.3) (12.4)
Financial year ended
(975.0) (748.4) (43.6) (456.1) (360.7) (95.4) (12.5) (236.2) (157.0) (79.2)
(226.6) (176.6) (50.0)
Plus:
Dec 2012
(308.5)
(279.9)
(4.7)
(171.9)
(139.3)
(32.6)
(40.7)
(62.6)
(40.7)
(21.9)
(28.6)
(22.6)
(6.0)
Royalties
Sept 2012
(278.3) (225.4) (4.9) (143.0) (115.8) (27.2) (24.0) (53.5) (37.6) (15.9)
(52.9) (34.5) (18.4)
Financial year ended
(1,238.0) (956.0) (18.5) (604.6) (490.9) (113.7) (120.0) (212.9) (153.0) (59.9)
(282.0) (211.5) (70.5)
TOTAL CASH COST
(2)
Dec 2012
(6,421.6)
(3,873.0)
(649.9)
(1,512.6)
(1,173.9)
(338.7)
(423.3)
(1,287.2)
(945.8)
(341.4)
(2,548.6)
(1,940.7)
(607.9)
Sept 2012
(6,302.5) (3,383.5) (648.2) (1,303.8) (985.8) (318.0) (323.7) (1,107.8) (811.8) (296.0)
(2,919.0) (2,201.7) (717.3)
Financial year ended
(24,578.0) (13,698.8)        (2,447.2) (5,210.8) (3,959.4) (1,251.4) (1,413.3) (4,627.5) (3,430.6)    (1,196.9)
(10,879.2) (8,236.3) (2,642.9)
Plus:
Dec 2012
(1,855.4)
(1,259.0)
(182.5)
(364.9)
(297.0)
(67.9)
(118.9)
(592.7)
(596.4)
(394.0)
(202.4)
Amortisation*
Sept 2012
(1,547.6) (978.2) (179.6) (311.2) (250.0) (61.2) (86.9)
(400.5)
(569.4) (425.4) (144.0)
Financial year ended
(6,432.4) (4,087.7) (674.6) (1,245.4) (1,009.9) (235.5) (398.0) (1,769.7)
(2,344.7) (1,712.9) (631.8)
Rehabilitation
Dec 2012
(39.8)
(27.3)
(2.0)
(14.4)
(12.4)
(2.0)
(3.0)
(7.9)
(12.5)
(8.9)
(3.6)
Sept 2012
(33.3) (20.8) (2.1) (9.0) (7.3) (1.7) (2.1) (7.6)
(12.5) (9.0) (3.5)
Financial year ended
(138.0) (88.2) (8.1) (41.0) (34.1) (6.9) (9.2) (29.9)
(49.8) (35.5) (14.3)
TOTAL PRODUCTION Dec 2012
(8,316.8)
(5,159.3)
(834.4)
(1,891.9)
(1,483.3)
(408.6)
(545.2)
(1,887.8)
(3,157.5)
(2,343.6)
(813.9)
COST
(3)
Sept 2012
(7,883.4) (4,382.5) (829.9) (1,624.0) (1,243.1) (380.9) (412.7) (1,515.9)
(3,500.9) (2,636.1) (864.8)
Financial year ended
(31,148.4) (17,874.7)        (3,129.9) (6,497.2) (5,003.4) (1,493.8) (1,820.5) (6,427.1)
(13,273.7) (9,984.7) (3,289.0)
Gold sold
Dec 2012
782.6
563.0
62.7
231.8
187.8
44.0
102.0
166.5
111.6
54.9
219.6
167.3
52.3
– thousand ounces
Sept 2012
833.4 517.5 71.3 209.3 169.4 39.9 82.7 154.2 106.6 47.6
315.9 238.3 77.6
Financial year ended
3,356.1 2,132.5 270.4 885.3 718.8 166.4 350.4 626.4 449.8 176.6
1,223.6 934.9 288.7
TOTAL CASH COST
Dec 2012
946
793
1,196
753
721
889
479
892
978
717
1,338
1,338
1,340
– US$/oz
Sept 2012
916 792 1,101 754 705 964 474
870
922 754
1,119 1,119 1,118
Financial year ended
894 784 1,105 719 673 918 492
902
931 827
1,086 1,076 1,118
TOTAL CASH COST
Dec 2012
263,818
221,188
333,282
209,938
201,045
247,950
133,407
248,398
272,251
199,883
373,093
372,925
373,632
– R/kg
Sept 2012
243,143 210,221 292,377 200,246 187,094 256,039 125,855 231,032 244,813 200,135
297,069 297,085 297,019
Financial year ended
235,451 206,531 290,952 189,263 177,091 241,863 129,672 237,478 245,183 217,856
285,851 283,249 294,277
TOTAL PRODUCTION       Dec 2012
1,226
1,057
1,535
941
911
1,072
616
1,308
1,658
1,616
1,795
COST – US$/oz
Sept 2012
1,145 1,025 1,410 939 888 1,156 604 1,190
1,342 1,339 1,348
Financial year
1,133 1,023 1,413 896 850 1,096 634 1,253
1,325 1,304 1,391
TOTAL PRODUCTION      Dec 2012
341,680
294,651
427,897
262,587
254,040
299,122
171,825
364,299
462,231
450,346
500,246
COST – R/kg
Sept 2012
304,132 272,290 374,335 249,424 235,927 306,683 160,459 316,142
356,289 355,701 358,095
Financial year
298,394 269,490 372,120 235,989 223,787 288,713 167,034 329,832
348,766 343,376 366,218
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R8.67 and US$1 = R8.26 for the December 2012 and September 2012 quarters respectively.

Gold Fields Results
| 40
Capital expenditure
Figures are in South African rand millions unless otherwise stated
Total Mine
Operations
Total
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Sustaining
December 2012
(2,309.1)          (1,965.3)
-
(982.9)
(697.9)
(285.0)
(265.7)
(716.7)
(618.4)
(98.3)
(12.7)
capital
September 2012
(2,097.9)
(1,818.2)
-
(790.3)
(581.8)
(208.5)
(205.6)
(822.3)
(739.6)
(82.7)
(1.3)
Financial year ended
(7,362.8)
(6,368.6)
-
(3,013.2)     (2,128.4)
(884.8)
(768.1)
(2,587.3)     (2,215.3)
(372.0)
(15.2)
Ore reserve
December 2012
(427.6)
-
-
-
-
-
-
-
-
-
-
development
September 2012
(575.5)
-
-
-
-
-
-
-
-
-
-
Financial year ended
(2,127.9)
-
-
-
-
-
-
-
-
-
-
Project capital
#
December 2012
(791.8)
(791.8)
(654.3)
-
-
-
-
-
-
-
(137.5)
September 2012
(729.3)
(729.3)
(624.0)
-
-
-
-
-
-
-
(105.3)
Financial year ended
(3,035.1)
(3,035.1)
(2,575.8)
-
-
-
-
-
-
-
(459.3)
Brownfields
December 2012
(76.9)
(76.9)
-
40.6
-
40.6
-
(117.5)
(94.7)
(22.8)
-
exploration
September 2012
(174.5)
(174.5)
-
(39.9)
-
(39.9)
-
(134.6)
(93.5)
(41.1)
-
Financial year ended
(529.8)
(529.8)
-
(52.3)
-
(52.3)
-
(477.5)
(339.2)
(138.3)
-
Total capital
December 2012
(3,605.4)          (2,846.7)
(654.3)
(942.3)
(697.9)
(244.4)
(265.7)
(834.2)
(713.1)
(121.1)
(150.2)
expenditure
September 2012
(3,577.2)
(2,723.3)
(624.0)
(830.2)
(581.8)
(248.4)
(205.6)
(956.9)
(833.1)
(123.8)
(106.6)
Financial year ended          (13,055.6)
(9,948.7)
(2,575.8)
(3,065.5)     (2,128.4)
(937.1)
(768.1)
(3,064.8)      (2,554.5)
(510.3)
(474.5)
#
Project capital expenditure under
Corporate in the December quarter includes R15 million (US$2 million) at the Arctic Platinum project (APP), R57 million (US$7 million) at Chucapaca being our 51 per cent share in this project, R26 million (US$3 million) at the Damang super-pit project together with general corporate capital expenditure. This compared with expenditure during the September quarter of R15 million (US$2 million) at APP, R57 million (US$7 million) at Chucapaca, being our 51 per cent share in this project and R26 million (US$3 million) at the Damang super-pit project, together with general corporate capital expenditure. The table above only includes Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of
R2,848 million (US$328 million) for the December quarter compared with R2,893 million (US$336 million) as reported in the Statement of cash flows.
Discontinued Operations
(South Africa Region)
Corporate
Total
KDC
Beatrix
Sustaining
December 2012
(331.1)
(271.0)
(56.3)
(3.8)
capital
September 2012
(278.4)
(219.7)
(51.3)
(7.4)
Financial year ended
(979.0)
(745.8)
(210.7)
(22.5)
Ore reserve
December 2012
(427.6)
(318.7)
(108.9)
-
development
September 2012
(575.5)
(451.3)
(124.2)
-
Financial year ended
(2,127.9)        (1,680.4)        (447.5)
-
Project capital
December 2012
-
-
-
-
September 2012
-
-
-
-
Financial year ended
-
-
-
-
Brownfields
December 2012
-
-
-
-
exploration
September 2012
-
-
-
-
Financial year ended
-
-
-
-
Total capital
December 2012
(758.7)
(589.7)
(165.2)
(3.8)
expenditure
September 2012
(853.9)
(671.0)
(175.5)
(7.4)
Financial year ended
(3,106.9)        (2,426.2)
(658.2)
(22.5)
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total
Group
Total Group
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
December 2012
(6,356.2)            (3,765.9)
(658.0)
(1,468.1)     (1,122.2)
(345.9)
(412.1)
(1,227.7)
(915.1)
(312.6)
-
– R’m
September 2012
(6,393.1)             (3,457.8)
(656.3)
(1,304.1)
(988.7)
(315.4)
(360.8)
(1,136.6)
(821.7)
(314.9)
-
Financial year ended        (24,673.6)           (13,800.0)          (2,480.4)
(5,333.0)      (4,049.1)    (1,283.9)
(1,403.4)
(4,583.2)      (3,370.5)    (1,212.7)
-
Capital
December 2012
(3,605.4)            (2,846.7)
(654.3)
(942.3)
(697.9)
(244.4)
(265.7)
(834.2)
(713.1)
(121.1)
(150.2)
expenditure
September 2012
(3,577.2)            (2,723.3)
(624.0)
(830.2)
(581.8)
(248.4)
(205.6)
(956.9)
(833.1)
(123.8)
(106.6)
– R’m
Financial year ended       (13,056.6)             (9,948.7)           (2,575.8)
(3,065.5)     (2,128.4)
(937.1)
(768.1)
(3,064.8)      (2,554.5)
(510.3)
(474.5)
Notional cash
December 2012
411,381              380,384
672,974
334,545
311,714
432,138
222,448
397,897
468,682
253,923
-
Expenditure
September 2012
384,627              384,015
577,492
327,799
298,064
453,945
220,132
436,601
499,035
296,619
-
– R/kg
Financial year ended
362,331              359,448
601,141
305,045
276,299
429,262
204,069
392,487
423,456
313,615
-
Notional cash
December 2012
1,476
1,365
2,414
1,200
1,118
1,550
798
1,427
1,681
911
-
expenditure
September 2012
1,448
1,446
2,175
1,234
1,122
1,709
829
1,644
1,879
1,117
-
– US$/oz
Financial year ended
1,376
1,365
2,283
1,158
1,049
1,630
775
1,491
1,608
1,191
-
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.
Discontinued Operations
(South Africa Region)
Corporate
Total
KDC
Beatrix
Operating costs
December 2012
(2,590.3)
(1,971.8)
(618.5)
-
– R’m
September 2012
(2,935.3)
(2,220.5)
(714.8)
-
Financial year ended
(10,873.6)      (8,236.9)
(2,636.7)
-
Capital
December 2012
(758.7)
(589.7)
(165.2)
(3.8)
expenditure
September 2012
(853.9)
(671.0)
(175.5)
(7.4)
– R’m
Financial year ended
(3,106.9)
(2,426.2)
(658.2)
(22.5)
Notional cash
December 2012
490,265
492,218
481,684
-
expenditure
September 2012
385,630
390,163
368,654
-
– R/kg
Financial year ended
367,338
366,707
366,875
-
Notional cash
December 2012
1,759
1,766
1,728
-
expenditure
September 2012
1,452
1,469
1,388
-
– US$/oz
Financial year ended
1,395
1,393
1,393
-

|
Gold Fields Results
Underground and surface
South African rand and metric units
Total Mine
Operations
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Discontinued Operations
(South Africa Region)
Ghana
Peru
Australia
South
Deep
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Total
KDC
Beatrix
Ore milled/treated (000 tonnes)
- underground
December 2012
2,414
1,243
538
-
-
-
-
705
539
166
1,171
735
436
September 2012
2,563
1,128
590
-
-
-
-
538
350
188
1,435
884
551
Financial year ended
10,091
4,335
2,106
-
-
-
-
2,229
1,617
612
5,756
3,687
2,069
- surface
December 2012
10,946
9,768
-
7,023
5,853
1,170
1,600
1,145
1,112
33
1,178
1,007
171
September 2012
11,001
9,393
-
6,244
5,151
1,093
1,569
1,580
1,503
77
1,608
1,280
328
Financial year ended
46,020            39,591
-
27,326
22,910
4,416
6,513
5,752
5,421
331
6,429
5,130
1,299
- total
December 2012
13,360            11,011
538
7,023
5,853
1,170
1,600
1,850
1,651
199
2,349
1,742
607
September 2012
13,564            10,521
590
6,244
5,151
1,093
1,569
2,118
1,853
265
3,043
2,164
879
Financial year ended
56,111            43,926
2,106
27,326
22,910
4,416
6,513
7,981
7,038
943
12,185
8,817
3,368
Yield (grams per tonne)
- underground
December 2012
5.0
4.9
5.0
-
-
-
-
5.8
4.5
10.0
5.2
6.1
3.6
September 2012
5.5
4.7
5.5
-
-
-
-
5.8
5.0
7.3
6.1
7.2
4.2
Financial year ended
5.5
4.9
5.4
-
-
-
-
5.8
5.0
8.1
5.9
6.8
4.2
- surface
December 2012
1.1
1.2
-
1.0
1.0
1.2
1.9
0.9
0.9
1.5
0.7
0.7
0.3
September 2012
1.1
1.1
-
1.0
1.0
1.1
1.6
1.1
1.0
1.5
0.7
0.8
0.3
Financial year ended
1.1
1.1
-
1.0
1.0
1.2
1.6
1.1
1.1
1.6
0.7
0.8
0.3
- combined
December 2012
1.8
1.6
3.6
1.0
1.0
1.2
1.9
2.8
2.1
8.6
2.9
3.0
2.7
September 2012
1.9
1.5
3.8
1.0
1.0
1.1
1.6
2.3
1.8
5.6
3.2
3.4
2.7
Financial year ended
1.9
1.5
4.0
1.0
1.0
1.2
1.6
2.4
2.0
5.8
3.1
3.3
2.7
Gold produced (kilograms)
- underground
December 2012
12,107
6,057
1,950
-
-
-
4,107
2,450
1,657
6,050
4,466
1,584
September 2012
14,019
5,336
2,217
-
-
-
-
3,119
1,752
1,367
8,683
6,350
2,333
Financial year ended
55,123            21,421
8,411
-
-
-
-
13,010
8,039
4,971
33,702
25,046
8,656
- surface
December 2012
12,108           11,327
-
7,205
5,839
1,366
3,047
1,075
1,024
51
781
738
43
September 2012
11,903           10,760
-
6,511
5,269
1,242
2,573
1,676
1,564
112
1,143
1,061
82
Financial year ended
49,006           44,649
-
27,532
22,358
5,174
10,641
6,476
5,953
523
4,357
4,032
325
- total
December 2012
24,215           17,384
1,950
7,205
5,839
1,366
3,047
5,182
3,474
1,708
6,831
5,204
1,627
September 2012
25,922           16,096
2,217
6,511
5,269
1,242
2,573
4,795
3,316
1,479
9,826
7,411
2,415
Financial year ended            104,129           66,070
8,411
27,532
22,358
5,174
10,641
19,486
13,992
5,494
38,059
29,078
8,981
Operating costs (Rand per tonne)
- underground
December 2012
1,621
1,222
1,223
-
-
-
-
1,221
1,037
1,819
2,045
2,434
1,389
September 2012
1,548
1,129
1,112
-
-
-
-
1,148
936
1,543
1,878
2,273
1,243
Financial year ended
1,500
1,185
1,178
-
-
-
-
1,193
967
1,790
1,737
2,023
1,228
- surface
December 2012
223
230
-
209
192
296
258
320
320
324
166
181
76
September 2012
220
233
-
209
192
289
230
329
329
323
150
165
91
Financial year ended
207
219
-
195
177
291
215
335
333
354
136
152
74
- total
December 2012
476
342
1,223
209
192
296
258
664
554
1,571
1,103
1,132
1,019
September 2012
471
329
1,112
209
192
289
230
537
443
1,188
965
1,026
813
Financial year ended
440
314
1,178
195
177
291
215
574
479
1,286
892
934
783
#
December quarter includes 147,000 tonnes (September quarter included 187,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Gold Fields Results
| 42
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
December 2012 quarter
September 2012 quarter
Year 2012
Reef
Carbon
Leader
Kloof
Main Libanon
VCR
Carbon
Leader
Kloof
Main Libanon
VCR
Carbon
Leader
Kloof
Main Libanon
VCR
Advanced (m)
1,347
55
961
30
2,460
3,418 1,086 764 37 4,165 13,893 1,471 4,414 105 16,691
Advanced on reef (m)
285
2
219
30
233
521 221 341 37 604 2,176 246 1,440 105 2,341
Sampled (m)
246
2
240
15
282
549 163 246 36 465 2,046 174 1,302 72 1,904
Channel width (cm)
86
126
74
118
121
76 74 47 87 107 76 82 74 84 108
Average value - (g/t)
14
3.7
16.2
2.7
18.9
23.8 10.1 14.1 2.9 25.5 22.6 9.0 11.9 3.9 24.9
- (cm.g/t)
1,207
466
1,194
322
2,284
1,798 748 665 251 2,739 1,722 734 882 328 2,683
Beatrix
December 2012 quarter
September 2012 quarter
Year 2012
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
2,980
884
3,472 1,513 14,365 5,752
Advanced on reef (m)
715
142
718 276 3,365 1,417
Sampled (m)
651
195
804 333 3,441 1,392
Channel width (cm)
141
90
132 120 128 98
Average value - (g/t)
5.6
22.1
5.4 14.0 6.6 18.3
- (cm.g/t)
791
1,985
712 1,689 848 1,795
South Deep
December 2012 quarter
September 2012 quarter
Year 2012
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
3,341
3,647 12,380
- Main above 95 level (m)
2,071
2,497 8,092
- Main below 95 level (m)
1,270
1,150 2,468
Advanced on reef (m)
1,447
1,535 5,793
Square metres de-stressed (m
2
)
11,481
12,213 43,356
- Reserve value de-stressed (g/t)
6.1
6.3 6.2
1)
Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2)
Full channel width not fully exposed in development, hence not reported.

Corporate Secretary
Karen Robinson
Tel: +27 11 562 9702
Fax: +27 11 562 9829
e-mail: karen.robinson2@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za
Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am – 5pm Mon-Fri] or [from
overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward looking statements
Certain statements in this document
constitute “forward looking statements”
within the meaning of Section 27A of the
US Securities Act of 1933 and Section
21E of the US Securities Exchange Act
of 1934.
Such forward looking statements involve
known and unknown risks, uncertainties
and other important factors that could
cause the actual results, performance or
achievements of the company to be
materially different from the future
results, performance or achievements
expressed or implied by such forward
looking statements. Such risks,
uncertainties and other important factors
include among others: economic,
business and political conditions in
South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve
anticipated efficiencies and other cost
savings in connection with past and
future acquisitions, exploration and
development activities; decreases in the
market price of gold and/or copper;
hazards associated with underground
and surface gold mining; labour
disruptions; availability, terms and
deployment of capital or credit; changes
in government regulations, particularly
environmental regulations and new
legislation affecting mining and mineral
rights; changes in exchange rates,
currency devaluations, inflation and
other macro-economic factors; industrial
action; temporary stoppages of mines
for safety and unplanned maintenance
reasons; and the impact of the AIDS
crisis in South Africa. These forward
looking statements speak only as of the
date of this document.
The company undertakes no obligation
to update publicly or release any
revisions to these forward looking
statements to reflect events or
circumstances after the date of this
document or to reflect the occurrence of
unanticipated events.
Directors
M A Ramphele (Chair) °
K Ansah
#
° A R Hill ° R L Pennant-Rea *° G M Wilson °
N J Holland * (Chief Executive
Officer)
C A Carolus°
D L Lazaro °
D N Murray ° R Dañino **°°
P A Schmidt (Chief Financial
Officer)
R P Menell ° D M J Ncube °
* British
#
Ghanaian Canadian
°Filipino
** Peruvian ° Independent Director
Non-independent
Director
Administration and corporate information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 14 February 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer